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04035808

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altran Technologies

*CURRENT ADDRESS

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5764 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DAT : 7/27/04



Registration document

2003

AR/S
12-31-03

ALTRAN
TECHNOLOGIES



Registration document 2003

AUTORITÉ DES MARCHÉS FINANCIERS

AMF

Pursuant to COB regulation No. 98-01, this registration document was filed with "Autorité des Marchés Financiers" on 7th June 2004 under No. R04-106. It may not be used in support of a financial transaction unless it is accompanied by a prospectus endorsed by "Autorité des Marchés Financiers". This registration document was drawn up by the issuer and engages the responsibility of its signatories. This registration, carried out after examination of the relevance and consistency on the information provided on the company's situation, does not imply authentication of the accounting and financial elements presented.

"Autorité des Marchés Financiers" draws the public's attention to the following points:

- Paragraphs 3.4 and 8.2.5.4 relating to the group's risk factors, exceptional events and litigation.
- In the context of their report on the consolidated accounts closed at 31st December 2003, the Statutory Auditors formulated the observations described in notes 3.4, 4.10 and 4.13.4 of the notes to the financial statements concerning respectively an error adjustment and the pro forma information relating to it, the ongoing negotiations concerning medium-term credit lines and the changed presentation of employee profit sharing.

Non-bidding translation for information purposes only - original in French.

CONTENTS 2003

CHAPTER 1

Person responsible for the registration document and person responsible for the audit of accounts

1 Person responsible for the registration document and person responsible for the audit of accounts

1.1 Person responsible for the registration document

Mr Alexis Kniazeff - CEO

1.2 Certification of the person responsible for the registration document

"To the best of our knowledge, the information contained in the present document is consistent with the truth. It comprises all the information necessary for investors to make their judgement on the issuer's assets, activities, financial situation, results and prospects, without any omissions such as to affect their significance."

Alexis Kniazeff - CEO

1.3 Person responsible for the audit of accounts

Statutory auditors

Ernst & Young Audit
Represented by Mr Philippe Hontarrède
4, rue Auber
75009 Paris

Date of first nomination: 26th June 1996.

Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2007.

Concorde Européenne Audit France
Represented by Mr Gérard Bienaimé
21 bis, rue Lord Byron
75008 Paris

Date of first nomination: 29th December 1986.

Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2003.

Deputy auditors

Mr Olivier Breillot
4, rue Auber
75009 Paris

Date of first nomination: 26th June 1996.

Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2007.

Mr Dominique Donval
23, avenue Madeleine Crenon
92330 Sceaux

Date of first nomination: 29th December 1986.

Date of termination of office: Ordinary General Meeting called to approve the accounts for the year ending on 31st December 2003.

1.4 Information policy

The financial information is in particular communicated by means of press releases (agencies and newspapers). All the financial information (press releases, presentations, reports) is available on the group's website: http://www.altran.net

Persons responsible for financial information

Mr Éric Albrand
Chief Financial Officer
Tel: +33 (0)1 44 09 54 12
e-mail: comfi@altran.net

Mr Laurent Dubois
Head of Investor Relations
Tel: +33 (0)1 44 09 54 12
e-mail: comfi@altran.net

Event	Date
2nd quarter turnover 2004	- Publication of a communiqué after the market closes on Wednesday 11th August 2004. - Organisation of a conference call in the morning of Thursday 12th August 2004.
1st half results 2004	- Publication of a communiqué before the market opens on Monday 11th October 2004. - Organisation of half-year results presentations during the day of Monday 11th October 2004.
3rd quarter turnover 2004	- Publication of a communiqué after the market closes on Friday 5th November 2004. - Organisation of a conference call in the morning of Monday 8th November 2004.


CHAPTER
2

General information concerning the company and its capital

2.1 General information concerning the company

2.1.0. Company name, registered address and head office

Company name:	Altran Technologies SA
Registered address:	58, boulevard Gouvion Saint-Cyr - 75017 Paris
Head office:	251, boulevard Pereire 75017 Paris

2.1.1. Legal form

Public Limited Company with Board of Directors.

2.1.2. Law of the issuer

French law public limited company governed by the Commercial Code, the decree of 23rd March 1967 and subsequent texts on commercial companies.

2.1.3. Date of formation and duration

The company was constituted on 14th February 1970. Except in the case of anticipated dissolution or extension provided for by the law and the statutes, it will cease to exist on 14th February 2045.

2.1.4. Company objectives

According to article 3 of the statutes, the company's objects in France and abroad are as follows:

- Technical studies, consultancy and engineering in high technologies and related services;
- And generally all industrial, commercial or financial, securities or property operations, which may be directly or indirectly related to the company objects or which may facilitate their extension and development.

2.1.5. Trade Registry

Paris B 702 012 956
Company registration number: 702 012 956 00042
Business Activity Code: 742C

2.1.6. Inspection of statutory documents

Legal documents concerning Altran Technologies may be consulted at the company's head office.

2.1.7. Accounting year

From 1st January to 31 December of each year.

2.1.8. Statutory distribution of profits (article 18 of the statutes)

An initial amount of at least 5% is deducted on the net income of each accounting year, minus any previous losses, in order to constitute the legal reserve fund, until this fund corresponds to one tenth of the authorised capital.

The balance, minus the sums placed in reserve in application of the law or the statutes and plus any profits carried over, constitutes the distributable profits.

From this distributable profit are deducted sums which, at the suggestion of the Board of Directors, the General Meeting deems suitable, either to be carried forward again to the following financial year or to be allocated to one or more general and special reserve funds.

Any balance of the profit is entirely distributed to the shares.

The General Meeting may decide to distribute sums taken from the available reserves. In this case, the decision expressly indicates the reserve items from which the sums are taken.

Notwithstanding the terms of this article, a credit may, if necessary, be allocated to a special employee profit-sharing reserve in accordance with the conditions laid down by the law.

The General Meeting, at the suggestion of the Board of Directors, may decide that the profits of a financial year may be carried forward, in whole or in part, or placed in reserve.

2.1.9. Arrangements for the payment of dividends

The General Meeting ruling on the annual accounts may grant the shareholders, for all or part of the dividend distributed, an option between payment in cash or in new shares to be issued in accordance with the conditions stipulated by the law. The same may apply for the payment of interim dividends.

The dividend prescription being five years, all shareholders may claim the dividends to which they are entitled within this time limit, counting from the dividend maturity date. Once the five-year limit has expired, the unclaimed dividends become the property of the Treasury in accordance with the law.

Amount of unclaimed dividends for the financial year:

1998	€505.60
1999	€865.66
2000	€3,360.56
2001	€2,706.00

2.10. General Meetings (article 17 of the statutes)

The Shareholders' Meetings are convened and deliberate according to the conditions set by the law.

The meetings are held either at the head office or at another place specified in the notice of convocation. At the time of convocation, the Board may decide to publicly transmit the entire meeting by videoconference and/or remote transmission, subject to the legal and regulatory provisions currently in force. If applicable, this decision is communicated in the notice of meeting and the notice of convocation.

The General Meetings are made up of all the shareholders, irrespective of the number of shares held, provided that they are fully paid up.

Any shareholder may participate, either personally or by proxy, at the Meetings upon presentation of proof of his/her identity and of ownership of his/her shares.

All shareholders may vote by correspondence using a form which may be obtained in the manner indicated in the notice of convocation to the Meeting.

During the General Meetings, the quorum conditions stipulated by the law according to the type of Meeting are appreciated by taking into account the number of shares having voting rights. In the case of votes by correspondence, only duly completed forms received by the company at least three days before the date of the Meeting will be taken into account for the purposes of calculating the quorum.

2.11. Double voting right (article 9)

The double voting rights were introduced by the General Shareholders' Meeting of 20th October 1986.

Each share carries the right to vote at General Meetings. The number of votes attached to the shares is proportional to the quota of the capital they represent, each share giving right to one vote.

However, holders of nominal shares or their representatives, if these shares have been registered in their names for at least four years and have been entirely paid up, or if they are the result of the consolidation of shares all registered in their names for at least four years and entirely paid up, are entitled to two votes for each of the said shares.

Any share converted to the bearer or transferred loses the double vote right attributed in application of the preceding paragraph. Nevertheless, transfer following succession, liquidation of joint ownership between spouses and donations inter vivos to the benefit of a spouse, a relation of inheritable degree does not give rise to the loss of the acquired right and does not interrupt the periods of time specified in the said paragraph.

2.12. Capital holding threshold (article 7 of the statutes)

In compliance with the terms of article L. 233-7 and next of the Commercial Code, any person acting alone or in concert, coming to possess more than the twentieth, the tenth, the fifth, the third, the half or two thirds of the capital or the voting rights, must notify the company and "Autorité des Marchés Financiers" (AMF) of the number of shares and voting rights that he/she possesses. The same applies when the shareholder's stake falls below the levels specified above.

Moreover, any person acting alone or in concert, coming to hold directly or indirectly, a fraction of the capital or voting rights or securities giving access after a period of time to the company's capital which is equal to or greater than 0.5% or a multiple thereof, will be obliged to inform the company, by registered letter with acknowledgement of receipt within two weeks of crossing one of these thresholds, of the total number of shares, voting rights or securities giving access after a period of time to the capital, possessed by the said person, directly or indirectly, alone or in concert.

Any person, acting alone or in concert, is also obliged to inform the company within a period of two weeks when his/her percentage of the capital or voting rights falls below each of these thresholds.

Failure to observe the above-mentioned provisions is sanctioned, in accordance with the law, at the request of one or more shareholders holding at least 5% of the company's authorised capital or voting rights. This request is recorded in the minutes of the General Meeting.

2.1.13. Identifiable bearer securities (article 7 of the statutes)

In order to facilitate the identification of the holders of shares, the company may ask the organisation in charge of compensation to provide the information concerned by article L. 228-2 of the Commercial Code.

2.2 General information concerning the capital

2.2.0. Modification of the capital and the share capital rights

Any modification of the capital or the rights attached to the securities making up this capital is subject to official regulations. Such modifications may not be submitted, by any statutory clause, to conditions which are more restrictive than the legal dispositions.

2.2.1. Authorised capital

The authorised capital is 57,220,857.50 euros divided into 114,441,715 fully subscribed and paid up shares, all of the same category.

2.2.2. Non-issued authorised capital

The Mixed General Meeting of 30th June 2003 authorised the Board of Directors, for a period of 26 months, to increase the authorised capital by a maximum nominal amount of 15 million euros, with maintenance or suppression of the preferential right, through the issue of all transferable securities giving access, immediately or after a period of time, to the company capital.

In addition, the global amount of the increases in capital by incorporation of reserves, profits, share premiums or any other element liable to be incorporated in the capital, was fixed at 100 million euros.

The global nominal amount of the issues of transferable securities representing debts giving access to the capital, immediately or after a period of time, was fixed at 400 million euros.

The Mixed General Meeting of 30th June 2003 decided that these delegations could be used, in compliance with the conditions laid down by the law, in the case of takeover bid or swap until such time as the General Meeting required to rule on the company accounts for the financial year 2003 is held.

The Board of Directors used these delegations and launched an increase of capital in cash with maintenance of the preferential subscription right of about €150 million, thereby increasing the authorised capital from €46,817,065.5 to €57,220,857.50 via the creation of 20,807,584 new shares on 23 December 2003.

It should also be recalled that, in 2000, the company's Board of Directors issued a convertible bond loan whose characteristics are described in the section entitled "Convertible bond loan".

2.2.3. Potential capital

All the information relating to the capital which can be issued by the Board of Directors for the purpose of issuing stock options is given in the section entitled "Stock options" on pages 36 and 37.

Nature of potentially dilutive instruments	Date of issue	Strike price before capital increase of December 2003	Strike price after capital increase of December 2003	Potential dilution	% of dilution
Stock options[1)]	11th April 2000	81.33	76.20	845,792	0.74%
Stock options[1)]	10th October 2001	41.99	39.34	642,880	0.56%
Stock options[1)]	11th March 2003	3.17	2.97	3,948,993	3.45%
Stock options[1)]	24th June 2003	7.18	6.73	336,191	0.29%
Total stock options				5,773,856	5.04%
Convertible bond[2)]	27th June 2000	86.57	81.20	5,523,450	4.83%
TOTAL				10,933,023	9.87%

1) Following the capital increase of 23rd December 2003, the Board of Directors adjusted the rights of holders of the stock options previously allocated by the Board. The adjustments are calculated on the basis of the preferential subscription right value of €0.714 and share value after detachment of the preferential subscription right of €10.603. The adjustment coefficient adopted, for the strike price and the number of options thus calculated, is 1.06734.

2) On 24th December 2003, following the capital increase of the previous day, the Board of Directors informed, by Euronext notice, the bearers of bonds with option to be converted and/or exchanged for new or existing July 2000/January 2005 Altran Technologies shares that, in accordance with the terms of these bonds, the conditions pertaining to the exercise of the share allocation right had been modified as from 23 December 2003, in view of the cash increase in capital with maintenance of the shareholders' preferential subscription right. Thus the number of Altran Technologies shares (allocation ratio) that can be obtained, by conversion and/or exchange, by each bond is increased from 3 Altran Technologies shares to 3.202 Altran Technologies shares.

2.2.4. Buyback by the company of its own shares

The General Meeting of 30th June 2003 authorised the Board of Directors to buy back shares to a maximum of 10% of the capital.

The Board did not avail itself of this authorisation in 2003.

2.2.5. Convertible bond loan in capital (Océanes)

By virtue of the authorisation granted by the Mixed General Meeting of 15th June 2000, the Board of Directors, convened on 27th June 2000, proceeded to issue a bond loan, listed on the first market of the Paris Stock Exchange. The details are as follows:

Nature of securities issued:
Bond with warrant of conversion into new shares and/or exchange in existing shares (Océanes).

Nominal amount of the loan:
448,500,000 euros.

Number of bonds issued and issue price:
1,725,000 bonds issued at the unit price of 260 euros.

Maturity date, duration and term of the loan:
Maturity as from 26th July 2000 for a duration of 4 years and 158 days; first term fixed at 1st January 2001.

Annual interest:
3.5%.

Normal amortisation:
Amortisation in totality at 1st January 2005; repayment at par value.

Conversion of bonds and/or bond share swap:
At any time as from 26th July 2000 at the rate of three Altran Technologies shares for one bond (the number of the company's securities was multiplied by three on 2nd January 2001).

On 24th December 2003, following the capital increase of the previous day, the Board of Directors informed, by Euronext notice, the bearers of bonds with option to be converted and/or exchanged for new or existing July 2000/January 2005 Altran Technologies shares that, in accordance with the terms of these bonds, the conditions pertaining to the exercise of the share allocation right had been modified as from 23 December 2003, in view of the cash increase in capital with maintenance of the shareholders' preferential subscription right.

Thus the number of Altran Technologies shares (allocation ratio) that can be obtained, by conversion and/or exchange, by each bond is increased from 3 Altran Technologies shares to 3.202 Altran Technologies shares.

Anticipated amortisation:

- share buyback on the market or over the counter or takeover bid;
- at the issuer's choosing as from 1st January 2003 up to the effective repayment date, at a repayment price giving the bearer a maturity yield equal to that which the said bearer would have obtained in the case of repayment at maturity if (1) the product of the share allocation ratio currently in force, and (2) of the arithmetic average of the closing share prices at the Paris Stock Exchange over 10 successive trading days during which the share is quoted, chosen by the company among the 20 successive trading days preceding the publication date of the notice announcing the anticipated amortisation, is in excess of 125% of this anticipated repayment price;
- when fewer than 10% of the bonds issued remain in circulation.

GMTS, cash management subsidiary of Altran Technologies, acquired 288,012 bonds in 2003.

The bonds acquired, cancelled in consolidation, generated an exceptional profit of €0.8 million.

After cancellation of the convertible bonds acquired in the course of 2003, the number of bonds convertible into shares (Océanes) in circulation at 31 December 2003 stood at 1,367,930 representing a par value of €355.7 million.

On 1st January 2004 the group acquired 34,035 Océanes shares for an investment of €8.8 million.

2.2.6. Changes in capital since 25th March 1998

Date	Opérations	Variation in number of shares	Par value in euros	Amount of capital in euros	Share or issue premium	Number of shares making up the capital
25th March 1998	Free shares	7,343,130	11,194,529.52	14,926,039.36		9,790,840
25th June 1998	Merger/takeover of Altran International and cancellation of old shares	19,018	28,992.75	14,955,032.11	1,940,710.75	9,809,858
21st December 1999	Exercise of options	195,236	297,635.36	15,252,667.48	3,207,021.03	10,005 094
21st December 1999	Conversion into euros		(5,247,573.48)	10,005,094		10,005,094
21st December 1999	Free shares	20,010,188	20,010,188	30,015,282		30,015,282
2nd January 2001	Division of par value by 2	30,015,282	30,015,282	30,015,282		60,030,564
2nd January 2001	Incorporation of balance carried forward	30,015,282	15,007,641	45,022,923		90,045,846
31st December 2001	Conversion Océanes	27	13.5	45,022,936.5		90,045,873
31st December 2001	Exercise of options	1,670,508	835,254	45,858,190.5	9,104,268.60	91,716,381
31st December 2002	Conversion Océanes	21	10.5	45,858,201		91,716,402
31st December 2002	Exercise of options	1,917,729	958,864.5	46,817,065.5	11,352,955.68	93,634,131
23rd December 2003	Cash increase of capital	20,807,584	10,403,7,92	57,220,857.50	135,522,072	114,441,715

2.2.7 Pledges on shares recorded in pure registered form

Name of shareholder	Pledge start date	Pledge maturity date	Number of shares pledged	% of capital pledged
Mr Alexis Kniazeff	23rd September 2002	Not determined	314,000	0.27
Mr Hubert Martigny	23rd September 2002	Not determined	314,000	0.27
ADF	17th May 2000	7th June 2005	6,873,342	6.01
TOTAL			7,501,342	6.55

2.2.8. Issuer's assets pledged

None.

2.3 Current breakdown of shares and voting rights

2.3.0. Changes in the shareholding structure

	31st December 2001				31st December 2002				31st December 2003			
	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights	Number of shares	% of capital	Number of voting rights	% of voting rights
Alexis Kniazeff	10,528,694	11.48%	21,057,388	18.64%	10,069,373	10.75%	19,738,746	16.79%	10,570,593	9.24%	20,239,966	14.46%
Hubert Martigny	10,442,679	11.39%	20,885,358	18.48%	10,069,352	10.75%	19,738,704	16.79%	10,573,296	9.24%	20,242,648	14.46%
Altran Directors Funds	8,197,614	8.94%	8,197,614	7.26%	8,198,252	8.76%	10,642,352	10.64%	8,198,252,	7.16%	10,642,352	7.60%
Flottant	62,547,415	68.20%	62,849,478	55.62%	65,297,154	69.74%	67,469,742	55.79%	85,099,574	74.36%	88,836,376	63.47%
TOTAL	91,716,402	100.00%	112,989,838	100.00%	93,634,131	100.00%	117,689,544	100.00%	114,441,715	100.00%	139,961,342	100.00%
Total number of shares making up the capital	91,716,402				93,634,131				114,441,715			
Total number of shares giving double voting rights	21,273,436				23,955,413				25,519,627			

There is no shareholders' pact.

Following the capital increase in cash with maintenance of preferential subscription right of 23rd December 2003, the company's authorised capital increased from €46,817,065.5 to €57,220,857.5 through the creation of 20,807,584 new shares, bringing the total number of shares making up the capital to 114,441,715.

The purpose of the Altran Directors Fund (ADF), with a capital of 1,861,709 euros, is to hold part of the capital of Altran Technologies. It is currently made up of 12 partners, all having the quality of office holder or employee of the Altran Technologies group. A former member of the board of Altran Technologies has left the group and consequently relinquished his status of ADF partner.

The ADF shares held by him will be transferred in compliance with the statutes but without impacting the stake held in Altran Technologies by ADF. The introduction of a new partner is subject to an approval clause. In accordance with the statutes, each member of Altran Directors Fund agrees to put up for sale all his/her shares as soon as he/she ceases his /her operational activity within the group, irrespective of the reason, without such a transfer of ADF entailing a transfer of Altran securities held by ADF.

There is no convention between Altran Directors Fund and Altran Technologies.

At 31st December 2003, the group's FCPE (company mutual fund) held 824,353 shares representing 0.72% of the capital and 0.59% of the voting rights.

2.3.1. Breakdown of the capital and voting rights

Mr Hubert Martigny declared that, as a result of the capital increase of the Altran Technologies in cash with maintenance of preferential subscription right, he fell below the 10% threshold on 7th January 2004 and held 10,573,296 Altran Technologies shares, representing 20,242,648 voting rights, i.e. 9.24% of the capital (consisting of 114,441,715 shares) and 14.46% of the 139,961,342 existing voting rights.

Mr Alexis Kniazeff declared that, as a result of the capital increase of the Altran Technologies in cash with maintenance of preferential subscription right, he fell below the 10% threshold on 7th January 2004 and held 10,570,593 Altran Technologies shares, representing 20,239,966 voting rights, i.e. 9.24% of the capital (consisting of 114,441,715 shares) and 14.46% of the 139,961,342 existing voting rights.

Gartmore Investment Management PLC, acting on behalf of the funds whose assets it manages, declared on 2nd March 2004, following the acquisition of Altran Technologies shares on the stock market, that it had exceeded the 5% threshold and henceforth held, on behalf of these funds, 5,964,372 Altran Technologies shares, representing the same number of voting rights, i.e. 5.21% of the capital and 4.26% of the voting rights.

To the best of the company's knowledge, there are no other shareholders holding, either directly or indirectly, 5% or more of the company's capital and voting rights.

On 30 January 2004 BNP Paribas Asset Management notified the company, in accordance with statutory regulations, that it had exceeded the 0.5% threshold. BNP Paribas Asset Management held 0.6% of the total number of shares in circulation.

On 19th March 2004 Société Générale notified the company, in accordance with statutory regulations, that it had exceeded the 0.5% threshold. Société Générale held 0.66% of the total number of shares in circulation and 0.54% of the company's voting rights.

At 30 March 2004, the number of nominative shareholders recorded amounted to 257. The total number of the company's shareholders, as recorded by a study on the Identifiable Bearer Securities, was about 80,000.

2.3.2. Buyback by the company of its own shares

In resolution 9, the Ordinary General Meeting of 30th June 2003 ratified the option for the company to intervene on its share market in order to adjust prices.

This option has not as yet been exercised.

24 Market of the issuer's financial instruments

24.0. Changes in the Altran Technologies share since 1st January 2003

2003	Average volume per session	Highest	Lowest	Average price	Capitalisation in € million
January	1,030,508	5.55	4.16	4.63	433
February	1,474,587	4.61	2.33	3.77	353
March	1,536,374	3.39	2.13	2.74	256
April	1,247,783	3.34	2.72	3.05	285
May	2,882,278	6.28	3.25	5.19	486
June	1,308,677	8.02	6.22	7.45	693
July	511,070	9.36	7.58	8.63	808
August	592,862	9.60	8.57	9.18	860
September	581,482	10.11	8.70	9.56	897
October	1,242,670	11.30	8.15	9.44	884
November	1,393,681	11.15	9.99	10.47	980
December	848,855	11.01	9.30	10.23	958

Source: Bloomberg.

2004	Average volume per session	Highest	Lowest	Average price	Capitalisation in € million
January	879,402	11.89	10.00	10.90	1,247
February	937,483	11.94	10.42	11.20	1,283
March	1,033,357	10.73	7.90	9.30	1,064
April	807,708	9.80	8.68	9.21	1,054

Source: Bloomberg.

* The capitalisation is calculated until December 2003 on a total number of shares of 93,634,131; as from January 2004 the total number of shares is 114,441,715.

2.4.1. Changes in the ADR (American Depositary Receipt) since 1st January 2003

Altran Technologies is also quoted in dollars in the USA via a level 1 ADR (American Depositary Receipt), code number 02209U108.

2003	Average volume per session	Highest	Lowest	Average price	Volume exchanged in €
January	11	0.50	0.50	0.50	100
February	61	0.36	0.36	0.36	550
March	271	0.31	0.30	0.31	2,850
April	100	0.42	0.40	0.41	1,100
May	-	-	-	-	-
June	781	0.87	0.75	0.79	8,200
July	1,295	1.04	0.93	0.99	14,250
August	790	0.95	0.88	0.92	2,000
September	900	1.00	1.00	1.00	18,000
October	826	1.30	0.95	1.09	18,155
November	500	1.28	1.15	1.20	12,000
December	1,622	1.33	1.30	1.31	42,496

Source: Bloomberg.

2004	Average volume per session	Highest	Lowest	Average price	Volume exchanged in €
January	461	1.35	1.35	1.35	12,447
February	32,700	1.30	1.30	1.30	850,200
March	461	1.10	1.10	1.10	10,142
April	3,000	1.00	1.00	1.00	60,000

Source: Bloomberg.

24.2. Changes in the convertible bond since 1st January 2003

2003	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in €
January	934	170.00	143.20	159.77	149,225
February	3,432	179.00	116.00	154.94	531,754
March	2,895	144.14	120.00	127.69	369,663
April	746	154.00	125.00	140.65	104,925
May	3,189	205.00	146.00	179.97	573,924
June	1,850	224.00	194.00	213.13	394,290
July	1,310	239.50	209.00	226.15	296,256
August	1,531	237.00	210.20	231.70	354,732
September	2,323	249.00	230.10	239.52	556,404
October	279	255.41	241.94	247.13	68,949
November	415	262.32	251.88	257.91	107,032
December	271	266.52	261.59	264.42	71,657

Source: Bloomberg.

2004	Average volume per session	Highest	Lowest	Average price	Average volume exchanged in € million
January	312	263.17	256.22	257.87	80,455
February	272	259.10	258.29	258.70	70,366
March	226	259.15	258.21	258.62	58,448
April	277	257.59	257.27	257.83	71,418

Source: Bloomberg.

2.5 Dividend distribution policy

	31st December 1999	31st December 2000	31st December 2001	31st December 2002	31st December 2003*
Number of shares	30,015,282	30,015,282	91,716,402	93,634,131	114,441,715
Dividend distributed per share (excluding tax credit)	0.32	0.42	0.20	-	-
Global amount of dividend distributed (in €)	9,609,180	12,606,418	18,343,280.40	-	-

Since the group continues to give priority to redressing the financial balance, no distribution of dividend will be proposed to the General Meeting called to rule on the accounts for the year ending at 31 December 2003.

2.6 Organisation of the group

Grounded in the principle of decentralisation, the Altran group consolidates about 200 subsidiaries. With rare exceptions, the group's French companies are directly held by the parent company, Altran Technologies SA or by its French subsidiaries.

Outside France, stakes are usually held by a holding corresponding to each country. These holdings are direct subsidiaries of Altran Technologies SA or its subsidiary Altran International BV.

The services carried out by the parent company or the country holdings on behalf of the operational subsidiaries are reinvoiced in compliance with the legal and tax regulations applying to each country.

In 2003, Altran set up a centralised treasury system on a new subsidiary specially created for this purpose: GMTS. The group companies have for the most part signed a treasury convention governing their relations with GMTS. They place their surplus cash with this system in return for remuneration and may withdraw it at any time according to their requirements. In the case of insufficient local finance, the group provides funds for subsidiaries with a cash deficit.

The group has decided to capitalise on the quality of its client account, for the most part consisting of major industrial groups and European public institutions, and to use it as a source of financing which should enable it to mobilise between 150 and 170 million euros by the end of 2004.

Factoring agreements in excess of €160 million in drawing rights have already been concluded with five factoring companies.

These agreements are gradually being put into effect in the group, as and when these companies complete their audits of the invoicing procedures of the group's subsidiaries. At 31st December 2003, the group obtained financing for the amount of €114.9 million by means of factoring for an initial objective lying between €80 and €100 million.

The complete list of the group's subsidiaries is given on pages 76 to 81.


CHAPTER
3

Information concerning the issuer's activity

3.1 Presentation of the group

3.1.0. Brief history of the group and changes in its structure

Right from its creation in 1982, Altran Technologies has specialised in innovation consulting. It aims to provide its clients with access to the expertise of teams consisting virtually exclusively of high-calibre engineers.

Up to 1995, the group's development was mostly concentrated in France, where it has established a strong presence. It then decided to attack new markets by introducing its core business to the international arena. International development has been ensured through the acquisition of small engineering structures which are swiftly integrated in the expanding network.

In 2002, the group completed its offer and reinforced its service in strategy consulting by acquiring the non-American activities of Arthur D. Little.

3.1.1. Positioning of the group's offer

Altran aims to accompany its clients throughout the life cycle of a product - from its design, through the optimisation of the production process, right down to the industrialisation stage. The Altran teams thus possess an extremely varied spread of expertise covering all the specialities of the engineering profession.

Right from the start Altran has made a point of working with its clients in defining, carrying out and accompanying their strategic, scientific and technological projects. Altran teams are thus involved in all stages of a product or service's life cycle.

The group's ability to master a technology and push through its transfer from one industry to another is a crucial component in the Altran strategy and offer. It is this original "technological innovation" approach, linked with its ability of "connecting up" scientific procedures, which makes Altran such a valuable partner for its clients. Innovation is no longer a constraint for businesses; over the years it has become an element lying at the heart of our clients' strategies. Innovation is the component which enables a product or service to stand out from the competition.

Today innovation is far more than a factor of differentiation for Altran's clients; it is a key factor in helping them to conquer new markets and to secure growth.

3.1.2. International presence

In 1995 Altran started to expand outside France, using the same decentralised and localised organisational model. In 2003 the group's international activities accounted for about half of total turnover.

As the following chart makes clear, Altran's European business is divided between northern and Southern Europe. The group remains true to its objective of consolidating its international bases not only in Europe but also in the United States and Asia.


Portugal
18.6 15.3
2002 2003
United Kingdom
86.4 90.4
2002 2003
Benelux
98.6 91.5
2002 2003
Sweden
21.5 22.6
2002 2003
Asia
12.8 10.5
2002 2003
Germany
105.7 113.0
2002 2003
USA
39.5 38.5
2002 2003
Austria
8.8 10.0
2002 2003
Brazil
24.3 11.3
2002 2003
Spain
118.4 108.7
2002 2003
France
660.1 658.6
2002 2003
Switzerland
55.0 45.4
2002 2003
Italy
123.2 122.0
2002 2003

After setting up an organisation specific to each country, Altran has now defined three major regions: the French region, the North region (Northern Europe, Asia and the USA) and the South region (Southern Europe and Latin America).

The group's objective is to become a key player in innovation consulting at world level, while continuing to consolidate its position as European leader.

The group accompanies its clients throughout the life cycle of a product or a service, and is present in numerous industries: automobile, aeronautics, rail transport, environment, luxury industry, energy, etc.

The group has always attached particular importance to diversifying its activities, not only from the point of view of geographical situation or sector but also in terms of client portfolio. Thus Altran includes major groups among its clients but maintains a healthy spread in its portfolio.

The turnover generated with the largest client amounts to less than 5% of the group's total turnover:

- the first 5 clients represent 14.4% of turnover;
- the first 10 clients represent 19.9% of turnover;
- the first 50 clients represent 39.8% of turnover.

3.1.3. Competition

Altran is the European leader in innovation consulting. There are several reasons for the fact that no official statistics are available for the size of this market:

- clients' R&D budgets are rarely disclosed to the public;
- the budgets concerned by the Altran offer are not always clearly identified, particularly in the case of all situations involving the improvement of industrial processes;
- the Altran offer goes beyond the R&D budgets and aims to accompany clients in the process of change.

Altran contends with different kinds of competition depending on the nature of the project in question. Its competitors may therefore be:

- a firm of management and/or strategy consultants, particularly on projects addressed by Arthur D. Little;
- it Services companies;
- design offices or engineering companies specialising in a particular technological sphere (environment, mechanical engineering, acoustics, etc.);
- companies (listed or otherwise) with an offer similar to that of Altran (Alten, Brime/Assystem, SII, etc.).

However, it is interesting to note that none of these competitors possess Altran's geographical reach or cover such a broad sector or area of technology. The group's ability to use its international network, and to set up consortiums combining advanced expertise in several countries, gives it a decisive competitive edge in dealing with client situations which can often be on a global scale.

3.2 Changes in the total workforce over the past three financial years

2001	2002	2003
16,651	17,862	16,533

At 31st December 2003, the total number of group employees stood at 16,533 persons, a decrease of 1,245 compared to the beginning of the year.

It should be noted that, as from the end of 2002, the group no longer discloses the inter-contract rate, considering that this operational indicator, while it is of determining significance within each of its entities, is not constructed in the same way for all the entities. A new, homogenous indicator is now being defined and will be communicated as soon as it is applied throughout the companies in the group.

3.3 Investment policy

As detailed on pages 23 and 24, the acquisitions made over the previous years as part of the earn-out programmes will result in disbursements in the coming financial years.

List of companies acquired over the last three financial years:

2001		2002		2003	
Company	Country	Company	Country	Company	Country
Gere	Luxembourg	CHS	Germany	Aktiva VIP Holding (1)	Netherlands
Energy Consult	Germany	Little Dacee	Germany	CQ Consulting Gmbh (1)	Austria
Servizi Di Informatica (S di I)	Italy	ADL Germany Gmbh	Germany	C Quential SRL (1)	Italy
Synectics	USA	ADL Austria Gmbh	Austria		
Cerri Consulting France	France	CQ Consulting Gmbh	Austria		
Network Centric Software (NCS)	Spain	ADL Benelux Belgium	Belgium		
Business Process Innovation (BPI)	Netherlands	Media Consultores	Spain		
Cignite	United Kingdom	Invall	Spain		
Gosch Gmbh	Austria	Barnaz Holding	Spain		
Algoplus	France	C-Quential Spain	Spain		
Consultran	Switzerland	ISEAC	Spain		
Johnsson	USA	USM	Spain		
Sertec	Spain	Little France	France		
Spoc	Spain	C-Quential France	France		
Algonorm	France	Dominique Malsch	France		
TQM	Italy	Little Italy Srl	Italy		
CSI	USA	Wiseina Ltd	Japan		
Info 93	Spain	ADL Japan Inc	Japan		
DSD (Barcelona Technologia)	Spain	CQ Yuhan Hosea	South Korea		
Demether-Sutherland	United Kingdom	Little Acquisition Co Korea	South Korea		
Sigma	Switzerland	Hilson Moran	United Kingdom		
City People-City Consultants	United Kingdom	CCL	United Kingdom		
Consignit	Sweden	ADL UK Ltd	United Kingdom		
Otba	Italy	Lilla Bomen Consultant	Sweden		
E-Consult	Luxembourg	ADL Sweden	Sweden		
2AD	France	Whom Ltd	Switzerland		
Interactifs	France	ADL Schweiz	Switzerland		
S2 Solucions I Serveis Informatics	Spain	Sea	USA		
		Imagitek	USA		
		Global N	Portugal		

(1) At 31st December 2002, the acquisition of the securities of the sub-group Aktiva VIP holding as part of the acquisition of the Arthur D. Little in 2002 was entered as an off-balance sheet commitment. This acquisition was made in March 2003. This sub-group is therefore included in the consolidation schedule as from 1st January 2003. At the time of this first consolidation the group observed a consolidation goodwill of €1,566 million. This new arrival in the consolidation schedule has no significant impact on the balance sheet or the income statement.

For each of the last three years, the amount of disbursements for acquisitions (initial payment and price complement) is as follows:

(in € million)

2001	2002	2003
70.6	112.1	100.8

3.4 Issuer's risk

3.4.0. Liquidity risk

In 2002, Altran obtained the following credit lines:

- Crédit Agricole d'Île-de-France for €100 million (€70 million at variable rate and €30 million at fixed rate);
- BNP Paribas for €50 million at variable rate;
- Société Générale for €50 million at variable rate.

Allowing for depreciation, these credit lines represented €174.5 million at 31 December 2003, of which €90.2 million was withdrawn.

In May 2003, Altran notified these three banks of the non-respect of the bank covenants at 31 December 2003. None of the banks had recourse to the early repayment clause stipulated in the case of failure to respect the covenants.

On the occasion of the capital increase initiated in November 2003 granted Altran complete access to credit lines representing €150.6 million at 31 December 2004 and extending up to 2009:

- Crédit Agricole d'Île-de-France agreed to maintain its two existing credit lines scheduled to end in 2009. These two lines globally represented €84.5 million at 31 December 2003 and, taking their depreciation into account, €70.6 million at 31 December 2004;
- BNP Paribas and Société Générale agreed to establish two new credit lines for the amount of €40 million each, in the place of the current lines. These two lines mature in December 2009 and are redeemable by constant six-monthly instalments starting from the first withdrawal;
- All of these credit lines would become due if the group failed to respect the maximum financial ratios given in the table below:

	31/12/2004	31/12/2005	31/12/2006	31/12/2007	31/12/2008
Net debt / equity	1.0	1.0	1.0	1.0	1.0
Net debt / Ebitda	4.0	3.5	3	2.5	2.5

It being understood that Ebitda corresponds to Earnings Before Interest, Taxes, Depreciation, and Amortisation.

At 31st December 2003, the group's financial ratios were:

Net financial debt / equity	1.1
Net financial debt / Ebitda before participation	7.1

Since these credit lines are currently in the process of being finalised, a possible limitation concerning deconsolidating structures, a cross-default clause, possible limitations on acquisitions before repayment of OCEANE and possible pledges on securities. The Company will disclose the main elements of these loan agreements to the market as soon as they are finalised.

The company is not required to respect other significant covenants on the credit lines used.

The depreciation of the group's medium-term credit lines is given in the table below:

	June 04	Dec.04	June 05	Dec.05	June 06	Dec.06	June 07	Dec.07	June 08	Dec.08	June 09	Dec.09
Cadif fixed rate	22,614	20,632	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,563	0	0
Cadif variable	55,000	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	0
BNPP variable	0	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
S.G. variable	0	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
TOTAL	77,614	150,632	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,563	13,000	0

The group also has medium-term credit lines representing €2.2 million, open through certain of its subsidiaries.

3.4.1. Risk linked to ADF

The purpose of the Altran Directors Fund is to hold part of the capital of Altran Technologies. It is currently made up of 12 partners, all having the quality of office holder or employee of the Altran Technologies group. The office-holders/partners of the Altran Technologies group, Messrs Michel Friedlander and Jean-Michel Martin hold 42.5% of the capital of Altran Directors Funds, the rest being spread among the other partners who do not hold office in the Altran Technologies group.

Number of shares held	8,198,252	**Number of shares pledged by Altran Technologies**	6,873,342
As % of total capital	7.16%	**As % of total capital**	6.01%
Total number of shares of the Altran Technologies capital	114,441,715	**Total number of shares of the Altran Technologies capital**	114,441,715

According to the information provided by Altran Directors Fund, the Altran Technologies shares held by ADF were acquired by means of a leverage effect financing expiring on 7th June 2005. At the expiry of the act of pledge, i.e. on 7th June 2005, and depending on the Altran Technologies share price, all or part of the pledge, corresponding to a maximum of 6,873,342 securities, may be exercised.

3.4.2. Rate risk

93% of the group's net debt of €381.7 million euros is made up of a convertible bond of €355.7 million at the fixed rate of 3.5% repayable on 1st January 2005. A rate variation thus has a negligible effect and the group has not instituted a policy for covering the rate risk.

Details of the schedule for various debts and liabilities are given on pages 92, 93 and 94.

(in € thousand)

	Less than 1 year	1 to 5 years	Over 5 years
Financial liabilities	(160,686)	(435,511)	(14,121)
Financial assets	228,608	-	-
Net position before management	67,922	(435,511)	(14,121)
Off balance sheet	-	-	-
Net position after management	67,922	(435,511)	(14,121)

3.4.3. Exchange rate risk

The bulk of the group's currency assets is constituted by its investments in countries outside the euro zone (chiefly the USA, Brazil, the United Kingdom, Sweden and Switzerland).

The amount of financial debts contracted in currencies outside the euro zone comes to €4.04 million.

In 2003, the group generated a turnover of €214.3 million outside the euro zone. Owing to the intellectual services activity, receipts and costs are given in the same currency for a given country. There is no exchange rate risk cover policy in the group.

(in € thousand)

Currency	Assets	Liabilities	Net position	Price at 31/12/03	Net position in € before management	Off balance sheet	Net position in € after management	Sensitivity (1)
USD	81,129	28,487	52,642	1.26	41,779	Na	41,779	418
GBP	47,229	-	47,229	0.70	67,470	Na	67,470	674
CHF	60,103	2,423	57,680	1.56	36974	Na	36,974	370
SEK	114,173	-	114,173	9.08	12,574	Na	12,574	126
SGD	13	-	13	2.14	6	Na	6	-
					TOTAL	NA	158,803	1,588

(1) Sensitivity to a 1% currency variation.

3.4.4. Risk on intangible assets

Following the closing of the accounts at 31 December 2002, the company performed a valuation test of acquisition goodwill in compliance with regulation 2002-10 of the Accounting Regulations Commission (CRC) relating to amortisations and depreciations.

These acquisition goodwills, depreciated over 30 years using the straight-line method, may give rise to an exceptional depreciation, without effect on the cash position, following a re-examination of the current value of each acquisition goodwill recorded on the consolidated balance sheet when there are indications of loss of value.

These indications are based on an analysis of the 2002 and 2003 financial years and 2004 budgets. They give rise to a valuation test whenever a company:

- shows a loss over two of the three financial years considered (maximum value loss indicator);
- shows a loss over one of the three financial years considered;
- shows a profit over the three financial years but with a declining turnover over two of the three years considered;
- shows a profit over the three financial years but with a declining turnover over one of the three years considered (minimum value loss indicator).

When one or more of these indicators are identified, the net book value is compared with the current value, the latter corresponding to the highest value between the market value and the value in use.

In the absence of an available market value, a method using anticipated discounted cash flows is used. These are calculated for each company on the following financial assumptions and conditions for operating forecasts:

- they are based on the business plans of the units concerned available at the date of the assessment, and are spread over an explicit period of five years;
- beyond this period, the terminal value corresponds to the capitalisation to infinity (with a 3% infinity growth rate) of the last cash flow of the explicit period;

◦ the discount rate corresponds to a weighted average cost of capital of 8.55%.

With regard to the year ending at 31 December 2002, an exceptional depreciation of €76.4 million was made. It concerned 22 of the group's subsidiaries as follows:

(in € thousand)

	Number	Goodwill	Extraordinary depreciation	Residual goodwill
Companies submitted to a total depreciation	14	43.903	43.903	0.0
Companies submitted to a partial depreciation	8	84.327	32.515	51.812
Companies not submitted to an exceptional depreciation	118	457.851	-	457.851
TOTAL	140	586.081	76.418	509.663

In 2003, the goodwill depreciation charge came to €39.8 millions. The exceptional depreciation, concerning 8 subsidiaries and representing €31.4 million of goodwill, came to €20.4 million.

In addition, an exceptional depreciation of the goodwill of DTS (Brazilian subsidiary) was made at 31 December 2003. This impacts exceptional profit to the extent of €14.4 million and brings the total amount of exceptional depreciations of goodwill to €34.8 million.

(in € thousand)

	Number	Goodwill at 31/12/2003	Extraordinary depreciation	Residual goodwill at 31/12/2003
Companies submitted to a total depreciation in 2002	14			
Companies submitted to a total depreciation	3	5,362	5,362	0
Companies submitted to a partial depreciation	5	26,034	15,008	11,026
Companies not submitted to an exceptional depreciation	121	451,764	0	451,764
TOTAL	143	483,160	20,370	462,790

Sensitivity analysis of the exceptional depreciation amount at a 1 point variation of the discount rate adopted, other things being equal:

Discount rate	7.55%	8.55%	9.55%
Amount of the exceptional depreciation (in € million)	18.7	20.4	21.4

34.5. Environment risk

Altran Technologies provides intellectual services and environment risks are therefore low.

34.6. Legal risk

Altran Technologies mainly bills for its services on the basis of the time spent by its consultants. In the course of its activities, the group may be faced with legal actions, in the social field or elsewhere. Whenever a risk is identified by the group, a provision is constituted as a matter of precaution and on the strength of legal advice.

The significant disputes in which the Altran group is involved are detailed on §8.2.5.4 of the appendix to the consolidated accounts.

3.4.7 Risk linked to the convertible bond debt (Océanes)

As defined on pages 10 and 11, the group must repay the 1,367,930 convertible bonds for a par value of €355.7 million on 1st January 2005.

On 23rd December 2003, the group made a capital increase in cash with maintenance of the preferential subscription right of €145.9 million.

This capital increase constitutes one of the three components of the group's financial recovery plan which should enable it to meet its obligations with regard to the repayment of Océanes. The plan combines the capital increase operation, confirmation of the bank credit lines and mobilisation of the group's internal resources.

With regard to the bank credit lines:

- Crédit Agricole d'Île-de-France agreed to maintain its two existing credit lines scheduled to end in 2009. These two lines globally represented €84.5 million at 31 December 2003 and, taking their depreciation into account, €70.6 million at 31 December 2004;
- BNP Paribas and Société Générale agreed to establish two new credit lines for the amount of €40 million each, in the place of the current lines. These two lines mature in December 2009 and are redeemable by constant six-monthly instalments starting from the first withdrawal.

With regard to the mobilisation of internal resources:

- restoring the operating margin: the gearing of the cost structure to the level of observed activity is obtained through a 7% reduction in the workforce during 2003;
- control followed by reduction of client receivables: after the substantial reduction observed over the second half of 2002, client receivables were cut by €10 million in 2003. The Altran group aims to reduce client receivables by €30 to €40 million in 2004, provided that activity remains stable, by reinforcing sales administration procedures and introducing factoring;
- centralisation of available cash: reducing WCR through the availability of the group's cash. Thanks to the introduction of internal centralisation, the proportion of cash available for the group rose from 24% at the end of 2002 to 61% at 31 December 2003. Efforts in this direction will be continued;
- introduction of financing through factoring: ALTRAN TECHNOLOGIES has signed agreements with five factoring companies opening credit lines worth over €160 million. At 31st December 2003, financing to the tune of €114.9 million had been obtained; the objective for 2004 is €150 to €170 million.

ALTRAN TECHNOLOGIES would thus appear to have the necessary resources to repay OCEANE on 1st January 2005 and to secure its medium-term financing.

The figures below give the breakdown of all the resources to which the group can have recourse between now and the end of 2004, excluding cash flow generated by operations and assuming that the group meets all the objectives of its financial balance recovery plan, as set out above:

Factoring	€150 to170 million
Reduction of the client account	€30 to 40 million
Credit lines	€152.9 million

3.4.8. Special risk linked to the activity

The Altran group's clients are for the most part major private or public European groups or institutions. The detailed list of these clients constitutes information of strategic importance and is therefore not disclosed outside the group. It may, however, be stated that the group does not depend on any particular client since, in 2003, its first fifty client represented 39.3% of turnover. Altran invoices the overwhelming majority of its services on the basis of time spent, at a fixed rate. For this reason, the group's companies are held only to an obligation of due care. When contracts are concluded on a lump-sum basis, the accounting policy of revenue recognition imposes a risk evaluation upon termination, which means that the margin cannot be recognised until there are grounds for ensuring that this recognition is not liable to be disturbed as a result of an obligation to provide results.

3.4.9. Risk on shares

Most of the available liquid assets are invested in:

- money market funds;
- negotiable debt securities;
- remunerated foreign currency accounts (GBP, USD).

All these investments are remunerated at the day-to-day monetary rate or on basis of the London Interbank Rate (LIBOR) for currencies. The sensitivity of these investments, for a 10% variation of the reference index (EONIA or LIBOR) is 0.20%.

A procedure is currently being drawn up to define the rules governing the use of the group's liquid assets in each subsidiary and at central level.

The bulk of these recommendations may be summarised in two major principles:

1- All cash surpluses are invested exclusively with the group (GMTS);
2- GMTS assigns these liquid assets as a matter of priority to the repayment of credits and/or uses money supports whose sensitivity and volatility are less than 1% per year.

At 31st December 2003, the group held marketable securities to the value of €111,204 thousand, including €1.4 million of listed European company shares, compared to a net book value of €111,176 thousand.

3.4.10. Insurance

Altran implements a risk prevention policy and has given its subsidiaries the option of subscribing to the following insurance policies:

1- General and Professional Civil Responsibility Insurance: this policy guarantees both the damage and civil responsibility for which the policy holder and its personnel is liable for personal injury, material and special damage caused to third parties, including its clients and co-contracting parties. The front line guaranteed amount comes to €11,433,677 per loss and per year, all damage included. The second line comes to €30,489,803. In 2004 the provisional premiums amounts to €1,045,100;
2- Aeronautic Product Civil Responsibility Insurance: this policy guarantees civil responsibility with regard to both aeronautic products and cancellation of flights. It is contracted by companies providing an engineering activity on aircraft and on-board equipment throughout the world. The guaranteed amount comes to €76 million per accident and/or event and per year, all corporal and material damage included, including the "flight stopped" guarantee. In 2004 the premiums amount to €354,200;
3- Assurance Multirisques Bureaux : cette police garantit les éventuels dommages (dégâts des eaux, vols, incendies, etc.) susceptibles d'être causés aux bâtiments par Altran Technologies et les assurés ainsi que les biens mobiliers. Les capitaux assurés sont fonction de chaque risque. Le montant de la prime provisionnel pour 2004 est de €42,000;
4- Civil Responsibility Insurance of Office Holders and Senior Executives: this policy provides cover against any claims that might be lodged against the office holders and senior executives. No loss has been declared on the 2003 and 2004 policies. The provisional premium of this cover in 2004, for the first rank policy, is €220,000;
5- "Health Costs", "Providence" and "Assistance" Insurance: this policy covers employees at their place of work and during their trips and missions in France and abroad. In 2003 the amount covered for health costs and providence for all beneficiaries came to €3.8 million.

The insurance policies are contracted in the light of the various legal and regulatory obligations and provide the best possible cover for the activity of the consultants and their companies. The risk prevention policy on all international trips is regularly controlled and the companies in the group are asked to take out, where appropriate, specific policies for special risks.

3.4.1.1. Contracts

The group handles several tens of thousands of contracts per year; these are followed up locally in each of the group's subsidiaries. The projects on which the group works, and which may last on average for one to two years, are often split into shorter (monthly or quarterly) commercial contracts.

3.4.1.2. Contractual commitments

Commitments given:	Total 31/12/02	Less than 1 year	1 to 5 years	Over 5 years	Total 31/12/02
- Pledges, securities and guarantees given	36,735	15,334	13,630	7,772	52,443
- Debts guaranteed by real security interests	4,210	4,210			0
- Discounted notes not yet matured	0				1,102
- Capital leasing commitments	156	110	46	0	658
- No competition clauses for former employees	2,830	969	1,861		0
- Long-term securities: variable acquisition price complement depending on the future results of the acquired company over a usual period of five years	cf. §8.2.5.8				
Commitments received:					
- Pledges, securities and guarantees received	3,407				303

CHAPTER 4

Corporate governance

4.1 Composition and working of the Board of Directors

4.1.0. Composition of the Board of Directors

The composition of the Board of Directors at 31 December 2003 was as follows:

Name	Date of first nomination	Date of end of term	Principal function exercised in the company	Principal function exercised outside the company	Other mandates and functions held in all companies
Mr Alexis Kniazeff	15th May 1985 (renewal)	31st December 2009	Chairman and CEO		Permanent representative of Altran Technologies SA on the Board of Directors of AXIEM SA
Mr Hubert Martigny	18th March 1987 (renewal)	31st December 2005	CEO	**Chairman and Managing Director:** AXIEM SA EGP SA IMMOBILIERE DARU SAINT-HONORE IDS SA SALLE PLEYEL SA **Chairman:** PIANOS D'EXCEPTION SAS **Chairman of the Supervisory Board:** MANUFACTURE FRANCAISE DE PIANOS **Manager:** HM Musiques SARL HMP SARL SOCIETE CIVILE LENOIR	
Mr Michel Friedlander	26th June 1996	31st December 2008	CEO		**Director:** CONSULTING INFORMATICO NORMA SA (Spain) ALTRAN Luxembourg SA (Luxembourg - Until 13th June 2003)
Mr Jean-Michel Martin	26th June 1996	31st December 2008	Deputy General Manager	**Chairman:** ALTIAM SAS **Manager:** APOLOG SARL C.G.S SARL ETHNOS SARL	**Director:** AXIEM SA GENTECH SA
Mrs Guylaine Saucier	30th June 2003	31st December 2008			Petro - Canada Nortel networks Axa Canada Banque de Montréal Tembec Inc

Name	Date of first nomination	Date of end of term	Principal function exercised in the company	Principal function exercised outside the company	Other mandates and functions held in all companies
Mr Jean-Louis Andreu	30th June 2003	31st December 2008			
Mr Yann Duchesne	30th June 2003	31st December 2008		**Managing Director:** Doughty Hanson **Chairman:** SAFT	**Director:** Ipsos **Member of the Supervisory Board:** Groupe Laurent Perrier

In 2002, the group decided to implement the principles of corporate governance, as defined by the "Bouton" Report, and proposed the appointment of three independent administrators at the Shareholders' General Meeting of 30th June 2003: Mrs Guylaine Saucier, Mr Jean-Louis Andreu and Mr Yann Duchesne.

These three directors each hold 100 shares, the minimum required by the statutes, and have no relation with the company, as defined by the "Bouton" report.

4.11. Functioning of the Board of Directors

The Board of Directors was convened 13 times in 2003.

Audit Committee

The Audit Committee consists of Mrs Guylaine Saucier (Chairwoman) and Messrs Jean-Louis Andreu and Yann Duchesne.

The Audit Committee's missions are to assist the Board of Directors in the fields of accounting policy, reporting and internal control, external control and financial communication, as well as in the sphere of risk management. In this connection, the Committee:

- Examines the hypotheses adopted for the settlement of accounts, studies the half-year and annual financial statements and the annual consolidated accounts prior to their examination by the Board. The Committee regularly checks the company's financial situation, cash situation and commitments; particular attention will be paid to the impact of changes in accounting methods, information concerning regulatory conventions, provision policy and the trend in results from one period to another, and in informing the Board of any failure to respect these rules;
- Reviews and checks the relevance of the group's accounting policy and recommends appropriate modifications;
- Evaluates the group's internal control systems and makes recommendations on the internal audit organisation and missions;
- Receives and analyses all relevant audit documents relating to the situation of Altran Technologies or its subsidiaries, and the answers given by the management;
- Recommends the choice of Statutory Auditors to the Board of Directors with a view to their nomination by the General Shareholders' Meeting; analyses and gives an opinion on the definition of the mission, fees, scope and timetable of the Statutory Auditors; analyses and issues a recommendation on services linked to the audit and on missions outside the scope of the statutory audit carried out by the Statutory Auditors, taking into account the possible impact of such missions on the independence of the Statutory Auditors together with the recommendations made by the said Statutory Auditors and follow-up of these recommendations;
- Reviews the group's financial communications on the half-year and annual accounts, the quarterly turnover figures and any other communication of a financial nature;
- Analyses any litigation, including tax dispute, liable to have a significant impact on the accounts of the company and/or group, or on the financial situation;

- Examines risk exposure and the group's significant off-balance sheet commitments, off-balance sheet commitments linked to everyday activity, description of complex commitments, analysis of significant commitments and other contractual obligations, description of payability risks of financial debts (so-called "default" clauses) in the event of unfavourable development;
- Examines legal risks, industrial risks and market risks (rates, exchange, shares);
- Examines the procedure for ensuring that stock market regulations are respected.

The rules of procedure of the Audit Committee were adopted by the Board of Directors on 6th October 2003.

4.1.2. Summary of the rules and regulations of the Board of Directors

The Rules and Regulations of the Board of Directors set out the statutory rules governing the composition of the Board and the method of appointing directors.

They define the Board's operating procedures providing for a minimum of six annual meetings with the option of conducting the sessions by video-conference, except in cases when the directors' physical presence is legally compulsory.

The Rules and Regulations also define the Board's responsibilities, particularly with regard to the approval of the strategy proposed by the General Management, the choice of Chairman and Acting Chairmen and the drafting of the succession plan, verification of the application of mechanisms to ensure the identification and management of the principal risks, control of the process for presenting and disseminating financial information, evaluation of the efficacy of the Board's work, and lastly the respect of ethical rules on company share operations.

The Rules and Regulations allow any member of the Senior Management to intervene in order to clarify discussions and control the composition, remit and operating methods of the Audit Committee and the Remunerations Committee.

The Rules and Regulations also define the directors' obligations with regard to their duty of information, loyalty and diligence, as well as their obligation to respect confidentiality.

Finally, it gives details of directors' right to fees.

The terms of the Rules and Regulations of the Board of Directors will be evaluated each year and if necessary modified by the Board.

4.2 Directors' interests in the issuer's capital

4.2.0. Amount of remuneration

a) Remuneration policy for independent directors

At the general meeting called to rule on the accounts for the year ending at 31 December 2003, the payment of directors' fees for the 2003 and 2004 financial years will be proposed.

b) Remuneration policy for executive directors

The remuneration paid by the group for the year 2003 to the executive office holders (salaries and benefits in kind) came to €3,697,124.

Details of payments to executive office holders for the year 2003 are given in the table below:

	2003			2002
Name	Gross salary	Other	Total	Total
Alexis Kniazeff	793,280	-	793,280	796,045
Hubert Martigny	793,280	-	793,280	796,045
Michel Friedlander	786,867	-	786,867	757,318
Jean-Michel Martin	371,975	-	371,975	354,093
Frédéric Bonan*	601,721 (a)	350,000 (b)	951,721	787,845
TOTAL	**3,347,123**	**-**	**3,697,124**	3,491,346

* The Board of Directors took note of Mr Bonan's resignation from all his mandates and functions in the group on 26th April 2003.

(a) Sums paid for salaries, notice period and full and final payment.

(b) No-competition clause paid from August 1st 2003 by decision of the Board of Directors at the date of July 17th 2003.

The remuneration of the office holders of Altran Technologies are exclusively fixed, apart from an exceptional premium of €20,000 paid to Mr Jean-Michel Martin in 2003.

4.21. Summary table of stock options granted to executive office holders

Messrs Kniazeff and Martigny have not received any stock options over the last five financial years.

All the options allocated to directors and employees are in the form of stock options.

Altran Technologies stock options granted to Mr Michel Friedlander:

	Plan 1999	Plan 2000	Plan 2001	Plan 11th March 2003	Plan 24th June 2003
Striking price	23.95	76.20	39.34	2.97	-
Maturity date	26th April 2004	11th April 2005	10th October 2006	11th March 2011	-
Options allocated in 2003 financial year	96,061	48,030	-	160,101	-
Options exercised in 2003 financial year	-	-	-	-	-
Options existing at 31 December 2003	96,061	48,030	-	160,101	-

Altran Technologies stock options granted to Mr Jean-Michel Martin:

	Plan 1999	Plan 2000	Plan 2001	Plan 11th March 2003	Plan 24th June 2003
Striking price	23.95	76.20	39.34	2.97	-
Maturity date	26th April 2004	11th April 2005	10th October 2006	11th March 2011	-
Options allocated in 2003 financial year	28,819	19,212	-	26,684	-
Options exercised in 2003 financial year	-	-	-	-	-
Options existing at 31 December 2003	28,819	19,212	-	26,684	-

4.3 Employee profit-sharing schemes

4.3.1. Profit-sharing contracts

In 2003, 13 company savings plans were set up within the Altran group, giving employees the possibility of using three funds managed by Société Générale:

- Two Société Générale multi-company funds (a secure money market fund and a dynamic share-bond fund);
- A fund consisting exclusively of Altran Technologies shares.

Topping up by the employer is 20% in the case of the Société Générale funds and 30% for the Altran Technologies fund.

The amount paid under the heading of profit sharing to employees over the last five years, and recorded in the financial statements, is as follows:

Year	Amount in € thousand
1999	8,074
2000	9,669
2001	15,578
2002	2,793
2003	6,209

4.3.2. Stock options granted to the ten highest-paid employees (not office holders)

In 2003, the employees of the Altran Technologies group were offered two stock-option plans for a total of 4,288,019 shares (after adjustments linked to the increase of capital). The ten highest-paid employees (excluding office-holders) received 974,000 shares under these plans. No options on previous plans were raised in 2003.

4.4 Allocation of stock-option plans: background

All the stock-option plans allocated by Altran Technologies to its employees are granted in the form of subscription plans.

	Plan 1999	Plan 2000	Plan 2001	Plan of 11th March 2003	Plan of 24th June 2003
Date of General Meeting	26th June 1996	26th June 1996	17th June 1999	17th June 1999	17th June 1999
Date of Board Meeting	26th April 1999	11th April 2000	10th October 2001	11th March 2003	24th June 2003
Number of shares that may be subscribed	2,405,838	845,792	642,880	3,948,993	336,191
Of which office holders	124,880	67,242	-	186,785	-
Of which 10 largest recipients	324,899	144,892	85,708	875,218	106,734
Date from which options can be exercised	1st July 2003	1st July 2004	10th October 2005	12th March 2007	25th June 2007
Expiry date	26th Aprill 2004	11th April 2005	10th October 2006	11th March 2011	24th June 2008
Subscription price (in €) (1)	23.95	76.20	39.34	2.97	6.73
Number of shares subscribed	-	-	-	-	-

(1) Following the capital increase in cash with maintenance of preferential subscription right of 23rd December 2003, the striking prices and the number of options of the different subscription stock-option plans were adjusted in order to take into account the issue of 20,807,584 million new shares.

Subscription stock-option plan adjustments following the increase of capital of 23rd December 2003:

(in euros)

Plan	Strike price	Adjusted strike price	Number of options	Adjusted number of options	Adjustment coefficient to be applied to the number of options
Plan 1999	25.56	23.95	2,254,050	2,405,838	1.06734
Plan 2000	81.33	76.20	792,429	845,792	1.06734
Plan 2001	41.99	39.34	602,319	642,880	1.06734
Plan of 11th March 2003	3.17	2.97	3,699,845	3,948,993	1.06734
Plan of 24th June 2003	7.18	6.73	314,980	336,191	1.06734

CHAPTER 5

Report of the Board of Directors to the Combined Shareholders' Meeting of 28th June 2004

5.1 Activity and significant events during the year

The corporate governance of the Altran group has been significantly improved, in particular thanks to:

- The appointment of independent directors;
- The constitution of an audit committee;
- The definition of a new policy concerning the Statutory Auditors;
- Preparations for the implementation of an internal audit function entrusted to an external body;
- The constitution of a remunerations committee;
- The adoption of Rules and Regulations for the Board of Directors.

As with the 2002 accounts, the closing of the 2003 accounts was carried out within the framework of strict instructions issued by the Financial Department, applying a prudent and rigorous accounting policy. This work was subject to intensive scrutiny on the part of the college of Statutory Auditors.

5.1.1. Key indicators

- REVENUES AT 31ST DECEMBER 2003 COME TO €1,337.8 MILLION.

Over 2003, revenues work out at €1,337.8 million, a decline of 2.55% (2.6% on a like-for-like basis) compared to the figure for 2002 (€1,372.9 million).

Revenues generated over the first half of 2003 came to €688.1 million, breaking down into revenues of €352.9 million in the first quarter of 2003, and €335.2 million in the second quarter, i.e. a fall of 5%. This sequential drop in revenues may essentially be attributed to the low number of working days over the second quarter of 2003.

Revenues generated over the second half of 2003 came to €649.7 million, breaking down into revenues of €314.2 million in the third quarter of 2003, and €335.5 million in the fourth quarter, i.e. a rise of 6.7% over the last quarter despite a lower number of working days (-1.2%).

The acquisitions made in 2002 contributed €190.6 million to revenues.

DTS, the group's Brazilian subsidiary and removed from the consolidation schedule over the second half of 2002, was maintained outside the schedule for the entire 2003 financial year.

(in € million)

	31/12/2001	31/12/2002		31/12/2003
Sales	1,278.60	1,372.86		1,337.70
Operating profit (after employee profit sharing)	**218.02**	**64.63**		**14.77**
- of which Operating Depreciation and Provisions expense - of which Reversals of Operating Depreciation and Provisions - of which Profit Sharing			-43.74 16.62 -6.21	
Net Financial Income	-5.86	-27.71		-23.73
- of which Financial Depreciation and Provisions expense - of which Reversals of Financial Depreciation and Provisions			- 0.18 7.09	
Net Exceptional Income	-2.75	6.45		-33.32
- of which Exceptional Depreciation and Provisions expense - of Reversals of Exceptional Depreciation and Provisions			-33.28 2.94	
Taxes	-75.13	-23.24		-2.95
- of which deferred tax			5.89	
Net result before goodwill and adjustments	**134.28**	**20.08**		**-45.32**
Goodwill amortisation	-13.30	-96.75		-39.79
Prior period adjustments		-32.70		-7.39
Net result	**121.0**	**-109.34**		**-92.49**
Group's net result	**120.80**	**-109.34**		**-92.04**

The consolidation schedule changed in the course of 2003 with the arrival of the Aktiva group, resulting from the acquisition of Arthur D. Little, and the creation of new companies. These arrivals did not have a significant impact on the balance sheet and the financial statement presented at 31 December 2003.

Breakdown of sales by country:

	2001	2002	2003			% of sales			
			H1	H2	2003	2002	H1/2003	H2/2003	2003
Germany / Austria	41.4	114.5	62.4	60.6	123.0	8%	5%	4%	9%
Benelux	98.2	98.6	46.5	45.0	91.5	7%	3%	3%	7%
United Kingdom / Ireland	48.6	86.5	48.1	42.3	90.4	6%	4%	3%	7%
Sweden		21.5	12.6	10.0	22.6	2%	1%	1%	2%
Asia		12.8	6.0	4.5	10.5	1%	0%	0%	1%
USA	31.9	39.5	18.8	19.7	38.5	3%	1%	1%	3%
Switzerland	44.3	55	26.5	18.9	45.4	4%	2%	1%	3%
TOTAL North Region	264.4	428.4	**220.9**	**201.1**	**422.0**	31%	16%	15%	31%
Spain	108.5	118.4	60.3	48.4	108.7	9%	4%	4%	8%
Brazil	48.3	24.3	5.4	5.9	11.3	2%	0%	0%	1%
Italy	118.9	123.1	62.0	60.0	122.0	9%	5%	4%	9%
Portugal		18.6	8.2	7.1	15.3	1%	1%	1%	1%
TOTAL South Region	275.7	284.4	**135.9**	**121.4**	**257.2**	21%	10%	9%	19%
TOTAL France	693.9	660.1	**331.3**	**327.3**	**658.6**	48%	24%	24%	48%
Others (1)	44.63								
ALTRAN GROUP	1,278.63	1,372.9	**688.0**	**649.8**	**1,337.8**	100%	50%	47%	97%

(1) In 2001, the "Others" section comprised Asia, Portugal and Sweden.

Activities outside France account for more than half of the group's sales: €679.2 million, i.e. 50.7% of total revenues.

The North region is down by 1.49% and the South Region by 10%, while revenues for France remain virtually stable.

- **OPERATING PROFIT AT 31 DECEMBER 2003 COMES TO €14.77 MILLION AFTER EMPLOYEE PROFIT SHARING (€6.209 MILLION).**

At 31st December 2003, operating profit represents 1.1% of sales, i.e. €14.77 million.

The 2003 operating profit takes into account non-recurrent elements related chiefly to restructuring.

At 31st December 2003, the operating profit is mainly impacted by:

- payroll (€976.6 million, i.e. 73% of revenues at 31st December 2003 vs €957.1 million, i.e. 69.7% of revenues at 31st December 2002);
- operational subcontracting (€67.4 million, i.e. 5% of revenues at 31st December 2003 vs €72.8 million, i.e. 5.3% of revenues at 31st December 2002);
- travel expenses (€66.7 million, i.e. 5% of revenues at 31st December 2003 vs €66.7 million, i.e. 4.8% of revenues at 31st December 2002);
- rents and rental charges (€42.4 million, i.e. 3.1% of revenues at 31st December 2003 vs €40.2 million, i.e. 2.9% of revenues at 31st December 2002);
- fees (€30.1 million, i.e. 2.2% of revenues at 31st December 2003 vs €23.3 million, i.e. 1.8% of revenues at 31st December 2002).

There are several reasons for the observed increase in payroll:

- structure effect, with in particular the consolidation of ADL over a full year compared to 8 months in 2002;
- costs of transactions completed when employees leave the company;
- weight of salaries between the date of agreement on the end of the work contract and the actual date of departure at which the company makes the full and final payment to the employee.

The impact over this period can be all the greater in view of the fact that employees who have handed in their notice are no longer involved in projects and therefore do not generate any revenue for the company.

In other words, when the company offloads employees there is a variable period of time before a reduction in the payload can be observed.

The amount recorded for profit sharing for the 2003 financial year comes to €6.2 million.

The fees entry increased in 2003, largely due to the intensive and more regular work of the Statutory Auditors within the group, and to the recourse to outside operators in order to contend with the problems encountered in 2002.

5.1.2. Changes in the workforce

- workforce end of period

					Changes 30/06/2003		Changes 31/12/2003	
	31/12/2001	31/12/2002	30/06/2003	31/12/2003	Abs. Val	%	Abs. Val	%
Total workforce	16,651	17,778	17,044	16,533	-734	-4.13%	-1,245	-7.53%

The workforce declined by 734 employees over the first half, and by 511 over the second half of 2003; this largely reflects a fall in the number of consultants but is also due to the determination to keep support function costs under tight control.

5.1.3. Net financial income at 31st December 2003 is -€23.7 million

Net financial income is largely the result of the cost of servicing the group's debt which stands at €14.9 million for the coupons of the convertible bond loan, together with the servicing of medium-term loans and accommodation for €5.2 million.

To this must be added a negative currency effect of €2.8 million and other investments income and charges for €0.6 million.

5.1.4. Net extraordinary income is negative at -€33.3 million

In the course of 2003, the group bought back 288,012 convertible bonds (Océanes), for a global amount of €76.5 million, showing a gain of €0.8 million.

Total convertible bonds outstanding at 31st December 2003 stands at €355.7 million, i.e. a reduction of €74.9 million compared to 31st December 2002.

Sales of assets over 2003 generated a loss of €2.4 million.

Net extraordinary income is in particular impacted by provisions for restructuring, labour and tax litigation for -€17 million, exceptional amortisation of goodwill (DTS) for -€14 million and provisions for this company's securities for the amount of €3 million.

5.1.5. Income tax and profit sharing

At the end of December 2003, a net tax debit of €8.8 million was observed, including carry-backs for €15.8 million and training and research tax credits for €0.5 million.

The result also takes into account a credit amount of €5.9 million of net asset deferred tax..

In compliance with CRC Rule 99-02, employee profit sharing is presented under personnel expenses as from 2003.

Profit sharing for the 2003 financial year comes to €6.2 million.

5.1.6. Amortisation of goodwill

At the closure of the 2003 accounts, the group applied the valuation test initiated at the closure of the accounts in 2002, in compliance with CRC Rule 2002-10.

The amortisation of goodwill for 2003 comes to €39.8 million. This figure breaks down as follows:

- a recurrent amortisation of €19.6 million;
- an extraordinary amortisation of €20.2 million.

It should be noted that the DTS extraordinary amortisation of goodwill (-€14 million) was recorded in the accounts under net extraordinary income.

Thus the net amount of goodwill after amortisation comes to €462.8 million.

5.1.7 Changes in net debt and funds

Net debt at 31st December 2003 stands at €382 million, i.e. an improvement of €54 million compared to 31st December 2002.

	31/12/2002	1st half 2003	2nd half 2003	31/12/2003
Net debt at start of period	**435.5**	-	511.8	-
EBITDA (1) before profit sharing	-	31.8	16.3	48.1
Investment charges	-	-18.0	-5.7	-23.7
Extraordinary net income	-	-1.6	1.0	-0.6
Income tax	-	6.8	-9.7	-2.9
Profit sharing	-	-2.8	-3.4	-6.2
WCR change	-	-7.4	26.5	19.1
Acquisitions	-	-80.9	-19.9	-100.8
Investments	-	-7.1	-5.6	-12.7
Exchange rate	-	3.0	-6.8	-3.8
Capital increase	-	-	145.9	145.8
Prior period adjustments	-	-	-8.6	-8.6
Net debt at end of period	-	511.8	381.7	**381.7**

(1) : EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortisation.

The improved cash position may thus be explained by:

- an EBITDA of €41.9 million generated over the 2003 financial year after profit sharing (€6.2 million);
- an improvement of €19.1 million in WCR;
- the capital increase of €145.8 million net of 23rd December 2003.

It is reduced by:

- the payment of financial interest for €23.7 million;
- the payment of €2.9 million in income tax;
- the payment of €100.8 million for the acquisitions of 2002 and earn-outs. This figure breaks down as follows:
  - €75.1 million of fixed payments concerning the acquisitions of previous years,
  - €25.7 million of earn-out.

It should be noted that the disbursements relating to acquisitions appearing in the 2003 cash flow statement are restated for currency impact and come to €97.6 million.

The group's liquidity was significantly improved in the course of the 2003 financial year, thanks to the introduction of factoring which mobilised €115 million

(€150 million projected at the end of 2004), and the centralisation of cash and cash equivalents for the amount of €138 million.

5.1.8. Acquisitions

At 31st December 2002, in view of the disbursements to be made over the year 2003 in relation to price complements, €134.1 million was recorded in payables to fixed assets suppliers on the debit side of the balance sheet.

Over the year 2003, disbursements concerning the acquisitions carried through in 2002 came to €97.6 million (as defined at the closing price and integrated in the cash flow table).

These disbursements break down as follows:

- fixed part relating to the acquisitions made in 2002: €77.8 million including €42.9 million for ADL;
- earn-out relating to the results of companies under earn-out in 2002: €19.8 million.

At 31st December 2003, the amount of payables to fixed assets suppliers entered on the debit side of the balance sheet came to €37.1 million. This sum corresponds to:

- the earn-out amounts to be paid in 2004 on the results realised in 2003 by the companies under earn-out: €16.2 million;
- the balance of the earn-out payments due to companies under earn-out for previous financial years: €3.9 million;
- the balance of the initial acquisition payments and loan notes: €0.3 million;
- the balance of earn-outs to be paid (i.e. €16.6 million) to DTS for the result realised in 2001. However, the group is opposed to the payment of this earn-out and has launched an arbitration procedure.

Altran Technologies SA has also taken a 20% stake in BelNedLux SA (public company with a capital of €61,500) for the amount of €12,000. This company does not have an operational activity.

5.1.9. Simplified balance sheet elements

ASSETS	31/12/2001	31/12/2002	30/06/2003	31/12/2003
Fixed assets	**533,233**	**675,716**	**645,140**	**636,235**
Intangible fixed assets	476,366	576,446	552,423	534,149
Tangible fixed assets	39,491	55,765	50,972	45,782
Financial fixed assets	17,376	43,505	41,745	56,304
Current assets	**850,996**	**749,479**	**684,700**	**735,318**
Trade notes and accounts receivable	446,543	386,883	396,500	376,892
Other receivables	83,139	151,155	134,445	129,818
Cash	321,314	211,441	153,755	228,608
Adjusting accounts	**11,394**	**9,676**	**11,016**	**8,487**
TOTAL ASSETS	1,395,623	1,434,871	**1,340,856**	**1,380,040**

LIABILITIES	31/12/2001	31/12/2002	30/06/2003	31/12/2003
Shareholders' equity	**380,178**	**250,365**	**249,942**	**303,564**
Minority interests	**286**	**139**	**1,639**	**17**
Conditional subsidies	**226**	**161**	**37**	**-**
Provisions for risks and charges	**16,328**	**63,079**	**55,253**	**103,180**
Debts	**994,275**	**1,112,881**	**1,021,483**	**960,863**
Trade payables and others	454,803	466,082	355,924	350,545
Long-term payables	539,472	646,799	665,559	610,318
Adjusting accounts	**4,330**	**8,246**	**12,502**	**12,416**
TOTAL LIABILITIES	1,395,623	1,434,871	**1,340,856**	**1,380,040**

5.1.10. Increase of capital

On 21st November 2003, the group launched a capital increase for the amount of €149.8 million, represented by 20,807,584 new shares issued at the unit price of €7,20, with maintenance of preferential subscription right. The operation was closed on 23rd December 2003 and was oversubscribed more than twofold: 20,293,490 shares, i.e. 97.53% were subscribed irreducibly and 21,434,973 were requested subject to allocation.

Each shareholder was accorded a preferential subscription right of 2 new shares for 9 old shares. On the basis of the last price quoted on 19th November 2003, €10.92, the theoretical value of the preferential subscription right was €0.676.

Last price quoted on 19th November 2003: €10.92.
12-month highest price: €12.84.
12-month lowest price: €2.03.

Following this capital increase, the number of shares making up the authorised capital of Altran Technologies comes to 114,441,715. All of the new shares were admitted for trading on the First Market of Euronext Paris SA as from 23rd December 2003, on the same line as the old shares.

The proceeds of the capital increase net of costs were €145.8 million.

5.2 Research and development activities

Research and development expenditure for the year came to a gross €706,000, activated in the balance sheet.

5.3 Financial statements

In 2003, the parent company, Altran Technologies, posted revenues of €193.1 million and a negative operating income of €16.1 million.

Both net financial income and extraordinary net income are negative at €15.5 million and €8.2 million respectively.

The parent company shows a loss of €31.7 million in 2003.

5.4 Outlook

The group is continuing its efforts to restore its financial balance on the basis of the plan communicated in the course of the year.

5.4.1. Centralisation of cash

The objective for the year 2003 was to centralise between 50 and 75% of the available cash.

At 31st December 2003, the amount of cash centralised was €141 million, i.e. 61% of the group's cash and cash equivalents.

For 2004, the group has set itself the objective of disposing of 75% of its liquid assets at central level.

5.4.2. Factoring

In 2003, the group aimed to carry out between €80 and €100 million of factoring.

At 31st December 2003, the net amount of factored client receivables is €114.9 million.

At 31st December 2003, the credit lines granted to the group by all the factors were €173.8 million.

For 2004, the group aims to realise between €150 and €170 million of factoring, through the development of factoring outside France, which will involve the introduction of new credit lines.

5.4.3. Client receivables

At 31st December 2002, client receivables stood at €386.9 million (gross client receivables of €412.7 million - provision: €25.8 million), i.e. 86 days.

At the beginning of 2003, the group set itself the objective of reducing its client receivables by €50 million between by the end of 2004.
At the end of 2003, net client receivables stood at €376.9 million (gross client receivables: €400.5 million - provision: €23.6 million), representing 86 days.

The objective for 2004 is an additional reduction of client receivables of €30 to €40 million.

5.4.4. Margins

In the course of 2003, the group adapted the number of employees to its level of business, reducing the workforce by 1245 persons over the year (respectively 734 and 511 persons over the first and second halves of the year).

Improvement in margins remains a priority for 2004 and should be reflected in workforce levels and cost structures adapted to the level of business.

5.5 Significant events since 31st December 2003

5.5.1. Partial sale of the CSR shares held by CCL

Cambridge Consultants Ltd (CCL), acquired by the Altran group in May 2002, acts as a "nursery garden" for various start-up companies aiming to develop innovative high technology products. One of these start-ups, Cambridge Silicon Radio (CSR), went public on 26th February 2004.

At the time of introduction, CCL sold 42.73% of the CSR shares held, making a gain of about £9 million before tax. By virtue of an internal agreement concluded prior to Altran's acquisition of CCL, the company's employees obtain 20% of this gain.

5.5.2. Exercising of purchase options on ADL shares

At 31st December 2003, the group held a purchase option on 85% of the shares of Consultores Venezuela. This option was exercised on 11th March 2004 and the group now owns 100% of this company's shares.

Negotiations are also in progress for the exercise of options on the three remaining companies mentioned in § 8.2.5.3.

5.6 Other information

5.6.1. International Financial Reporting Standards (IFRS)

In the course of 2002, the European Union adopted a rule obliging all European companies whose shares are listed on a regulated market, as from 1st January 2005, to publish their consolidated accounts drawn up according to IAS/IFRS standards.

To this end, the group has introduced a procedure for the transition towards this new reference framework. The steering committee set up for this project calls upon the expertise of the group's different functional and operational departments.

Management of the project to implement the IFRS standards is in the hands of an internal team divided into work groups and coordinated by the "IFRS Committee".

The principal steps along the way and the main subjects already addressed by the work groups are as follows:

- The setting up of a transition timetable;
- The communication and organisation of information collected from the subsidiary entities;
- Identification of differences with the French accounting reference framework.

With regard to the passage to IFRS standards, work groups have been set up to deal with the following outstanding questions:

- quantification of any divergences in treatment in relation to the French accounting reference framework;
- analysis and adoption of group accounting standards in compliance with the IFRS standards;
- restatement of the accounts of at 30th June 2004 and 31st December 2004 in accordance with the IFRS standards;
- training for users in the subsidiaries;
- introduction of the IFRS standards throughout the subsidiaries and assistance in putting them into effect.

Our internal teams are assisted in this task by several specialist outside consultants.

At this stage of the procedure, and bearing in mind that not all of the IAS/IFRS standards coming into effect on 1st January 2005 are definitive yet, we are unable to give an exhaustive list of the differences identified by the group.

The size and importance of these measures highlight the commitment, by both the Board of Directors and the General Management, to promoting a control system which is at once permanent and efficient.

The implementation of the measures involves sustained efforts on the part of the management teams and a commitment to informing and training all members of the staff.

5.6.2. Stock options

All the plans allocated by Altran Technologies to its employees are in the form of stock-option plans.

	Plan 1999	Plan 2000	Plan 2001	Plan of 11th March 2003	Plan of 24th June 2003
Date of General Meeting	26th June 1996	26th June 1996	17th June 1999	17th June 1999	17th June 1999
Date of Board Meeting	26th April 1999	11th April 2000	10th October 2001	11th March 2003	24th June 2003
Number of shares that may be subscribed	2,405,838	845,792	642,880	3,948,993	336,191
- Of which office holders	124,880	67,242	-	186,785	-
- Of which 10 largest recipients	324,899	144,892	85,708	875,218	106,734
Date from which options can be exercised	1st July 2003	1st July 2004	10th October 2005	12th March 2007	25th June 2007
Expiry date	26th Aprill 2004	11th April 2005	10th October 2006	11th March 2011	24th June 2008
Subscription price (in €)(1)	23.95	76.20	39.34	2.97	6.73
Number of shares subscribed	-	-	-	-	-

(1) Following the capital increase in cash with maintenance of preferential subscription right of 23rd December 2003, the strike prices and the number of options of the different subscription stock-option plans were adjusted in order to take into account the issue of 20,807,584 million new shares.

Subscription stock-option plan adjustments following the increase of capital of 23rd December 2003:

(in euros)

Plan	Strike price	Adjusted strike price	Adjustment coefficient to be applied to the number of options
Plan 1999	25.56	23.95	1.06734
Plan 2000	81.33	76.20	1.06734
Plan 2001	41.99	39.34	1.06734
Plan of 11th March 2003	3.17	2.97	1.06734
Plan of 24th June 2003	7.18	6.73	1.06734

5.6.3. Situation concerning employee profit sharing

At 31st December 2003, the company mutual fund (FCPE) held 824,353 Altran Technologies shares, corresponding to 0.72% of the capital.

5.6.4. Remuneration of the executive directors

The remuneration paid by the group for the year 2003 to the executive office holders (salaries and benefits in kind) came to €3,697,124.

Details of payments to executive office holders for the year 2003 are given in the table below:

Name	Total remunerations
Alexis Kniazeff	793,280.19
Hubert Martigny	793,280.19
Michel Friedlander	786,867.56
Jean-Michel Martin	371,975.56
Frédéric Bonan	951,720.84
Total	3,697,123.85

5.6.5. General Meeting

We submit for your approval the following resolutions designed to give your Board of Directors the authority to undertake, where appropriate, various financial operations such as debt issues, as well as the issue of any marketable security providing immediate or eventual access to the company capital, with or without the maintenance of the preferential subscription right.

We also propose that this authority should be granted to the Board of Directors for use in the course of public offers.

We also ask you to pronounce on the question of granting the Board of Directors authority to undertake the repurchase of shares of the company and to reduce the capital correspondingly by means of cancellation of the shares thus acquired.

You will also be asked to fix the amount of directors' fees to be paid to the Directors.

We also submit to the Meeting the statutory modifications necessary to bring your company's statutes in line with the terms of the Financial Security Law of 1 August 2003.

5.7 Identity of the shareholders holding more than 5% of the capital

	% of capital	% of voting rights
M. Alexis KNIAZEFF	9.24	14.46
M. Hubert MARTIGNY	9.24	14.46
Altran Directors Funds	7.16	7.60
Gartmore Investment Management PLC (1)	5.21	4.26

(1) Gartmore Investment Management PLC, acting on behalf of the funds whose assets it manages, declared on 2nd March 2004, following the acquisition of Altran Technologies shares on the stock market, that it had exceeded the 5% threshold and henceforth held, on behalf of these funds, 5,964,372 Altran Technologies shares, representing the same number of voting rights, i.e. 5.21% of the capital and 4.26% of the voting rights.

5.8 Proposed net income allocation

The General Meeting called to rule on the accounts for the year ending at 31 December 2003 will be asked to allocate the net income of the 2003 financial year as follows:

Net income of the financial year	-€31,726,074.35
Appropriation to the legal reserve	-
Balance allocated to retained earnings	-€31,726,074.35

In view of the results of the 2003 financial year, it is not proposed to distribute dividends.

The dividends distributed over the past three financial years are as follows:

Financial year	Global net dividend in €	Global tax credit in €	Global revenue in €
2002	-	-	-
2001	18,343,280	9,171,640	27,514,920
2000	12,606,418	6,303,209	18,909,627

CHAPTER 6

Report of the Chairman of the Board of Directors on the financial year ending at 31st December 2003

Corporate governance and general principles of internal organisation

Report of the chairman of the board of directors

(article 117 of the Law of 2nd August 2003)

Article 117 of the Financial Security Law N° 2003-706 of 2nd August 2003 stipulates that "the Chairman of the Board of Directors sets out in a report the conditions pertaining to the preparation and organisation of the Board's work together with the internal audit procedures established by the company. The report also specifies any limitations placed on the powers of the CEO by the Board of Directors".

The ensuing report sets out to describe the work accomplished in 2003 and the measures taken with regard to internal audit, although it is not possible, in view of the recent nature of these measures, to evaluate the work at this stage.

The following points will be presented in succession:

- corporate governance and the general principles of internal organisation;
- measures taken to strengthen the internal audit system and the reliability of the group's financial and accounting information.

Corporate governance and general principles of internal organisation

6.1 Preparation and organisation of the work of the Board of Directors

6.1.1. Nomination of independent directors

The group decided to implement the principles of corporate governance and proposed the nomination of three independent directors, ratified by the General Meeting of 30th June 2003:

- Madame Guylaine Saucier: Chartered accountant, former Chairwoman of the Board of the Canadian Institute of Chartered Accountants, administrator of several large Canadian companies such as Nortel, Petro-Canada and the Bank of Montreal. Mrs Guylaine Saucier is a specialist in corporate governance and a member of the board of the International Federation of Accountants (IFAC).
- Mr Jean-Louis Andreu: Mr Andreu exercised various responsibilities within the Empain-Schneider group, the Compagnie Générale d'Électricité (CGE), the Société Générale Financière et Industrielle and the Société du Louvre. In 1988, he joined Schneider where he was appointed CEO of Télémécanique. He then became a member of the executive committee and subsequently General Manager of the International Division until his retirement in 2002.
- Mr Yann Duchesne: He joined McKinsey in 1982, becoming a partner in 1989 and then a senior partner in 1996 in charge of all industrial sectors. From 1998 to 2002, he held the post of General Manager of McKinsey in France. Since 2003, he has been Senior Partner and General Manager for France of the Doughty Hanson investment fund.

The Altran Technologies Board of Directors also comprises Messrs Alexis Kniazeff, Chairman and CEO, Hubert Martigny, CEO, Michel Friedlander, CEO and Jean-Michel Martin, Deputy General Manager.

No specific limitations were placed on the board's powers other than those imposed by the law.

6.1.2. Work of the Board of Directors in 2003

The Board convened 13 times in the course of 2003. The directors' attendance rate was 93%.

The principal questions addressed were as follows:

- Appointment of directors, renewal of office holder mandates;
- Adoption of a new organisation system (Operational Committee and Organisation Committee);
- Creation of an Audit Committee and adoption of its rules of procedure: planned creation of an outsourced audit department;
- Examination of the accounts at 31st December 2002 and 30th June 2003, and of the quarterly sales figures;
- Situation with regard to social affairs, subsidiaries; projected documents;
- Examination of important litigation;
- Authorisations granted to the Chairman and Executive Members to give and receive financial guarantees;
- Allocation of stock-option plans and adoption of the rules for these plans;
- Restructuring of bank financing;
- Increase of capital.

At the Board Meeting of 13th February 2004, it was decided to draw up Rules and Regulations for the Board of Directors, designed to set out the functioning rules of the Board as well as the rights and duties of the directors. The group's Legal Manager was appointed Secretary to the Board.

6.1.3. Creation of an Audit Committee

The Audit Committee consists of Mrs Guylaine Saucier (Chairwoman) and Messrs Jean-Louis Andreu and Yann Duchesne.

The Audit Committee's missions are to assist the Board of Directors in the fields of accounting policy, reporting and internal auditing, external auditing and financial communication, as well as in the sphere of risk management. In this connection, the Committee:

- Examines the hypotheses adopted for the settlement of accounts, studies the quarterly, half-year and annual financial statements and the annual consolidated accounts prior to their examination by the Board. The Committee regularly checks the company's financial situation, cash situation and commitments; particular attention will be paid to the impact of changes in accounting methods, information concerning regulatory conventions, provision policy and the trend in results from one period to another, and in informing the Board of any failure to respect these rules;
- Reviews and checks the relevance of the group's accounting policy and recommends appropriate modifications;
- Evaluates the group's internal audit systems and makes recommendations on the internal audit organisation and missions;
- Receives and analyses all relevant audit documents relating to the situation of Altran Technologies or its subsidiaries, and the answers given by the management;
- Recommends the choice of Statutory Auditors to the Board of Directors with a view to their nomination by the General Shareholders' Meeting; analyses and gives an opinion on the definition of the mission, fees, scope and timetable of the Statutory Auditors; analyses and issues a recommendation on services linked to the audit and on missions outside the scope of the statutory audit carried out by the Statutory Auditors, taking into account the possible impact of such missions on the independence of the Statutory Auditors together with the recommendations made by the said Statutory Auditors and follow-up of these recommendations;
- Reviews the group's financial communications on the half-year and annual accounts, the quarterly turnover figures and any other communication of a financial nature;
- Analyses any litigation, including tax disputes, liable to have a significant impact on the accounts of the company and/or group, or on the financial situation;
- Examines risk exposure and the group's significant off-balance sheet commitments, off-balance sheet commitments linked to everyday activity, description of complex commitments, analysis of significant commitments and other contractual obligations,

description of payability risks of financial debts (so-called "default" clauses) in the event of unfavourable development;

- Examines legal, industrial and market risks (rates, exchange, shares);
- Examines the procedure for ensuring that stock market regulations are respected.

The rules of procedure of the Audit Committee were adopted by the Board of Directors on 6th October 2003.

The Audit Committee convened three times in 2003 to analyse the following principal subjects:

- Examination of the half-year accounts of 30th June 2003 and the third quarter of 2003;
- Measures undertaken with regard to audit and internal audit;
- Conclusions of the audit work carried out by Ricol, Lasteyrie & Associés;
- Launch of the process designed to strengthen the internal audit procedures;
- Validation of the registration documents submitted to the COB;
- Scope of the auditing tasks of the Statutory Auditors and audit approach for the 2003 accounts;
- Launch of a call for proposals for the legal audit;
- Outsourcing of the internal audit function: launch of a tender.

6.2 General principles of internal organisation

6.21. Corporate governance and decentralisation of the decision-making organs

At the end of 2002, the Board of Directors set up a collegial management structure to assist the Executive Committee consisting of Messrs Alexis Kniazeff, Chairman and CEO, Hubert Martigny, CEO, Michel Friedlander, CEO, Eric Albrand, Chief Financial Officer and Jean-Michel Martin, Deputy General Manager.

This structure included:

- Eighteen directors, fully responsible for the operational management of their geographical zone;
- An Operational Committee consisting of six members, in charge of development questions and the weekly follow-up of activity;
- An Organisation Committee consisting of five members, in charge of studying and proposing measures for improving the existing internal organisation with regard to recruitment, human resources, training, marketing and communication.

One year later and on the strength of the information derived from the work accomplished, it was decided, as from 1st January 2004, to transpose this organisation onto a decentralised mode through the creation of three major regions within the group:

- France;
- North Region (Germany, Austria, Switzerland, Sweden, Benelux, Great Britain, North America and Asia);
- South Region (Italy, Spain, Portugal, Brazil).

Each of these three regions comprises a certain number of perimeters. An Operational Committee and an Organisation Committee have been set up for each region and the group Operating Committee has consequently been abolished.

One of the executive directors has been appointed Chief International Development Officer, responsible at group level for a multidisciplinary unit invested with an advice and assistance role. It intervenes selectively in the subsidiary entities at the Executive Committee's decision.

6.2.2. Delegation of powers and mission assignments

The Board of Directors and the General Management were keen to formalise more clearly the procedures governing the delegation of powers and mission assignments.

A mission assignment is issued by the Chairman and CEO of Altran Technologies SA to the executive directors of perimeters. The assignment lays down the main lines of their missions and obligations.
By the same token, a mission assignment is issued by the CEO of Altran Technologies SA to the legal representative of each of the group's subsidiary entities in order to define the framework of their missions and obligations.

Finally, the legal representative of each subsidiary entity delegates his/her powers to the operational executive for the management of the company's day-to-day operations.

This procedure for the delegation of powers and mission assignments is currently being applied and will take into account the group's new organisation into regions, defined for 2004.

6.3 Structuring of transverse departments

6.3.1. Central departments

Various measure have resulted in the setting up or reinforcement of the group's central transverse departments.

Under the impetus of Mr Eric Albrand, the Group Financial Division is gradually being given extended means:

- The Management Control Department is in charge of reporting and group financial control. It heads a network of management controllers (Financial Managers) both inside and outside France. It is in particular responsible for ensuring the correct application of the group's directives and the reliability of the financial information collected from below. The Department's teams assist the perimeter managers, but as they are responsible to the Group's Chief Financial Officer they are entirely independent with regard to the entities of their perimeter. Their numbers have been strengthened by the recruitment of new managers;
- The Group Treasury Department centralises the group's liquid assets while monitoring the optimum use of cash and the correct application of group directives concerning cash by the subsidiaries.
- A Group Legal Department has been set up under the authority of one of the CEO. It assists the subsidiaries in monitoring any major legal risks they may encounter. It coordinates the management of the legal life of the group's companies. Local legal representatives will gradually be introduced in the perimeters.

6.3.2. Concerning the regions and perimeters

- As far as the regions are concerned, particularly France, transverse department managers have been appointed (marketing, recruitment, finance, administrative and accounts management) in order to decentralise and improve controls and performance.

  Each "country" financial manager assists the executive manager in charge of the country but answers directly to the Group's Chief Financial Officer, thus reinforcing the independence of the financial function.
- At country level, administrative and accounts platforms are gradually being introduced. They are operational in Germany, Belgium, Spain, Portugal and the United Kingdom, and are in the course of development in Switzerland and Italy.

64 Reinforcement of the internal audit mechanism and the accounting and financial information system

When properly designed and applied, the internal audit system should prevent and control risks resulting from the activity of the group's entities as well as the risks of error and fraud, particularly of an accounting and financial nature. The system contributes to the transparency of the organisation, to the protection of the group's assets, and to the improvement of performance and cost control. However, as with all systems of control, it cannot absolutely guarantee the total elimination of such risks.

In order to develop the internal audit of the Altran Group, structures were put in place during the course of 2003, and work was undertaken in order to define the rules of internal audit and to standardise and reinforce the security of the information systems directly linked to accounting and financial information.

6.4.1. Measures taken with a view to strengthening internal auditing

6.4.1.1. Creation of an internal audit department

An internal audit department is now being set up as part of a plan to externalise this function. A tender was launched in December 2003 with various members of international networks.

The decision to create an Internal Audit Department flows naturally from the reinforced system of corporate governance. By outsourcing this function the group will benefit from the experience and methodological tools of the selected firm, both in terms of setting up and managing the function. Outsourcing will consolidate the independence of the function and provide access to adequate resources within each of the group's sites depending on the subjects to be addressed and group priorities.

The Internal Audit Department will report to the Chairman and CEO and to the Audit Committee. It will carry out its missions within the framework of an internal audit charter whose terms have been approved by the Audit Committee. A long-term audit plan will be implemented with the aim of providing total cover of all the group's entities over a three-year audit cycle.

6.4.1.2. Implementation of new internal audit procedures

As from the third quarter of the financial year, a series of framework internal audit procedures were elaborated at group level in order to strengthen the existing procedures, with the assistance of the firm of Ricol Lasteyrie & Associés which is backed up by internal work groups covering different aspects of the procedures.

The work is spearheaded by a steering committee consisting of the Chief Financial Officer, two executive directors and the Group Legal Manager. The Steering Committee is responsible for validating the framework procedures and for applying them throughout the group's entities in the course of 2004.

A preliminary analysis on the type of risks involved in Altran's business activities has been carried out in the light of their impact and likelihood of occurrence.

It is in this context that the overriding aspects of the framework procedures have been drawn up. They are all directly or indirectly concerned with the elaboration and treatment of financial and accounting information.

These procedures cover the following areas:

- "General principles": objectives of the internal audit, means and responsibilities;
- "Closing of the accounts": rules guaranteeing the reliability of the account statements;
- Follow-up of subsidiary entities": rules and controls for the management and follow-up of the investments held by the group;
- "Management of bank accounts": opening of accounts, signature authorisations, reconciliation and control of bank accounts;
- "Cash management": rules concerning the centralisation of cash management, control of working capital requirements;
- "Management of financial and off-balance sheet commitments": forbidden operations and operations subject to authorisation, rules and controls for monitoring these commitments;
- "Acquisition of subsidiaries": preliminary due diligence, acquisition agreement standards;

- "Management and follow-up of price complements": rules and controls guaranteeing the proper management of the price complements paid and the follow-up of acquisition contracts;
- "Purchases and the management of suppliers": rules guaranteeing the correct functioning of purchasing and supplier relations, in the interest of the company;
- "Management of sales and client follow-up": rules for guaranteeing the sales cycle and the proper working of client relations;
- "Contractual legal policy": rules and principles allowing the subsidiary entities to negotiate and conclude agreements with the minimum legal security required by the group;
- "Management of risks and legal disputes": rules and principles allowing the subsidiary entities to manage litigation and disputes with the minimum legal security required by the group;
- "Legal organisation": rules and principles relating to the legal management of each subsidiary entity and the framework of relations with external consultants.

The framework procedures must cover all the internal audit objectives by laying down the major rules and principles. Taking into account local conditions, they must be completed by detailed procedures concerning operating methods and operational processes.

This work is essential for improving the level of risk control within the group. Its effectiveness will be checked by the internal audit and the Statutory Auditors as part of their mission.

6.4.2. External audits

6.4.2.1. Work of the Statutory Auditors

As proposed to the Audit Committee, the action of the group's Statutory Auditors for the 2003 financial year has been reinforced. Since the start of 2003, the Statutory Auditors have carried out a limited examination of the published quarterly consolidated turnover.

In the course of the 2003 financial year, the Statutory Auditors attended two audit committees, during which they presented their observations on the accounts and the follow-up of their recommendations, together with details of their approach and the scope of the audit work for the closure of the 2003 accounts.

The Statutory Auditors' principal observations are as follows and have led to appropriate action:

- Need to redefine the management control missions in the subsidiaries;
- Develop steering tools in addition to those already existing;
- Accelerate the process for closing the accounts;
- Establish reporting procedures for risks;
- Improved standardisation of accounting rules within the group.

With regard to the call for proposals launched by the Audit Committee, the specifications call for:

- a systematic audit of the annual accounts of all the subsidiaries, including those which, by virtue of their legal structure and the local legal context, do not have a certification obligation;
- a unification of auditorship mandates and the progressive nomination of group auditors for all the subsidiaries;
- a renewal of the auditors' mandate in accordance with a defined periodicity.

6.4.2.2. Exceptional audits

At the request of the Altran Group General Management, Ricol, Lasteyrie & Associés conducted an audit mission targeted on twenty of the group's companies in order to examine the causes of the observed malfunctions in the calculation of the turnover for the 2002 financial year. Additional work, judged necessary, was conducted on nine other companies of the group. The conclusions were presented to the General Management, the Statutory Auditors and the Audit Committee on 6th October 2003.

At the time of the closure of the accounts on 31st December 2003, an additional audit was diligently carried out on a non-French subsidiary. Corrections on previous exercises turned out to be necessary. The group has taken all necessary measures to ensure that the accounts at 31st December 2003 are established in compliance with the group's accounting rules and methods. The adjustments carried out are detailed in the notes to the consolidated accounts.

6.4.3. Other work having an impact on the group's financial and accounting information

6.4.3.1. Accounting and management information

- At the closure of the accounts for the 2002 financial year, the Group Financial Management laid down detailed instructions relating to the closure of the accounts, with particular reference to recognition of revenues, cut-off principles and provisions for assets depreciation. These instructions were clarified and complemented for the closure of the year 2003 accounts.

The group also carried out a goodwill depreciation test by comparing the net book value with the current value, appreciated according to the discounted cash flow method.

- In the context of a global process for improving the legibility of its performance, the Altran Group wished to overhaul its information systems with regard to the operational and financial running of the group. In this connection, the CRI project (Consolidation, Reporting, IFRS), was launched in the course of the 4th quarter of 2003, focusing particularly on the search for a software package capable of meeting the group's objectives. Bids were solicited from various software editors and the Magnitude tool published by Cartesis was selected in January 2004.

The work, scheduled for implementation between June and September 2004, is supervised by a steering committee, made up of the Group's Chief Financial Officer and three executive managers.

- Several work groups have simultaneously been set up in order to redefine the reporting rules and the essential steering aggregates: usage rates, inter-contract, etc.

The size and importance of these measures highlight the commitment, by both the Board of Directors and the General Management, to promoting a control system which is at once permanent and efficient.

The implementation of the measures involves sustained efforts on the part of the management teams and a commitment to informing and training all members of the staff.

CHAPTER 7

Agenda of the Combined Shareholders' Meeting of 28th June 2004 and text of the resolutions submitted to the approval of the Shareholders' Meeting

7 Agenda of the Combined Shareholders' Meeting of 28th June 2004 and text of the resolutions submitted to the approval of the Shareholders' Meeting

7.1 Agenda

7.1.1. Ordinary part

1. Approval of the Board of Directors and the Statutory Auditors' reports and the financial statements for the year ending December 31st 2003.

2. Approval of the Board of Directors and the Statutory Auditors reports and the consolidated accounts for the year ending at 31st December 2003.

3. Allocation of the net income for the financial year.

4. Approval of the conventions referred to in articles L. 225-38 and L. 225-40 of the Code of Commerce presented in the special report of the Statutory Auditors.

5. Replacement of one of the Statutory Auditors.

6. Replacement of one of the Deputy Auditors.

7. Authorisation to the Board of Directors to have the Company purchase its own shares.

8. Authorisation to the Board of Directors to issue bonds and other securities granting the same lien to the company.

9. Determination of directors' fees.

10. Power for formalities.

7.1.2. Extraordinary part

11. Authorisation to the Board of Directors to reduce the share capital by cancellation of shares.

12. Delegation to the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company's capital, with maintenance of the preferential subscription right.

13. Delegation to the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company's capital, with suppression of the preferential subscription right.

14. Delegation to the Board of Directors to increase the share capital by incorporation of reserves, profits or premiums.

15. Authorisation to the Board of Directors to maintain the authorisations to increase the Company's share capital in the case of a takeover bid or of a share exchange offer on the Company's shares.

16. Delegation to the Board of Directors to grant share options.

17. Authorisation to the Board of Directors to carry out capital increases reserved for the employees of the Company and of its subsidiaries belonging to the company savings plan pursuant to the provisions laid down in article L. 443-5 of the Labour Code.

18. Harmonisation with the Financial Security Law of 1st August 2003.

19. Powers for formalities.

7.2 Text of resolutions

7.2.1. Ordinary part

FIRST RESOLUTION
(Approval of the reports and financial statements for the financial year 2003)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Management Report by the Board of Directors and with the General Report by the Auditors concerning the financial statements for the year ending at 31st December 2003, approves all the financial statements, namely the balance sheet, the income statement and the notes drawn up at 31st December 2003, as presented to it, as well as the transactions disclosed by the said financial statements and summed up in the said reports. It determines the loss for the financial year at €31,726,074.35.

SECOND RESOLUTION
(Approval of the reports and the consolidated financial statements for the financial year 2003)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Group Management report included in the Board of Directors' Management Report and with the report by the Auditors concerning the consolidated financial statements for the year ending at 31st December 2003, approves all the consolidated financial statements for the said financial year as presented to it, as well as the transactions disclosed by the said financial statements and summed up in the said reports.

THIRD RESOLUTION
(Decision on allocation of the net loss for the financial year 2003)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Management Report by the Board of Directors and with the General Report by the Auditors concerning the annual accounts for the year ending at 31st December 2003, decides to allocate the loss of €31,726,074.35 for this financial year as follows:

"Accumulated loss": €31,726,074.35, bringing the balance of this entry to €43,766,457.20.

Pursuant to the law, the Shareholders' Meeting notes that the amount of the dividends paid for the last three financial years and the tax credits relating thereto were as follows:

FINANCIAL YEAR	TOTAL NET DIVIDEND	TOTAL TAX CREDIT	TOTAL INCOME
2002	-	-	-
2001	€18,343,280.40	€9,171,640.20	€27,514,920.60
2000	€12,606,418.00	€6,303,209.00	€18,909,627.00

FOURTH RESOLUTION
(Approval of the regulated conventions concluded by the Company and presented in the Auditors' Special Report)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Special Report by the Auditors covered by the article L. 225-40 of the Code of Commerce concerning the conventions referred to in articles L. 225-38 and seq. of the Code of Commerce and ruling on the said report, approves all parts of the conventions mentioned therein.

FIFTH RESOLUTION
(Replacement of one of the Statutory Auditors)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and having noted that the term of office of Concorde Européenne Audit France SA, whose registered office is in Paris (75008) - 21 bis, rue Lord Byron, as Statutory Auditor expires in the course of this Meeting, approves the Board's proposal not to renew the said company in its functions and to appoint Deloitte Touche Tohmatsu - 185, avenue Charles de Gaulle - 92524 Neuilly-sur-Seine Cedex, for a period of six financial years, that is to say until the Ordinary General Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2009.

SIXTH RESOLUTION

(Replacement of one of the deputy auditors)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and having noted that the term of office of Mr Dominique Donval, born on 18th October 1946 in Quimper (29000), of French nationality, domiciled in Sceaux (92330) - 23, avenue Madeleine Crenon, in his quality of Deputy Statutory Auditor, expires in the course of this meeting, decides not to renew him in his functions and to appoint Cabinet BEAS - 7-9, Villa-Houssay - 92524 Neuilly-sur-Seine Cedex, for a period of six financial years, that is to say until the Ordinary General Shareholders' Meeting called to rule on the accounts for the year ending at 31st December 2009.

SEVENTH RESOLUTION

(Authorisation to the Board of Directors to have the Company purchase up its own shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors:

- cancels, with immediate effect for the unused fraction, the authorisation for repurchasing by the Company ALTRAN Technologies SA of its own securities in pursuance of articles L. 225-209 and seq. of the Code of Commerce, granted to the Company by the Combined Shareholders' Meeting held on 30th June 2003;
- authorises the Board of Directors, after distribution of an information note approved by "Autorité des Marchés Financiers" and including a prioritisation of the repurchase programme, to purchase the Company's shares pursuant to the provisions of articles L. 225-209 and seq. of the Code of Commerce within a limit of 5% of the share capital.

It is specified that the said limit of 5% applies to an amount of the Company's capital that will, if appropriate, be adjusted to take account of the transactions affecting the share capital after this Shareholders' Meeting, the acquisitions made by the company not leading it in any case to hold more than 5% of the share capital

The acquisition, assignment and transfer of the said shares may be carried out at any time and by any means (including during a period of share exchange offers), notably on the market or by mutual agreement, including by the acquisition or transfer of blocks, by use of derivative financial instruments, and in particular any option operations

The maximum purchase price is set at €30 and the minimum sales price at €5. In case of a capital increase by incorporation of reserves and allocation of free shares as well as in case of division or of regrouping of the securities, the prices indicated above shall be adjusted by a multiplication coefficient equal to the ratio between the number of securities constituting the capital before the operation and the said number after the operation. Consequently, the maximum amount of the capital that may be purchased comes to €172 million, as calculated on the basis of the share capital at 31st December 2003, it being possible to adjust this maximum amount to take into account the amount of capital on the day of the Shareholders' Meeting.

The maximum amount of the capital to be purchased may not exceed 5% of the share capital.

Acquisitions of shares may be executed with a view to any allocation allowed by the law, the objectives of the share purchase programme being:

- as a function of market situations, to regularise the market price of the Company's share by systematic intervention against the trend;
- to allocate securities within the framework of employee profit-sharing, a company or group savings plan, or a voluntary employee savings partnership plan;

- to issue the securities in payment or in exchange, particularly within the framework of external growth operations or within the framework of an asset and financial management policy;
- to deliver the shares on the occasion of exercise of rights attached to securities creating a right to allocation of the Company's shares by redemption, conversion, exchange, presentation of a warrant or in any other way;
- their cancellation , in particular for the purpose of optimising earnings per share, within the framework of the eleventh resolution submitted to the present Combined Shareholders' Meeting.

The Shareholders' Meeting also authorises the Board of Directors, depending on the situation of the market, to acquire the Company shares within a limit of 0.5% of the Company's capital in order to regularise the market price. If this should occur, the Company shall be dispensed from establishing an information note submitted for approval by "Autorité des Marchés Financiers". Nevertheless, the Company shall issue a communiqué containing all information required for the information note at the latest on the day of actual launch of the programme.

This authorisation shall expire at the end of the Shareholders' Meeting called to rule on the financial statements for the financial year ending at 31st December 2004.

The Board of Directors shall inform the shareholders, during the annual Shareholders' Meeting, of the purchases, transfers, sales and cancellations of shares thus realised.

To that end, full powers are granted to the Board of Directors to decide on the implementation of this authorisation and to determine the procedures thereof, which shall be entitled to delegate them, in order to put in all market orders, conclude any agreements with a view, in particular, to keeping registers of share purchases and sales, draw up any documents in particular of an informational character, make any filings with "Autorité des Marchés Financiers" and any other entities, carry out any formalities, and in a general way to do whatever is necessary.

EIGHTH RESOLUTION

(Authorisation to the Board of Directors to issue bonds and similar securities or other securities granting the same lien to the company)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, having familiarised itself with the report of the Board of Directors:

- authorises the Board of Directors to issue, in one or several instalments, on the basis of its decisions alone, in France, abroad and/or on the international market by raising funds from public or by private placement, if appropriate within the framework of a programme of Euro Medium-Term Notes (EMTN), on the dates and the conditions that it considers appropriate, and within a period of 26 months starting with the day of this Meeting, bonds or similar securities, particularly subordinated securities, with a definite or indefinite duration, or any other securities granting, in one and the same issue, one and the same claim right on the Company, and paired or not paired with warrants granting a right to the allocation, acquisition or subscription to bonds, similar securities or other securities or transferable securities granting such a claim right on the Company.

The Shareholders' Meeting decides that the maximum nominal amount for which all of the securities to be issued mentioned above may be denominated may not exceed €400 million, or the equivalent value on the date of issue of the decision of the said amount in non-euro currencies or in any other established monetary unit with reference to several currencies, it being specified that the said maximum nominal amount shall apply globally to the bonds or similar securities as well as to the other debt instruments issued immediately or following exercise of warrants, but that the said amount would not include the redemption premium or premiums, if any are provided for. The negotiable debt instru-ments in the meaning of articles L. 213-1 to L. 213-4 of the Monetary and Fiscal Code are not targeted by this authorisation.

The Meeting grants full powers to the Board of Directors, with possibility of sub-delegation, under the condi-tions laid down in law for the following purposes:

- to carry out the said issues within the limit set above, and to determine the date, nature, amounts and issue currency thereof;
- to determine the characteristics of the securities to be issued, and particularly their nominal value and their dates of rights to payment, their issue price, with premium if appropriate, their interest rate, fixed and/or floating or zero coupon, and the payment date, or in the case of securities with floating rates, the procedures for determination of the interest rate, or else the conditions regarding capitali-sation of the interest;
- to determine, in the light of market conditions, the procedures regarding amortisation and/or early redemption of the securities issued, if appropriate, with a fixed or variable premium, or even the conditions of repurchase by the Company;
- if appropriate, to decide to grant a guarantee or sureties for the securities to be issued, and determine the nature and the characteristics thereof;
- and to provide, if appropriate, for reimbursement of the securities issued by delivery of the Company's assets;
- generally speaking, to determine all of the procedures regarding each issue, conclude any conventions, conclude any agreements with any banks and any entities, take all steps and carry out all required formalities, and generally do whatever is necessary.

NINTH RESOLUTION

(Determination of directors' fees)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, fixes the total amount of the directors' fees allocated to the Board of Directors for the financial year 2003 at 145,000 euros.

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, fixes the total amount of the directors' fees allocated to the Board of Directors for the financial year 2004 at 290,000 euros.

TENTH RESOLUTIONTENTH RESOLUTION

(Powers for formalities)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings, gives full powers to the bearer of an original, copy or extract of the minutes of this document to accomplish all legal or administrative formalities and to make all depositions or publicity covered by the legislation currently in force.

7.2.2. Extraordinary part

ELEVENTH RESOLUTION

(Authorisation to be granted to the Board of Directors to reduce the share capital by cancellation of shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and with the Special Report by the Auditors, and subject to the adoption of the seventh resolution by this Meeting, authorises the Board of Directors, pursuant to article L. 225-209 of the Code of Commerce, to cancel, on the basis of its decisions alone, all at once or in instalments, for each period of 24 months starting with the time of this Meeting within the maximum limit of 5% of the amount of the capital, the shares acquired by the Company, and to proceed to an appropriate extent with a reduction of the share capital.

The Shareholders' Meeting grants full powers to the Board of Directors, with possibility of sub-delegation, for the purpose of carrying out all acts, formalities or declarations with a view to making final the capital reductions that might be put through by virtue of the present authorisation and for the purpose of modifying the Company's articles of incorporation.

This authorisation is granted for a period of 26 months as from the date of this Meeting. It cancels and replaces the authorisation given by the Combined Shareholders' Meeting of 30th June 2003.

TWELFTH RESOLUTION

(Authorisation to the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company' capital, with maintenance of the preferential subscription right)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and with the Special Report of the Auditors, and pursuant to the provisions of the Code of Commerce, particularly to those laid down in its article L. 225-129-III:

- delegates to the Board of Directors, for a period of twenty-six (26) months starting from the time of this Meeting, the powers required for the purpose of carrying out on the basis of its sole decisions, all at once or in instalments, in proportions and at times to be determined, both in France and abroad, the issue in euros or in foreign currencies of Company shares as well as of any securities of any nature whatsoever - including warrants of new shares (and/or where appropriate the allocation of existing shares) issued autonomously - offering access, immediately and/or eventually, at any time or at fixed date, to the Company's shares with or without premiums;
- decides that the maximum amount of share capital's increases that may be executed immediately and/or eventually by virtue of this delegation may not exceed €15 million in nominal value, an amount to which shall be added, if appropriate, the nominal amount of the additional shares to be issued in order to preserve, pursuant to law, the rights of the holders of securities granting a right to shares pursuant to the applicable legal and regulatory provisions and, if appropriate, to contractual stipulations providing for other adjustments;
- also decides that the nominal amount of the debt securities giving access to the Company's capital that may be issued by virtue of the above-mentioned delegation may not exceed €15 million or the equivalent of that amount in case of issue in a foreign currency, it being specified (i) that the said amount is independent of the amount of the bonds and of the other debt instruments that might be issued in application of the eighth resolution of the present meeting, and (ii) that the amount of the capital increases that may be put through by virtue of the issues of securities representing claims shall be charged to the maximum nominal amount of the €15 million mentioned above;
- decides that in case of a subscription offer, the shareholders shall benefit under the conditions laid down in law from a preferential subscription right to application to shares by right with respect to the securities that may be issued by virtue of this deputing. In addition, the Board of Directors shall have the option of granting a right to the shareholders, under the conditions laid down in law, to subscribe to excess shares for a number of securities greater than the one for which they may apply by right, and in all cases within the limit of their application;
- decides that if the applications for shares by right and, if the case arises, the right to apply for excess shares have not absorbed the totality of the issue of shares or of securities as defined above, the Board shall be entitled to use one or the other of the following options, in whatever order it considers appro-priate:
  - to limit, if appropriate, the issue to the amount of subscriptions as long as that amount reaches at least three-quarters of the issue decided on,
  - to freely distribute all or part of the unsubscribed securities by right and, where appropriate, excess securities,
  - to offer to the public, on the French or international market, all or part of the securities not subscribed to;
- decides that the issue of subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares) of the Company in pursuance of article L. 228-95 of the Code of Commerce may be carried out by subscription offer in the conditions stipulated above or by free allocation to the holders of the old shares. In the case of free allocation of subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares, the Board may decide that the allocation rights of associated lots will not be negotiable and that the corresponding warrants will be sold, the sums deriving from the sale being allocated to the holders of rights no later than 30 days after the date on which all the allocated warrants are registered to their account;

- notes that the above-mentioned delegation entails by right to the benefit of the holders of securities offering eventual access to the Company's shares, other than the bonds convertible into shares and in the equity warrants, which might be issued by virtue of the present deputing, a waiver by the shareholders of their preferential subscription right to the shares to which the said securities create a right;
- decides to abolish the shareholders' preferential subscription right to the shares issued by conversion of bonds or by subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares) issued autonomously;
- decides that the amount due or to become due to the Company for each of the shares issued within the framework of the above-mentioned delegation shall be at least equal to the par value of the shares;
- decides that the Board of Directors shall hold full powers, with an option for sub delegation to its Chairman, under the conditions laid down in law, to implement the present deputing, particularly to the following end:
  - to determine the dates and procedures of the issues as well as the form and the characteristics of the securities to be created,
  - to determine the prices and conditions of the issues, to set the amounts to be issued, to determine the date of rights to payments, even retroactive, of the securities to be issued, to determine the procedure for paying up shares or other securities issued and, if the case arises, lay down the conditions regarding their repurchase on the market, to provide for the possibility of suspension of exercise of the allocation rights for the shares attached to the securities to be issued for a period that may not exceed three months, and lay down the procedures pursuant to which the rights of the holders of securities granting eventual access to the share capital shall be preserved, this in accordance with the legal and regulatory provisions. Furthermore the Board or by delegation its Chairman shall be entitled to proceed, if appropriate, with any charging to the premium or premiums on shares, and particularly the charging of expenses resulting from realisation of the issues, and generally to take all useful steps and conclude any agreements to properly carry out the contemplated issues, to accomplish all necessary formalities for admission to trading on a regulated market in France and/or abroad of rights, shares, securities or warrants and to establish, where appropriate, the conditions of exercise, allocation, purchase, offer, exchange or repayment, and to record the capital increase or increases resulting from any issue realised by use of the present delegation, and to modify the articles of incor-poration as a result.

In the case of the issue of debt securities giving immediate or eventual access to a share of the Company capital, the Board of Directors shall hold full powers, with an option of sub delegation to the Chairman, in particular to decide on their nature as subordinated or otherwise, to determine their interest rate, their duration, the fixed or variable redemption price with or without premium, the procedures regarding redemption as a function of the market conditions, and the conditions under which the said security shall create a right to the Company's shares;

- decides that the present delegation voids any prior delegation relative to the immediate and/or eventual issue of Company share with maintenance of the preferential subscription right.

THIRTEENTH RESOLUTION

(Authorisation to the Board of Directors to increase the share capital by the issue of shares and securities providing immediate or eventual access to the Company' capital, with elimination of the preferential subscription right)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and with the Special Report of the Auditors, and pursuant to the paragraph 3 of article L. 225-129-III of the Code of Commerce:

- delegates to the Board of Directors the powers necessary for the purpose of carrying out on the basis of its decisions alone by way of raising funds from the public, all at once or in instalments, in propor-tions and at times to be determined, both in France and abroad, the issue in euros or in foreign currencies of the Company's shares as well as of any securities - subscription warrants for new shares (and/or, where appropriate, the allocation of existing shares) - of any nature whatsoever offering access, immediately and/or eventually, to the Company's shares;

- decides that the maximum nominal amount of the increases of the share capital that could be put through immediately and/or eventually by virtue of this delegation may not exceed €15 million, an amount to which shall be added, if appropriate, the par value of the additional shares to be issued to preserve the rights of the holders of securities creating a right to shares;
- decides that this maximum nominal amount that could be issued by virtue of this resolution shall be charged to the €15 million ceiling capital increases fixed by the previous resolution;
- also decides that the nominal amount of the debt securities giving access to the Company's capital that can be issued by virtue of the above-mentioned delegation may be no greater than €15 million or the equivalent of that amount in case of issue in a foreign currency, it being specified (i) that the said amount is independent of the amount of the bonds and of the other debt instruments that might be issued in application of the eighth resolution of the present meeting, and (ii) that the amount of the capital increases that might put through by virtue of the said issues of securities representing claims shall be charged to the maxi-mum nominal amount of €15 million mentioned above;
- decides to remove the shareholders' preferential subscription right to the securities to be issued, it being understood that the Board of Directors shall be entitled to grant a priority subscription option to the shareholders with respect to all or part of the issue, during the period and on the terms it is to determine. The said priority right, which shall be non-negotiable, shall be exercised in proportion to the number of shares possessed by each shareholder. The said subscription period shall not give right to the creation of negotiable rights;
- notes that the above-mentioned delegation entails by right to the benefit of the holders of securities offering eventual access to Company's shares which might be issued, a waiver by the shareholders of their preferential subscription right to the shares to which the said securities create a right;
- decides to eliminate the shareholders' preferential subscription right to the shares issued by bond conversion or by the exercise of autonomous warrant;
- decides that the amount due or to become due to the Company for each of the shares issued or to be issued within the framework of the above-mentioned delegation, after taking account, in case of issue of autonomous equity warrants, of the issue price of the said warrants, shall be at least equal to the minimum price fixed by law applicable at the time of recourse to this delegation , that is to say now, the average of the first prices of the Company's share quoted on the Euronext Paris First Market on ten consecutive trading days chosen from among the twenty trading days preceding the start of issue of the above-mentioned securities, after correction, if appropriate, of the said averagein order to take the maturity date into account;
- decides that the Board of Directors may make use of this delegation, in whole or in part, in order to remunerate all securities contributed to a paper offer initiated by the Company, within the limits and under the conditions set by the law in force at the time when recourse is made to this resolution;
- decides that the Board of Directors shall hold full powers with an option of sub delegation to its Chairman, under the conditions laid down in law at the time of recourse to such deputing, to implement this delegation, particularly for the purpose of determining the dates and procedures of the issues as well as the form and the characteristics of the securities to be created, to set the prices and conditions of the issues, to set the amounts to be issued, to determine the date of maturity, even retroactive, of the securities to be issued, to determine the procedure for paying up shares or other securities issued, and, if appropriate, to set the conditions of their repurchase on the Market, to provide for the possibility of suspension of exercise of the share allocation rights attached to the securities to be issued during a period that may not exceed three months and to determine the procedures pursuant to which preservation of the rights of the holders of securities offering eventual access to the share capital shall be preserved.

Furthermore the Board or its Chairman shall be entitled to proceed, if appropriate, with any charging to the premium or premiums on shares, and in particular charging the expenses resulting from realisation of the issues, and generally to take all useful steps and conclude any agreements in the interest of proper execution of the contemplated issues, carry out all formalities required for admission to a regulated market in France or abroad of rights, shares, securities or warrants created, and to fix , if appropriate, the conditions of exercise, allocation, purchase, offer, exchange or repayment, to recognise the capital increase or increases resulting from any issue carried by recourse to this delegation and to modify the articles of association in consequence.

In the case of the issue of debt securities, giving immediate or eventual access to a share of the Company's capital, the Board of Directors shall hold full powers, with an option of sub delegation to the Chairman, in particular to decide on their subordinated nature or otherwise, to determine their interest rate, their duration, the fixed or variable redemption price with or without premium, the amortisation procedures in the light of the market conditions and the conditions under which the said securities shall create a right to the Company's shares:

- decides that this delegation voids any prior delegation relative to the immediate and/or eventual issue of Company shares with elimination of the preferential subscription right and an option for granting a priority right.

The delegation granted in this way to the Board of Directors is valid, starting with the time of the present Meeting, for a duration of 26 months as provided for in the third paragraph of article L. 225-129-III of the Code of Commerce.

FOURTEENTH RESOLUTION

(Authorisation to the Board of Directors to increase the share capital by incorporation of reserves, profits or premiums, or other items)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Ordinary Shareholders' Meetings pursuant to the provisions of article L. 225-129 II of the Code of Commerce, having familiarised itself with the Report by the Board of Directors, authorises the Board of Directors to increase the share capital, on one or several occasions, at a time or times of its choosing, in proportions it deems fit, during a period of twenty-six months starting from this very day, by issue of new ordinary shares to be paid by incorporation of reser-ves, profits or premiums on shares or by increasing the par value of the shares constituting the share capital, or by simultaneous use both procedures.

The maximum nominal amount of the share capital increases that could be executed by virtue of this delegation may not exceed €15 million, this maximum amount being charged to the ceiling of the capital increases that could be carried out in pursuance of the twelfth resolution of this meeting.

The Shareholders' Meeting, gives full powers to the Board of Directors, with an option of sub delegation to its Chairman, to implement this deputing. In particular:

- to fix the methods, conditions and dates of the capital increases that could be carried out by virtue of this authorisation, and in particular to determine the amount and nature of reserves and the premiums to be incorporated in the capital, to fix the number of new shares to be issued or the amount by which the par value of the existing shares making up the share capital will be increased, to set the date, even retroactively, starting from which the new shares will reach maturity or that at which the increase of the par value will come into effect, to take all necessary steps to protect the rights of the holders of securities giving right to the Company's existing shares on the day of the increase of capital and to make, where appropriate, all charges on the share premium or share premiums, particularly those concerning the costs incurred by the issue operations;
- to decide that, as an exception to the article L. 225-149 of the Code of Commerce, in the case of capital increase in the form of allocation of free shares, the associated lots will not be negotiable and that the corresponding shares will be sold and the net proceeds from their sale will be allocated to the holders of these rights, in proportion to these said rights, at more than thirty days after all the new shares allocated are registered to their account;
- to take all necessary steps and conclude all agreements in order to secure the successful outcome of the operation or operations considered, and in general to do everything necessary to accomplish all acts and formalities in order to render definitive the capital increase or increases that may be realised by virtue of this delegation, and to modify the articles of association accordingly.

The Shareholders' Meeting decides that this delegation voids any prior delegation relative to the increase of capital by incorporation of reserve, profits, premiums or other sums whose capitalisation might be admitted, in particular the delegation granted by the Combined Shareholders' Meeting of 30th June 2003.

FIFTEENTH RESOLUTION

(Maintenance, in case of takeover bid or share exchange offer of the Company's shares,of the authorisations previously conferred on the Board of Directors to increase the Company's share capital)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors and the Special Report of the Auditors', and pursuant to the provisions of article L. 225-129 IV of the Code of Commerce, expressly decides that the delegations granted to the Board of Directors under the twelfth, thirteenth and fourteenth resolutions above, to the effect of carrying out any increase of the Company's capital, are maintained during the period of takeover bids or share exchange offers on the Company's securities.

The maintenance, during the period of takeover bids or paper offers on the Company's securities, of the delegations granted to the Board of Directors is valid until the holding of the next Shareholders' Meeting called to rule on the accounts for the 2004 financial year.

SIXTEENTH RESOLUTION

(Authorisation to the Board of Directors to grant subscription options of the Company's shares)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for extraordinary Shareholders' Meetings , having familiarised itself with the Report by the Board of Directors and the special report by the Auditors, authorises the Board of Directors, within the framework of the provisions of articles L. 225-177 and seq. of the Code of Commerce, to grant pursuant to law, all at once or in instalments, for a period of thirty-eight months starting with this very day, to the benefit of the authorised agents and employees of Altran Technologies or companies linked to it in the meaning of the conditions set out in article L. 225-180 of the Code of Commerce, subscription options for acquisition of new Company shares to be issued, as a capital increase, within a limit of 6% of the share capital on the day on which the options are granted by the Board of Directors.

The price set for subscription to the shares by the beneficiaries shall be determined by the Board under the conditions and within the limits laid down in the legislation currently in force, without any discount.

The Shareholders' Meeting notes that this authorisation entails by right, to the beneficiaries' benefit, a waiver on the part of the shareholders of their preferential subscription right to the shares to be issued as subscription options are exercised.

The options granted shall be exercised within a maximum of eight years starting from the date on which they are granted, it being specified that the said period may be extended by any decision of an extraordinary meeting of the Company's shareholders.

If the Company realises, after allocation of the options, financial operations having an incidence on the capital, the Board of Directors shall adjust the price and the number of shares not yet taken up, in such a way that the total value of the current options remains constant for each beneficiary.

The Shareholders' Meeting consequently grants the Board of Directors full powers to implement this authorisation and in particular:

- to draw up the list of option beneficiaries and the number of options granted to each of them;
- to set out the details and conditions of the options, and in particular:
  - to determine the validity of the options, it being understood that the options shall be exercised within a maximum period of three years,
  - to fix the date(s) or periods of exercise of the options, it being understood that the Board of Directors shall be entitled (a) to anticipate the dates or periods of option exercise, (b) to maintain the exercisable character of the options or (c) to modify the dates or periods during which the shares obtained through the exercise of the options may not be transferred or presented to the bearer,

- to provide for any clauses forbidding the immediate resale of all or part of the shares thus obtained by the exercise of the options, without the obligatory period for keeping the securities exceeding three years as from the exercise of the option,
- if appropriate, to limit, suspend, restrict or forbid the exercise of the options, the transfer or presentation to the bearer of the shares obtained through the exercise of the options, during certain periods or counting from certain events, it being understood that such a decision may cover all or part of the options or shares and concern all or part of the beneficiaries,
- to fix the maturity date, even retroactively, of the new shares resulting from the exercise of the options,
- if appropriate, to adjust the number and price of the shares that may be obtained through the exercise of the options under the legal and regulatory conditions pertaining at the time.

The Shareholders' Meeting decides that the Board of Directors, with option of delegation to its Chairman in accordance with legal provisions, shall have full powers to carry out increases of capital up to the amount of the shares actually subscribed by the exercise of the subscription options, to make the necessary changes to the articles of association at its decision alone and, if it deems it opportune, to charge the costs of the capital increases to the amount of the premiums relating to these issues and to levy on this amount the sums required to bring the legal reserve to the tenth of the new capital after each increase, to carry out, if necessary, all necessary formalities for the listing of the securities thus issued, all declarations with all organisations, and to do everything that might otherwise be necessary.

SEVENTEENTH RESOLUTION

(Authorisation to the Board of Directors to make reserved capital increases through the issue of shares or other securities giving access to the capital reserved to the members of a savings plan)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report by the Board of Directors and the Special Report by the Auditors, and pursuant to the article L. 225-129 VII of the Code of Commerce, and within the framework of the provisions of article L. 225-138 IV of said Code of Commerce and article L. 443-1 and seq. of the Labour Code:

- authorises the Board of Directors to increase the share capital all at once or in instalments, on the basis of its decisions alone, by a maximum amount of €40 million, within twenty-six months of the day of this Shareholders' Meeting, through the issue of new shares or other securities giving access to the Company's capital reserved to members of a Company savings plan and to French or foreign companies linked to the Company under the conditions of article L. 225-180 of the Code of Commerce and article L. 444-3 of the Labour Code;
- decides to abolish, in favour of the members of a savings plan, the preferential right of the shareholders to the subscription of new shares or other securities giving access to the share capital issued in application of this resolution;
- decides, in application of the article L. 443-5 of the Labour Code, to fix the discount at respectively 20% and 30% in relation to the average of the first quoted prices of the Company's share on Euronext Paris SA during the twenty trading sessions preceding the day of the decision fixing the opening date of the subscriptions, depending on whether the securities thus subscribed, directly or indirectly, correspond to assets whose period of unavailability is less than ten years or greater than or equal to ten years. However, the Shareholders' Meeting expressly authorises the Board of Directors to reduce the above-mentioned discount, if it deems it opportune, notably in order to limit the granted discount to 15% of the Company's quoted share price on the day of the decision fixing the opening date of the subscriptions, within the legal and regulatory limits, in order to take into account, inter alia, of locally applicable legal, accounting, tax and labour systems. The Board of Directors may also substitute all or part of the discount by the allocation of shares or other securities in application of the terms set out below;
- decides that the Board of Directors may allocate, free of charge, shares or other securities giving access to the Company's capital, it being understood that the total advantage resulting from this allocation with regard to the topping-up or, if applicable, the discount on the subscription price may not exceed the legal or regulatory limits;

- and decides that the characteristics of the other securities giving access to the Company's capital shall be fixed by the Board of Directors under conditions laid down by the regulations.

The Board of Directors, with option of delegation or sub-delegation to its Chairman, shall have full powers to implement this authorisation, and in particular to establish the details and conditions of issues to be made by virtue of this authorisation, to fix the amount proposed for subscription and the opening and closing dates of the subscriptions, the price, the maturity dates of the securities issued, the methods and delays for full payment of the securities, to carry out capital increases up to the amount of the shares actually subscribed, to carry out, directly or indirectly, all operations and formalities linked to increases of the share capital, to make the necessary modifications to the articles of association and, on its decision alone and if it deems it opportune, to charge the costs of the capital increases to the amount of the premiums relating to these issues and to levy on this amount the sums required to bring the legal reserve to the tenth of the new capital after each increase, to carry out, if necessary, all necessary formalities for the listing of the securities thus issued, all declarations with all organisations, and to do everything that might otherwise be necessary.

The Shareholders' Meeting decides that this delegation voids any prior delegation relative to the capital increase reserved to members of company savings plans and particularly that granted by the Combined Shareholders' Meeting of 30th June 2003.

EIGHTEENTH RESOLUTION

(Harmonisation of the articles of association with Financial Security Law of 1st August 2003)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, having familiarised itself with the Report of the Board of Directors, decides to make the following modifications to the Company's articles of association:

Modification of article 7 - "Shares"

The Shareholders' Meeting decides to reduce to five days the deadline for notifying the Company specified in the first paragraph of article 7.3 of the articles of association. This paragraph will therefore henceforth be drafted as follows:

"Any person acting alone or with others who comes to hold, directly or indirectly, a portion of the capital or of the voting rights or of securities offering eventual access to the Company's capital equal to or greater than 0.5% or a multiple of the said fraction shall be required to notify the Company, by registered mail with receipt, within a period of five days starting with the time at which one of the said thresholds is crossed, of the total number of shares, of voting rights or of securities offering even-tual access to the capital that he possesses alone, directly or indirectly, or else in concert."

The Shareholders' Meeting decides to reduce to five days the deadline for notifying the Company specified in the last paragraph of article 7.3 of the articles of association. This paragraph will therefore henceforth be drafted as follows:

"Any person acting alone or with others shall also be required to notify the Company within five days when his percentage of the capital or the voting rights falls below each of the thresholds mentioned in the first sub-paragraph of this paragraph."

Modification of article 15 - "Chairman, CEO and Vice-Chairmen"

The Shareholders' Meeting decides to insert a new paragraph at the end of article 15.1 of the bylaws of association, drafted as follows:

"He reports to the Shareholders' Meeting on the conditions for preparing and organising the work of the Board of Directors and the internal audit procedures implemented by the Company. At the same time, he mentions any limitations placed by the Board of Directors on the powers of the CEO. This information is published under the conditions fixed in the General Rules of "Autorité des Marchés Financiers"."

NINETEENTH RESOLUTION

(Powers for formalities)

The Shareholders' Meeting, ruling on the quorum and majority conditions required for Extraordinary Shareholders' Meetings, gives full powers to the bearer of an original, copy or extract of the minutes of this document to accomplish all legal or administrative formalities and to make all depositions or publicity covered by the legislation currently in force.

CHAPTER 8

Consolidated financial statements at 31st December 2003

8.1 Consolidated Accounts

8.1.1. Consolidated Balance Sheet at 31st december 2003

(in € thousand)

ASSET	31/12/2003			31/12/2002	31/12/2001
	Gross	Amort. & Prov.	Net	Net	Net
Fixed assets	**917,483**	**281,248**	**636,235**	**675,716**	**533,233**
Intangible fixed assets					
Goodwill	33,417	4,806	28,611	22,383	12,382
Other intangible fixed assets	60,332	17,584	42,748	44,400	9,346
Goodwill from acquisitions	633,566	170,776	462,790	509,663	454,638
Tangible fixed assets					
Land	183		183	230	183
Buildings	13,426	3,162	10,264	11,446	2,518
Other tangible fixed assets	99,913	64,578	35,335	44,089	36,790
Financial fixed assets					
Other shareholdings	38,280	17,901	20,379	7,565	649
Other equity investments	6,548	411	6,137	6,938	1,320
Other financial assets	31,818	2,030	29,788	29,002	15,407
Current assets	**762,424**	**27,106**	**735,318**	**749,479**	**850,996**
Inventories and work-in-progress	2,543	5	2,538	3,757	4,569
Advance payments to suppliers	1,631		1,631	728	1,425
Accounts receivable and prepayments	400,501	23,609	376,892	386,883	446,543
Other receivables	129,104	3,455	125,649	146,669	77,145
Marketable securities	111,213	37	111,176	41,824	210,532
Cash and cash equivalents	117,432		117,432	169,618	110,782
Deferred charges	**8,487**		**8,487**	**9,676**	**11,394**
Prepaid expenses	7,093		7,093	7,016	6,708
Deferred charges	1,394		1,394	2,660	4,686
TOTAL ASSETS	**1,688,394**	**308,354**	**1,380,040**	1,434,871	1,395,623

(in € thousand)

LIABILITIES	31/12/2003	31/12/2002	31/12/2001
Shareholders' equity	**303,564**	**250,365**	**380,178**
Capital	57,221	46,817	45,858
Share premium account	155,984	20,461	9,106
Consolidated reserves	193,430	299,743	206,237
Foreign currency gains/(losses)	-11,029	-7,312	-1,860
Profit/(loss) for the period	-92,042	-109,344	120,837
Minority interests	**17**	**139**	**286**
in net income	-453	-26	177
in the reserves	470	165	109
Conditional advances	**-**	**161**	**226**
Provisions for losses and charges	**103,180**	**63,079**	**16,328**
Debt	**960,863**	**1,112,881**	**994,275**
Convertible bonds	368,118	446,250	464,195
Loans and borrowings from financial institutions	218,719	159,002	56,297
Other loans and borrowings	23,481	41,547	18,980
Accounts payable	57,591	68,340	46,862
Taxes and social charges	244,341	250,461	281,088
Payables related to fixed assets	37,800	134,993	118,852
Other liabilities	10,813	12,288	8,001
Deferred revenues	**-**	**-**	**-**
Revenues relating to future periods	**12,416**	**8,246**	**4,330**
TOTAL LIABILITIES	**1,380,040**	1,434,871	1,395,623

8.1.2. Consolidated income statement at 31st December 2003

(in € thousand)

INCOME STATEMENT	31/12/2003	31/12/2002	31/12/2001
Revenues	1,337,761	1,372,862	1,278,608
Depreciation and provisions	16,615	7,260	846
Other operating income	9,299	11,879	10,142
Total operating income	**1,363,675**	**1,392,001**	**1,289,596**
Purchases	8,436	8,763	6,663
Other purchases and external expenses	284,991	281,411	236,969
Taxes and similar expenses (excl. income tax)	22,044	23,060	22,476
Salaries	976,643	957,052	771,811
Employee profit sharing	6,209	-	-
Depreciation and provisions	43,738	50,059	16,020
Other operating expenses	6,936	4,283	2,053
Total operating expenses	**1,348,997**	**1,324,628**	**1,055,99**
OPERATING INCOME	**14,678**	**67,373**	**233,604**
Financial income	19,698	10,507	20,655
Financial expense	43,428	38,213	26,516
Net financial income/(expense)	**-23,730**	**-27,706**	**-5,861**
INCOME BEFORE TAX	**-9,052**	**39,667**	**227,743**
Extraordinary income	10,050	19,533	5,253
Extraordinary expenses	43,367	13,081	8,003
NET EXTRAORDINARY INCOME/(EXPENSE)	**-33,317**	**6,452**	**-2,750**
Employee profit sharing	-	2,793	15,578
Corporate income tax	2,949	23,248	75,135
NET INCOME (before amortisation of goodwill)	**-45,318**	**20,078**	**134,280**
Amortisation of goodwill	39,789	96,747	13,266
Prior period adjustments, net of tax	7,389	32,701	
Total consolidated result	-92,496	-109,370	121,014
Minority interest	-454	-26	177
NET GROUP INCOME/(LOSS)	**-92,042**	**-109,344**	**120,837**
EARNINGS PER SHARE			
Number of ordinary shares	**114,441,715**	**93,634,131**	**91,716,381**
Basic earnings/(loss) per share	**-0.98**	**-1.18**	**1.32**
Diluted earnings/(loss) per share (1)	**-0.98**	**-1.18**	**1.31**

(1) calculated by the "share repurchase" method, on the basis of the average share price for the last month of the financial period.

8.1.3. Consolidated cash flow statement at 31st December 2003

(in € thousand)

	12/2003	12/2002	12/2001
Cash flow related to operations			
Net income of consolidated companies	-92,496	-109,370	121,024
Elimination of expenses and revenues with no impact on cash flow or not related to operations:			
- Amortisation and provisions	116,985	156,125	31,444
- Write-back of amortisations and provisions	-26,642	-10,208	-1,128
- Other expenses	-1,260	8,241	-144
- Changes in deferred taxes	-5,894	-9,949	-2,885
- Capital gains	2,398	791	204
Operating cash flows of consolidated companies	***-6,909***	***35,630***	***148,505***
Impact of exchange rate gains and losses on cash flow	***466***	***175***	***516***
Dividends received from companies accounted for by the equity method			
Change in financial expenses	-4,105	2,173	9,296
- Change in inventories	1,618	-246	-500
- Change in receivables	34,384	28,692	-74,039
- Change in debt	-16,853	-44,106	63,920
- Prepaid expenses and deferred income	4,296	-2,344	-1,826
- Transfers of deferred charges	-217	-99	-958
Changes in working capital requirements	***19,123***	***-15,930***	***-4,108***
Net cash flow generated by operations	**12,680**	**19,875**	**144,913**
Cash flow related to investment transactions			
Acquisitions of fixed assets	-22,910	-72,989	37,105
Sales of fixed assets	7,083	9,315	9,451
Impact of changes in the consolidation schedule and supplementary acquisition costs	-97,660	-142,719	-105,186
Net cash flow related to investment transactions	**-113,487**	**-206,393**	**-132,840**
Cash flow related to financing operations			
Dividends paid to shareholders of the parent company	-	-18,343	-12,696
Dividends paid to minority interests in consolidated companies	-21	-23	76
Repurchase of shares in the company	288	-9,040	-
Capital increases and other changes	145,766	12,284	-
Debt issues	92,946	129,255	25,140
Debt and loan repayments	-124,205	-27,842	-6,426
Net cash flow related to financing transactions	**114,774**	**86,291**	**16,260**
Change in cash position	**13,967**	**-100,227**	**28,333**
Cash at beginning of year	218,363	321,342	289,404
Cash at end of year	228,645	218,363	321,342
Impacts of movements in foreign currency exchange rates	-3,685	-2,752	3,605

8.2 Notes to the consolidated financial statements at 31st December 2003

8.21. Consolidation scope (note 1)

(in € thousand)

Company	Holding
ALTRAN TECHNOLOGIES holds, directly:	
ALPLOG SAS	99.40%
ALTIOR SAS	99.95%
Altran Estudios Servicios y Proyectos SL	100.00%
Altran Europe SA	99.84%
Altran Beteiligungs GmbH	100.00%
ALTRAN ITALIA	100.00%
Altran Scandinavia AB	100.00%
Altran Switzerland SA	100.00%
ALTRAN SYSTEMES D'INFORMATION SAS	99.99%
Altran UK Ltd	100.00%
ATLANTIDE SAS	99.25%
AXIEM SA	99.95%
SEGIME SAS	99.94%
LORE SAS	99.92%
C.G.S. EXECUTIVE SEARCH SARL	at the rate of 40.72% of the directly held shares and 59.28% indirectly held and through the intermediary of one of its subsidiaries
ACTISYS SAS	100.00%
CIRIEL SAS	99.83%
COGIX SAS	99.80%
DP CONSULTING SAS	99.96%
EGTM SAS	99.60%
ETHNOS SARL	100.00%
GERPI SAS	99.63%
ATLANTIDE GERPI OUEST SAS (ex GRENAT PART.)	99.98%
GRENAT SAS	99.89%
LOGIQUAL SAS	99.94%
PARTENAIRE SECURITE INFORMATIQUE SAS	98.58%
SIVAN CONSULTING SAS	99.91%
T. MIS CONSULTANTS SAS	99.94%
TRININFOR SAS	99.76%
IDEFI SAS	99.80%
EEC SAS	99.76%
ORTHODROME SAS	100.00%
ALTRAN INTERNATIONAL (ex ALT NETHERLANDS)	95.00%
NETARCHITECTS COMMUNICATION	100.00%
EDIFIS SA	100.00%

Company	Holding
NESS CONSULTING SAS - NESSWARE TECHNOLOGIES SARL - NESS OBJETS SARL	100.00% at the rate of 100% of share capital at the rate of 100% of share capital
DIOREM INTERACTIFS SAS (ex ALTERIX and DIOREM-INTERACTIFS)	100.00%
CERRI CONSULTING France SA	100.00%
2AD INGENIERIE SAS	100.00%
LITTLE France SAS	100.00%
ALTIAM SAS (ex DOMINIQUE MALSCH)	100.00%
ALTRAN TECHNOLOGIES indirectly holds equity, through its subsidiaries, in:	
ADENA TECHNOLOGIES SAS	99.82%
ALTAÎIR TECHNOLOGIES SAS	99.48%
ASKON Holding Gmbh (ex ALTRAN TECHNOLOGIE Gmbh)	100.00%
APOLOG SARL	100.00%
ASKON AERO Consulting Gmbh (ex Askon Beratungs GmbH)	100.00%
Concurrent Engineering Consulting SRL	100.00%
ENODIA SA	100.00%
DATACEP SAS	99.95%
ARIANE INGENIERIE SA	99.97%
De Valck Engineering SA	99.20%
ALTRAN AVENIR SARL (ex DELTA TA)	99.80%
ALTRAN INFORMATIQUE INFORMATIONS TECHNOLOGIES SAS	99.92%
CADIX SAS	99.94%
DP Europe SA	99.20%
EUROSPACE GmbH	100.00%
GENTECH SA	99.94%
High Integrity Systems Ltd	100.00%
NEWENG	100.00%
OSYS SAS	98.60%
REALIX TECHNOLOGIES SAS	99.98%
Software De Base	100.00%
ACTISYS SAS (groupe Datacep)	99.32%
STE Consulting SA	100.00%
Altran Technologies UK Ltd	100.00%
Altran Critical Systems Ltd	100.00%
Ysidro Ltd	100.00%
ISL Logistici SRL	100.00%
RSI Sistemi Spa	100.00%
Ekar Spa	100.00%

Company	Holding
DCE Holding - DCE Consultants BV - DCE Consultants NV - DCE Consultants Ltd - DCE Consultants Pte,Ltd	100.00% at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares
Praxis Critical Systems Ltd	100.00%
ACSIENCE SAS (ex-CERVIX)	100.00%
International Business Development Ltd	100.00%
DP Consulting Services Ltd	100.00%
Consulting Informatico Norma SA	100.00%
Aspect assessment Ltd	100.00%
Altran Portugal SGPS Lda	100.00%
Altran Luxembourg SA	100.00%
Altran Technologies Luxembourg SARL	100.00%
Berata GmbH	100.00%
Berata AG	98.00%
Berata SARL	100.00%
Altran Technologies Netherlands BV	100.00%
Altran Technologies (Switzerland) SA	100.00%
Teamworks Computer Software Engineering GmbH	100.00%
IXELOG SARL	100.00%
Broomco (1750) Ltd	100.00%
Gresham Bell Ltd	95.00%
CCS Technologies SRL	100.00%
Pool Consulting SRL	100.00%
Lore Luxembourg SARL	100.00%
Prisma Solucoes Informaticas SA	100.00%
Insert Sistemas SA	100.00%
Askon Consulting GmbH	100.00%
Altior Consultoria e Engenharia SA	100.00%
Advanced Systems Projects Spa	100.00%
MAP SAS	100.00%
Altran Belgium SA	100.00%
EXCELLIA SAS	100.00%
CORTICAL SAS	100.00%
Netarchitects Communications Europe SA (ex- Idefi Europe SA)	100.00%
Innovatica SA	100.00%
O&I : Organizzazione Informatica spa	100.00%
Groupe Cerri SA	100.00%
Cerri Consulting Suisse SA	100.00%
Teamworks CSE Ireland Ltd	100.00%

Company	Holding
Teamworks Europe SA	100.00%
HEMISPHERES SAS	100.00%
Intelligent Advisors S.L.U.	100.00%
Altran Technologies Inc	100.00%
FAGRO Consultancy B.V	100.00%
Cedati Spa	100.00%
Soluciones Informatica Estudios y Valoriciones	100.00%
ALTRAN DO BRASIL Ltda	100.00%
Tecnologica e Consultoria Brasileira SA	100.00%
Infolearn SA	100.00%
Altran USA Holding Inc	100.00%
Altran Corporation	100.00%
- ALTRAN CANADA INC	at the rate of 100% of shares
Altrantec Consultoria e Enghenharia Tecnologica Lda	100.00%
4 COM	100.00%
Altran USA Inc	100.00%
Desenho e Artes Ltda	60.00%
ENGENHARIA E TECHNOLOGIA DE SISTEMAS DE INFORMATICA	100.00%
De Simone & Osswald holding AG at the rate of 100% of shares and its subsidiaries: - D&O AG - D&O ZURICH AG - D&O SOLUTIONS AG - D&O CONSULTING AG - D&O BERLIN GMBH	100.00% at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares
IMNET France SAS	100.00%
Polen Informatica Ltda	100.00%
Consultrans SA	100.00%
Gyata management consulting BV	100.00%
Advanced Global Solutions SL (ex-AG Technology SL)	100.00%
SSCE SAS	100.00%
Transportes e Informatica SA	100.00%
ITBC SA	100.00%
Sentieri di Innovazione SRL	100.00%
Synetics Corporation - SYNECTICS INC - SYNECTICS LTD - SYNECTICS IRELAND LTD	 at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares
Network Centric Software SA	100.00%
Business process innovation BV at the rate of 100% of shares and its subsidiaries BIP and BAP at the rate of 100% of shares	100.00%
Cygnite Ltd	100.00%
Gosch Consulting GmbH	100.00%
ALGOPLUS SAS	100.00%
ALGONORM SARL	100.00%

Company	Holding
Consultran SARL	100.00%
The Johnsson Group Inc	100.00%
Sertec Soluciones Informaticas SA	100.00%
Soluciones y Plataformas Orientadas al Conocimiento SL	100.00%
Altran Consulting Solutions Inc	100.00%
TQM Consult Spa	100.00%
Control Solutions International Inc	100.00%
Info 93 SL - Info Medios de Pago - Idea - PDP - Info93 Training Center	100.00% at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares
Disseny de Sistemes i Desenvolupament SA	100.00%
DEMETER-SUTHERLAND - SUTHERLAND CONSULTING LTD - SUTHERLAND CONSULTING GMBH	100.00% at the rate of 100% of shares at the rate of 100% of shares
SIGMA Management Services SA	100.00%
City people Ltd - CITY CONSULTANTS	100.00% at the rate of 100% of shares
CONSIGNIT - CONSIGNIT LTD - CONSIGNIT I STOCKOLM AB - CONSIGNIT I MALMO AB	100.00% at the rate of 100% of shares at the rate of 100% of shares at the rate of 100% of shares
Athena Consulting	100.00%
E-Consult SA	100.00%
S2 SOLUCIONS SERVEIS INFORMATICAS	100.00%
Sertec International SL	100.00%
Global N - Software e Gestao SA at the rate of 100% of shares and its subsidiaries - N CUBO - N TECH	100.00% at the rate of 100% of shares at the rate of 100% of shares
Altran Ireland Ltd	100.00%
ALTRAN Holding SINGAPORE PTE LTD	100.00%
ALTRAN TECHNOLOGIES SINGAPORE PTE LTD	100.00%
Altran Consulting Systems Inc	100.00%
SEA Consulting Services Corporation	100.00%
Media Consultores de Ingenieria SL	100.00%
UBICA SOLUTIONS	100.00%
CHS Data Systems Gesellschaft für Systementwicklung und Beratung GmbH	100.00%
Imagitek Ltd	100.00%
Hilson Moran Partnership Ltd	100.00%
Little Dacee GmbH	99.76%
Arthur D. Little GmbH	100.00%
Arthur D. Little Austria GmbH	100.00%
CCL Acquisition Ltd	100.00%

Company	Holding
Cambridge Consultants Ltd	100.00%
Arthur D. Little Limited	100.00%
Lilla Bommen Consultants AB	100.00%
Arthur D. Little AB	100.00%
Whom AG	100.00%
Arthur D. Little Schweiz AG	100.00%
ADL holding Japan	100.00%
Arthur D Litttle Japan Inc	100.00%
Barnaz Holding 02 SL	98.26%
C-Quential SL	100.00%
LITTLE ACQUISITION CO KOREA Pte Ltd	100.00%
ARTHUR D. LITTLE SAS (ex C-QUENTIAL France SAS)	100.00%
ADL Spa	99.92%
Arthur D.Little Benelux NV	100.00%
Arthur D. Little Yuhan Hoesa	100.00%
ICEAC SA	100.00%
USM Endecar SA	100.00%
Arthur D. Little North America Inc	100.00%
Adventec SA	100.00%
Arthur D. Little Inc	100.00%
Coblenza Hispana de Sistemas SL (1)	100.00%
BERATA Paris Sarl (1)	100.00%
GMTS (1)	100.00%
AKTIVA V.I.P. HOLDING (1)	100.00%
BERATA Services GmbH (1)	100.00%
C-QUENTIAL Srl (1)	100.00%
Altran Technology Ireland Ltd (1)	99.62%
Altran Austria GmbH (1)	100.00%
Altran Technologies Austria GmbH (1)	100.00%
Altran Netherlands BV (1)	100.00%
C-Quential consulting GmbH (1)	100.00%

(1) included in the consolidation scope in the course of 2003.

All these companies were retained in the consolidation scope and consolidated according to the global consolidation method. Owing to a legal dispute, the DTS group has been removed from the consolidation scope since 1 July 2002 and recorded in the consolidated financial statements of the Altran group at the equity method valuation of the shares on the basis of the last situation reviewed at 30th June 2002.

8.2.2. Accounting principles and evaluation methods (note 2)

8.2.2.1. General principles and closing date of accounts (note 2.1.)

The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation N° 99-02 of the Accounting Regulations Committee (CRC), as approved on 22 nd June 1999.

All companies of the Group are fully consolidated on the basis of their financial statements for the financial year ended 31st December 2003, or on the basis of interim statements as at 31st December for subsidiaries closing their accounts on a different date (31st March, 30th June or 30th September).

8.2.2.2. Treatment of initial consolidation goodwill and supplementary acquisition costs (Earn-outs) (note 2.2.)

8.2.2.2.1. Goodwill (note 2.2.1.)

Initial acquisition goodwill is the difference between the cost of acquiring the shares in a newly consolidated company and the value of the equity on the date of acquisition. This initial goodwill is fully allocated to acquisition goodwill, in the absence of a goodwill valuation difference.

The cost of acquiring companies consists, in most cases, of a fixed amount paid upon acquisition, and of additio-nal variable amounts, calculated annually based on the evolution of profits of the acquired companies.

These additional amounts paid are usually calculated over a five-year period following the acquisition, and are added to the initial goodwill. They are amortised over the residual depreciable life of the initial goodwill.

The supplementary acquisition costs to be paid in 2004 for the 2003 results are entered as assets set against the "Payables to fixed assets" entry (§ 8.2.4.11.). Supplementary acquisition costs for future results constitute off-balance sheet commitments.

8.2.2.2.2. Amortisation of goodwill (note 2.2.2.)

Goodwill is amortised over thirty years using the straight-line method.

Goodwill may also be subject to an extraordinary amortisation expense, following reappraisal of the current valuation compared with the balance sheet expense when there is an indication of a loss in value. The indications of loss of value are based on an analysis of the 2002, 2003 financial years plus the estimate for 2004 and lead to a valuation test whenever a company:

- shows a loss over two of the three accounting years in question (maximum loss-of-value indication);
- shows a loss over one of the three accounting years in question;
- shows a profit over the three years but with a falling turnover over two of the three accounting years in question;
- shows a profit over the three years but with a falling turnover over one of the three accounting years in question (minimum loss-of-value indication).

If one of these indicators is present, the net book value is compared with the current market value, the latter corresponding to the higher value between the market value and the value in use.

In the absence of an available market value, a method using anticipated discounted cash flows after tax is used. These are calculated based on the following financial assumptions and conditions for operating forecasts:

- The cash flows used are based on the business plans available at the date of valuation for the relevant business unit, and are spread over an explicit period of five years;
- Beyond this period, a calculation is made of the terminal value corresponding to the capitalisation in perpetuity of the last cash flow of the initial period (with a perpetuity growth rate of 3%);
- The discount rate corresponds to a weighted average cost of capital after tax of 8.55%. The current values calculated in this way are reviewed by the management on a case by case basis in order to determine extraordinary amortisations.

8.2.2.3. Intangible fixed assets (note 2.3.)

8.2.2.3.1. Software and research and development expenses (note 2.3.1.)

- Software developed for internal or commercial use and research and development expenses are generally recorded as expenses. However, they may be recorded as assets provided that the conditions laid down by the general accounting plan are respected.

8.2.2.3.2. Other intangible fixed assets (note 2.3.2.)

Other intangible fixed assets include mainly trademarks, licences and patents acquired by the Group.

Trademarks acquired are accounted for at the cost of acquisition. They are not amortised following a value test carried out at the closure date.

8.2.2.4. Tangible fixed assets (note 2.4.)

Tangible fixed assets are valued at their acquisition cost and amortised using the straight-line method over their estimated economic lives.

The amortisation periods applied are as follows:

◦ Buildings	30 years
◦ Furnitures	10 years
◦ Computer and office equipment	4 years
◦ Office furniture	10 years

8.2.2.5. Marketable securities (note 2.5.)

Marketable securities are valued at purchase price and give rise to a provision if the market value is lower than the acquisition price.

8.2.2.6. Conversion of the financial statements of foreign companies (note 2.6.)

All balance sheet items expressed in foreign currencies are converted to euros at the current rate at the date of the closure of the accounts, with the exception of net equity which is kept at its historical value. Income statements expressed in foreign currencies are converted at the average annual exchange rate applied to all transactions. Exchange rate variations resulting from the application of these different rates are not included in the result of the period but are recorded directly to shareholders' equity in "Foreign exchange conversions".

Foreign exchange differences relating to monetary elements forming part of the net investment in foreign subsidiaries are recorded directly to shareholders' equity in "Foreign exchange conversions".

8.2.2.7. Valuation of accounts payable and receivable in foreign currencies (note 2.7.)

At the end of the financial year, non covered monetary balances expressed in foreign currencies are valued at the closure rate. Losses or profits resulting from the conversion of currency transactions are included in the income statements, with the exception of exchange differences relating to monetary elements forming part of the net investment in foreign subsidiaries.

8.2.2.8. Deferred taxes (note 2.8.)

Deferred taxes and their deficits carried forward are recorded on temporary differences between the book values of the assets and liabilities and their tax value, according to the variable deferral method.

Deferred tax assets are recognised in respect of tax loss carry forward when it is probable that these losses can be set off against future profits.

8.2.2.9. Revenue recognition (note 2.9.)

Revenues relate to services provided and equipment sold in connection with the main activities of the Group.

In the context of an overall contract, where the services provided are spread over at least two periods, the following rules are applied:

- determination and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract, or when observable in practice;
- existence of management or analytical accounting systems capable of specifying the percentage of completion, and of revising in the course of progress, the estimates of changes to expenses, profits and income.

Similarly, related expenses are recognised according to progress in the completion of the services being provided.

Services carried out that do not fall into the above-mentioned categories are recorded at the cost price in "Work in progress".

8.2.2.10. Net extraordinary income (note 2.10.)

Altran records transactions resulting from normal operation in net income, with the exception of extraordinary elements.

These include income and expenses resulting from events or transactions that are clearly distinct from the ordinary activities of the Group and which are unusual both in their amount and effect, or are not expected to recur frequently.

8.2.2.11. Prior period adjustments (note 2.11.)

In accordance with advice note No. 97-06 of the CNC, the prior period adjustments relating to the financial state-ments before 2003 are recorded in the income statement for the period in which the adjustment were discovered, in this case 2003. However, its impact after tax is disclosed on a separate line in the income statement entitled "Prior period adjustments".

Furthermore, it is disclosed in the "Significant event for the year" section (§ 8.2.3.), with the nature of the adjustments accompanied by a restated income statement in simplified form.

8.2.2.12. Pensions (note 2.12.)

The constitution of retirement provisions for employees of the Group has been carried out in accordance with the laws and practices of the countries in which the Group operates. The pension schemes in question are essentially defined benefit plans based on defined contributions.

For certain entities acquired in 2002 in the UK, Germany and Asia, employees have a defined benefit retirement scheme covered by assets managed by third parties or kept by the company. This treatment results, where appropriate, in the recording of retirement pension commitments as assets or liabilities in the balance. The charges are accounted for in the income statement for the period in which they are made.

8.2.3. Significant events during the year (note 3)

8.2.3.1. Increase of capital by cash contribution (note 3.1.)

On 23rd December 2003, the group made a capital increase in cash of €149.8 million, represented by 20,807,584 new shares issued at the unit price of €7.20 with maintenance of the shareholders' preferential subscription right.

Following this capital increase, the number of shares making up the authorised capital of Altran Technologies comes to 114,441,715. All of the new shares were admitted for trading on the First Market of Euronext Paris SA as from 23rd December 2003, on the same line as the old shares.

8.2.3.2. Signature of factoring agreements (note 3.2.)

The group has signed agreements with five factoring companies opening credit lines worth over €160 million. At 31st December 2003, financing to the tune of €114.9 million had been obtained; the objective for 2004 is €150 to €170 million.

The transfers of accounts payable relating to factoring are classified as debts in the consolidated financial statements in accordance with the principle for the assignment of accounts payable at 30th June 2002 (€25.2 million, zero at 31st December 2002).

Their impact on the accounts at 31st December 2003 is as follows:

(in € thousand)

	ASSETS		LIABILITIES
Clients and accounts receivable	138,543	**Financial debt**	114,989
Cash and cash equivalents	(23,554)		
TOTAL	114,989	TOTAL	114,989

8.2.3.3. Assignment of shares held by the group / Equity swap operation (note 3.3.)

In December 2000 the group acquired the shares of a listed foreign company for a total value of €7.6 million and 114,000 of its own shares between 12th and 19th December 2000 at an average price of €79.3 euros. These operations were carried out with the aim of taking control of this listed foreign company, particularly by means of stock exchange.

This acquisition was not completed, but the shares acquired were retained via an off-balance sheet equity swap commitment, not disclosed in either the financial statements for 2001 or the half-year financial statements at 30th June 2002. This equity swap was concluded with a financial institution on 29th June 2001. On 18th March 2003, the equity swap was closed out by the sale of the Altran shares at an average price of €2.52 and the shares of the listed foreign company.

8.2.3.4. Pro forma information (note 3.4.)

In the preparation of the 2003 accounts, the review conducted on a foreign subsidiary brought to light errors concerning previous financial years.

Similarly at 31st December 2002, the impact of these adjustments was accounted for net of tax under the heading "Prior period adjustments" in the income statement for 2003, and breaks down as follows:

(in € thousand)

Revenues	(8,649)
Deferred taxes	1,260
Total error adjustment	(7,389)

The amounts for the main balance sheet and income statement headings at 31st December 2002, before and after adjustments, are shown below in comparison with those at 31st December 2003.

(in € thousand)

	2002 published	2002 restated	2003
Revenues	1,372,862	1,364,213	1,337,761
Operating income	67,373	58,724	14,678
Net financial income (expense)	-27,706	-27,706	-23,730
Net extraordinary income	6,452	6,452	-33,317
Deferred tax	9,949	11,209	5,894
Net income before amortisation	20,078	12,689	-45,318
Amortisation of goodwill	-96,747	-96,747	-39,789
Prior period adjustments	-32,701	-32,701	-7,389
Net group income	-109,344	-116,733	-92,042
Group shareholders' equity	250,365	242,979	303,564
Earnings per share - basic: - diluted:	 -1.18 -1.18	 - -	 -0.98 -0.98
Adjusted earnings per share - basic adjusted: - diluted adjusted:	 -0.83 -0.83	 -1.26 -1.26	 -0.90 -0.90

8.2.4. Notes to the balance sheet and income statement (note 4)

8.2.4.1. Impact of the entries in the consolidation scope (note 4.1.)

The following companies entered the consolidation scope in the course of the 2003 financial year and were consolidated according to the global consolidation method as from their actual date of entry in the group or the date of effective takeover:

- ALTRAN TECH IRELAND at the rate of 94,63% of the shares
- ALTRAN AUSTRIA at the rate of 95% of the shares
- ALTRAN TECH AUSTRIA at the rate of 95% of the shares
- ALTRAN NETHERLAND at the rate of 95% of the shares
- CQ CONSULTING Gmbh at the rate of 99.76% of the shares
- C QUENTIAL SRL at the rate of 99.92% of the shares
- CHS ESPANA at the rate of 100% of the shares
- BERATA PARIS at the rate of 100% of the shares
- BERATA SERVICES Gmbh at the rate of 100% of the shares
- GMTS at the rate of 100% of the shares
- AKTIVA V.I.P. HOLDING at the rate of 95% of the shares

The impact of these entries in the consolidation schedule (for the most part concerning creations of companies) is as follows at 31st December 2003:

(in € thousand)

ASSETS		LIABILITIES	
Fixed assets	4,597	**Provisions**	502
Receivables	1,762	**Loans and borrowings**	2,782
Cash and cash equivalents	126,370	**Other payables**	4,114

(in € thousand)

INCOME STATEMENT	
Revenues	4,327
Operating income	(888)
Net income before amortisation of goodwill	(1,294)

At 30th June 2003, a 5% interest percentage adjustment was made to ALTRAN INTERNATIONAL which is 95% held by the group. The impact of this adjustment on the group's result for the period comes -€1,685 million.

The impact year by year on the group's result breaks down as follows:

(in € thousand)

Year	1997	1998	1999	2000	2001	2002	TOTAL
Impact on group result	-110	-82	-607	-595	-626	335	-1,685

Altran International BV was created in 1997. It was originally 100% held by Altran Technologies SA; in the same year 5% was sold to a physical person, a former office holder of the group. Altran Technologies financed its subsidiary through a partners' current account in order to carry through a certain number of international acquisitions and to secure the cash requirements linked to operating these companies. Altran International BV is thus the parent company of the holding countries covering:

- the Netherlands
- Belgium (except Altran Europe)
- Luxembourg
- Austria
- Ireland
- Portugal
- Brazil
- the USA
- Asia

Altran International BV also holds the Arthur D. Little trademark.

8.2.4.2. Intangible fixed assets (note 4.2.)

(in € thousand)

	Value at 1st January 2003	Increases in the year	Decreases in the year	Changes in consolidation schedule	Exchange rate changes	Value at 31st December 2003
Intangible fixed assets	80,593	14,789	-2,497	1,749	-885	93,749
Amortisations	13,811	8,541	-1,398	1,675	-239	22,390
Net values	66,782	6,248	-1,099	74	-647	71,359

These intangible fixed assets consist principally of:

- goodwill (gross value: €33,417 thousand);
- software and licences (gross value: €17,353 thousand);
- the value of the Arthur D. Little trademark (gross value: €31,968 thousand): the decrease in value corresponds to allowance for the reduction of the acquisition cost of the Arthur D. Little group);
- research and development costs recorded as fixed assets (net value: €1,593 thousand). These costs are amortised using the straight-line method over an average period of three years.

8.2.4.3. Changes in acquisition goodwill and amortisation (note 4.3.)

(in € thousand)

	Value at 1st January 2003	Increase in the year	Decrease in the year	Withdrawals in the year	Foreign exchange conversion	Other movements	Value at 31st December 2003
Gross acquisition goodwill	654,741	39,541	-13,983	-	-3,609	-43,124	633,566
Amortisation	68,660	19,432	-	-	-13	-2,131	85,948
Extraordinary amortisation	76,418	18,410	-	-	-	-10,000	84,828
Net acquisition goodwill	509,663	1,699	-13,983	0	-3,596	-30,993	462,790

The increase of gross acquisition goodwill may be explained by the following:

- supplementary expenses on the acquisitions of previous years for the amount of €20,258 thousand;
- acquisition goodwill on subsidiaries entered in 2003 for €4,537 thousand;
- goodwill adjustments on companies entered in 2002 for €14,746 thousand.

The group adjusted the fair value of assets and liabilities at the date of acquisition in compliance with the terms set out in article 2110 of Regulation 99-02.

The decrease of the financial year corresponds to the supplementary expense estimate readjustments concerning 2002 paid over 2003 for €13,983 thousand.

The other movements concern the reclassification of goodwill at the opening of DTS as long-term securities.

Linear amortisation expense of goodwill came to €19.4 million in 2003. Extraordinary amortisation was also recorded for €34.8 million including €14.4 million concerning the integral amortisation of goodwill on DTS which were carried over to extraordinary net income.

Extraordinary amortisation concerned 8 subsidiaries (excluding DTS) whose net book value before extraordinary amortisation of goodwill for 2003 comes to €31.4 million; three of these companies were integrally amortised.

8.2.4.4. Tangible fixed assets (note 4.4.)

(in € thousand)

	Value at 1st January 2003	Increases in the year	Decreases in the year	Changes in consolidation schedule	Exchange rate changes	Value at 31st December 2003
Tangible fixed assets	117,294	8,648	-9,043	239	-3,616	113,523
Amortisations	61,529	13,628	-5,533	156	-2,039	67,741
Net values	55,765	-4,979	-3,511	84	-1,578	45,782

8.2.4.5. Financial fixed assets (note 4.5.)

(in € thousand)

	2003			2002		
	Gross value	Provisions	Net value	Gross value	Provisions	Net value
Long-term investments	38,280	17,901	20,379	8,844	1,279	7,565
Other investments	6,548	411	6,137	7,436	498	6,938
Other financial assets	31,818	2,030	29,788	31,408	2,406	29,002
TOTAL	**76,646**	**20,342**	**56,304**	47,688	4,183	43,505

The major elements included in "Shares in group companies" at 31st December 2003 are as follows:

	% of holding 2002	Net value 2002	% of holding 2003	Net value 2003
BelNedLux SA			20%	12
Little Acquisition Co Hong Kong and Little acquisition Co Singapore	15%	1,724	15%	1,637
Little Do Brasil	15%	1,743	15%	1,484
Groupe DTS (1)	100%	3,096	100%	16,587
TOTAL		6,563		**19,720**

(1) The DTS shares frozen at their equivalence value at 30th June 2002 were 100% provisioned and the net value of €16,587 thousand at 31st December 2003 of the net goodwill of the debt on shares was reclassified to this post. The depreciation recorded over the financial year for the amount of €17,502 thousand is entered in extraordinary net income.

The other financial assets mainly comprise long-term assets related to pension funds, as well as loans, deposits and guarantees.

8.2.4.6. Receivables (note 4.6.)

Maturities of accounts receivable

(in € thousand)

	Gross amount	Less than 1 year	1 to 5 years	More than 5 years
Advance payments to suppliers	1,631	1,631		
Trade notes and accounts receivable	400,501	400,501		
Other receivables	129,104	108,286	10,767	10,051
TOTAL	531,236	510,418	10,767	10,051

Receivables maturing at more than 1 year correspond to carry-back receivables.

8.2.4.7. Marketable securities (note 4.7.)

Market value of marketable securities at 31st December 2003 comes to €111,204 thousand, compared to a net book value of €111,176 thousand.

These marketable securities consist for the most part of monetary mutual funds and treasury notes.

8.2.4.8. Changes in consolidated shareholders' equity (note 4.8.)

(in € thousand)

	Capital	Premiums	Consolidated reserves	Net income for financial year	Exchange rate gains/losses	Total shareholders' equity
Shareholders' equity (group part) at 31st December 2001	**45,858**	**9,106**	**206,237**	**120,837**	**-1,860**	**380,178**
Increase in capital	959	11,355	-	-	-	12,314
Shares in holding company	-	-	-9,040	-	-	-9,040
Allocation of 2001 net income	-	-	120,837	-120,837	-	-
Dividends paid	-	-	-18,343	-	-	-18,343
Consolidated loss in 2002	-	-	-	-109,344	-	-109,344
Changes in exchange rate gains/(losses)	-	-	-	-	-5,452	-5,452
Other movements	-	-	52	-	-	52
Shareholders' equity (group part) at 31st December 2002	**46,817**	**20,461**	**299,743**	**-109,344**	**-7,312**	**250,365**
Increase in capital	10,404	135,523	-	-	-	145,927
Shares in holding company	-	-	2,913	-	-	2,913
Allocation of 2002 net income	-	-	-109,344	109,344	-	-
Dividends paid	-	-	0	-	-	-
Consolidated loss in 2003	-	-	-	-92,043	-	-92,043
Changes in exchange rate gains/(losses)	-	-	-	-	-3,716	-3,716
Other movements	-	-	118	-	-	118
Shareholders' equity (group part) at 31st December 2003	**57,221**	**155,984**	**193,430**	**-92,043**	**-11,028**	**303,564**

Increase of capital

The increase of €145,927 thousand in the Capital and Premium lines is the result of capital increase in cash operation of 23rd December 2003 with maintenance of the preferential subscription right.

The capital thus increases from €46,817 thousand to €57,221 thousand through the creation of 20,807,584 new shares, bringing the total number of shares making up the capital to 114,441,715. The costs relating to this operation were deducted from the premium for the pre-tax amount of €3,887 thousand.

Transfer of shares held by the group/equity swap operation

Impact of the unwinding of the equity swap on the income statement:

This operation generated a loss impacting the financial result, breaking down into a loss on the shares of the foreign company and carrying costs for the equity swap concerning the shares of the foreign company and the Altran shares directly held:

	2001	2002	Accum. end 2002	31/12/03	Accum. 31/12/03
Impact on income/(loss) before tax	-5,342	-1,523	-6,865	-53	-6,918
Carrying costs	0	-1,262	-1,262	-171	-1,433
Impact on corporate income tax	1,602	826	2,428	67	2,495
Impact on net income	-3,740	-1,959	-5,699	-157	-5,856

Impact of the unwinding of the equity swap on the shareholders' equity:

In the case of the Altran Technologies shares bought and held by a subsidiary on behalf of the group, it was inap-propriate to record these as marketable securities in the balance sheet at 31st December 2000 as this does not take into account either the reason for holding the Altran Technologies shares (remuneration of an acquisition by stock exchange offer) or the fact that the operation was carried out by one of the group's entities acting in the name of, and on behalf of Altran Technologies.

On learning of the exact nature of the transaction when the accounts were closed at 31st December 2002, the group corrected the initial marketable securities error in its accounts and then proceeded to the accounting treatment recommended by article 271 of CRC regulation 99-02 concerning the shares directly held, by reducing the consolidated shareholders' equity.

Shares directly held were reclassified as equity investments in application of article 271 of CRC regulation 99-02 since the in-substance analysis of the operation leads to the conclusion that Altran held the shares economically at 31 st December 2002, in compliance with article 300 of CRC regulation 99-02, giving priority to the reality of an operation (its substance) over its appearance, and details of whose application are reiterated in the COB/CB recommendation for the closure of the 2002 accounts and relating to operations removing shares from the consolidation scope.

By virtue of this classification, and in application of article 271 of CRC regulation 99-02 on the consolidated accounts, the group's consolidated shareholders' equity should have been reduced, as from the closure of the 2000 financial year, by the amount of the shares held, i.e. €9.040 million.

Entered in the accounts at 31st December 2002, this adjustment has a negative impact on the group's consolidated shareholders' equity of €9.040 million.

The impact on the shareholders' equity breaks down as follows:

	31/12/02	31/12/03	Variation
Cancellation of directly held shares	(9,040)		
Total loss		(8,752)	
Tax impact		2,625	
TOTAL	(9,040)	**(6,127)**	2,913

The change in shareholders' equity of €2.913 million at 31st December 2003 may be analysed as follows:

- Value of sales of treasury shares: €0.288 million;
- Positive tax impact : €2.625 million.

Unrealised losses identified on these shares came to €3.254 million at 31st December 2001 and €8.065 million at 31st December 2002. These unrealised losses have no incidence on the lesser amount of shareholders' equity attributed. At 31st December 2003, the loss observed in shareholders' equity amounted to €8.752 million.

As a rough guide, if the operation had been entered in the accounts according to its legal appearance (accounting of a derivative product), the impact on the consolidated income would have been as follows:

	31/12/02	Accum. end 2002	31/12/03	Accum. 31/12/03
Impact on pre-tax income	-3,254	-4,811	-8,065	-8,752
Impact on corporate income tax	976	1,443	2,419	2,625
Impact on net income	-2,278	-3,368	-5,646	-6,127

8.2.4.9. Provisions for risks and charges (note 4.9.)

(in € thousand)

	2003	2002
Provisions for risks and charges	91,779	42,703
Negative goodwill	6,518	8,448
Provision for negative deferred tax	4,883	11,928
TOTAL	**103,180**	63,079

(in € thousand)

	Value at 1st January 2003	Provisions of financial year	Write-backs of financial year (used)	Write-backs of financial year (not used)	Changes in consolidation schedule	Foreign exchange conversions	Other movements	Value at 31st December 2003
Provisions for pensions	14,090	5,048	393	0		-1,964	22,334	39,115
Provisions for risks	14,930	21,348	2,617	55	383	-1,494	15	32,510
Provisions for charges	13,685	5,818	3,213	23		-36	3,924	20,155
TOTAL	42,704	32,214	6,223	78	383	-3,494	26,273	91,779

At 31st December 2003, the principal components of provisions for risks are as follows:

(in € thousand)

	2003
Social and tax risks	27,986
Client litigation	1,826
Other risks	2,698
TOTAL PROVISIONS FOR RISKS	**32,510**

Provisions for restructuring charges come to €18,595 thousand for a total of provisions for charges of €20,155 thousand.

The non-used provision write-backs concerning risks and charges provided for during the acquisition of companies, and realised during the allocation of the fair value of assets and liabilities, do not constitute an income of the financial year and are thus deducted from the goodwill relating to these companies.

The Arthur D. Little companies acquired in 2002 in the United Kingdom, Germany and Asia contribute to the total of provisions for retirement commitments.

This balance includes the sum of €27,693 thousand constituting a complementary provision attached to the period prior to the acquisition of these companies, of which a part estimated at €10,358 thousand could lead to a disbursement in 2004. The counterpart of this acquired liability is an increase for an equivalent amount of the goodwill and therefore does not have an impact on the income of the financial year. This complementary provision was made at the request of the pension fund managers on the basis of actuarial estimates. However, the group disputes the valuation method adopted the manager of one of the funds in question.

8.2.4.10. Financial debts and liabilities (note 4.10.)

(in € thousand)

	Value at 1st January 2003	New debts during financial year	Repayme during financial year	Changes in consolidation schedule	Foreign exchange conversions	Other movements	Value at 31st December 2003
Convertible bond loans	430,553		74,883				355,670
Interest incurred on bond loans	15,697	12,448	15,697				12,448
Loans with credit establishments	159,002	120,678	55,955		(990)	(4,015)	218,718
Other long-term debts	41,547	7,061	25,417	4	(131)	416	23,480
TOTAL	646,799	140,187	171,952	4	(1,121)	(3,599)	610,318

The due dates of the debts registered in the balance sheet at 31st December 2003 are as follows:

(in € thousand)

	Total	Less than 1 year	1 to 5 years	More than 5 years
Convertible bond loan	368,118	12,448	355,670	0
Bank loans	218,718	145,797	60,089	12,832
Special profit-sharing reserve	20,283	2,204	18,079	0
Others	3,198	236	1,673	1,289
TOTAL	610,318	160,686	435,511	14,121

The convertible bond loan becomes due on 1st January 2005.

Available cash stands at €228,645 thousand (€228,608 thousand net of depreciation). The debts were contracted in currencies not forming part of the Euro zone as follows:

(in € thousand)

Euro zone	606,290
Outside Euro zone	4,028

Most of the debts with credit establishments were contracted at variable interest rates for the most part indexed on the EURIBOR or EONIA reference rates.

Convertible bond issue

In July 2000, Altran Technologies issued a convertible bond with the option of conversion into new shares and/or exchange for existing shares for the amount of €448,500 thousand, consisting of 1,725,000 bonds with a par value of €260 (giving right to the subscription of 5,175,000 shares at €86.67 following the multiplication by three of the number of shares on 2nd January 2001), and for a duration of 4 years and 158 days.

The bonds bear a coupon of 3.50 % per annum, with accrued interest payable on 1st January of each year.

The conversion into shares by the bondholders may be undertaken at any time from 26th July 2000.

No bonds were converted into shares in 2003.

The group has also repurchased 288,012 convertible bonds, the cancellation of which has generated an extraordi-nary gross profit of €834 thousand.

Medium-term credit lines

Altran has reached an agreement with its bankers to secure complete access to credit lines representing €152.9 million at 31st December 2004 with maturity dates stretching to 2009, including €2.2 million on the foreign subsidiaries and €150.6 million signed with the following three banks:

- Crédit Agricole d'Île-de-France agreed to maintain its two existing credit lines scheduled to end in 2009. These two lines globally represented €84.5 million at 31st December 2003 and, taking their depreciation into account, €70.6 million at 31st December 2004;
- BNP Paribas and Société Générale agreed to establish two new credit lines for the amount of €40 million each, in the place of the current lines. These two lines mature in December 2009 and are redeemable by constant six-monthly instalments starting from the first withdrawal.

All of these credit lines would become due if failed to respect the maximum financial ratios given in the table below:

	31/12/2004	31/12/2005	31/12/2006	31/12/2007	31/12/2008
Net debt / equity	1.0	1.0	1.0	1.0	1.0
Net debt / Ebitda	4.0	3.5	3	2.5	2.5

It being understood that Ebitda corresponds to Earnings Before Interest, Taxes, Depreciation, and Amortisation.

At 31st December 2003, the group's financial ratios were:

Net financial debt / equity	1.1
Net financial debt / Ebitda before participation	7.1

The amount of credit lines used at 31st December 2003 and not concerned by an anticipated repayment request in 2003 comes to €90.2 million.

These credit lines are currently in the process of being finalised, and a possible limitation concerning deconsolidating structures, a cross-default clause, possible limitations on acquisitions before repayment of Océanes and possible pledges on securities remain to be negotiated with the banks. The Company will disclose the main elements of these loan agreements to the market as soon as they are finalised.

The company is not required to respect other significant covenants on the credit lines used.

The depreciation of the group's medium-term credit lines is given in the table below:

	June 04	Dec.04	June 05	Dec.05	June 06	Dec.06	June 07	Dec.07	June 08	Dec.08	June 09	Dec.09
Cadif fixed rate	22,614	20,632	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,563	0	0
Cadif variable	55,000	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	0
BNPP variable	0	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
S.G. variable	0	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
TOTAL	77,614	150,632	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,563	13,000	0

8.2.4.11. Maturity of other accounts payable (note 4.11.)

(in € thousand)

	Gross amount	Less than 1 year	1 to 5 years	More than 5 years
Trade accounts payable	57,591	57,591	-	
Taxes and social charges	244,341	238,132	-	6,209
Payables related to fixed assets	37,800	37,800	-	-
Other liabilities	10,813	10,813	-	-
TOTAL	350,545	344,336	-	6,209

Payables related to fixed assets correspond to debts payable relating to the acquisition of tangible and intangible fixed assets (€654 thousand) and to payables for shares and supplementary purchase costs to be paid (€37,146 thousand).

Payables for shares include €16.5 million in additional purchase costs accounted for in 2001 concerning the DTS Group. These are subject to a legal dispute.

Social charges with a due date of more than 5 years concern employee profit sharing for the 2003 financial year.

8.2.4.12. Information on the sector (note 4.12.)

Revenues are generated:

in France	€637,570 thousand
outside France	€700,191 thousand

They relate almost entirely to the delivery of services by the Group in its sole line of business consultancy.

The breakdown of revenues by geographical area, in accordance with the internal organisational structure of the group, is as follows:

	2003		2002	
	Revenues	% Revenues	Revenues	% Revenues
France	658,574	49.2%	660,073	48.0%
Italy	121,975	9.1%	123,157	9.0%
Spain	108,656	8.1%	118,400	8.6%
Germany	112,992	8.5%	105,708	7.7%
Great Britain	88,204	6.6%	86,028	6.2%
Switzerland	45,411	3.4%	55,039	4.0%
Benelux	91,498	6.8%	98,622	7.2%
USA	38,512	2.9%	39,495	2.9%
Sweden	22,619	1.7%	21,488	1.7%
Austria	10,033	0.8%	8,787	0.6%
Brazil	11,264	0.8%	24,263	1.8%
Portugal	15,303	1.1%	15,035	1.1%
Others	12,720	1.0%	16,767	1.2%
TOTAL	**1,337,761**	**100.0%**	1,372,862	100.0%

8.2.4.13. Income statement (note 4.13.)

8.2.4.13.1. Purchases and external expenses (note 4.13.1)

(in € thousand)

	2003	2002
Purchases		
Equipment	5,195	5,912
Other	3,239	2,851
Total purchases	**8,435**	**8,763**

	2003	2002
External expenses		
Subcontracting	67,445	72,781
Office rentals	42,433	40,159
Travel expenses	66,692	66,713
Professional fees	30,076	23 273
Other	77,991	78 485
Total external expenses	**284,637**	**281,411**

8.2.4.13.2. Net financial income / (expense) (note 4.13.2.)

	2003	2002
Net foreign exchange gain / (loss)	-2,884	-3,690
Interest convertible bond	-14,978	-15,540
Bank interest and other finance charges	-5,233	-7,222
Depreciation provision charge	-179	-4,600
Income from investments	3,264	4,278
Other net financial income and expenses	-3,720	-932
Net financial income / (expense)	**-23,730**	**-27,706**

8.2.4.13.3. Net extraordinary income / (expense) (note 4.13.3.)

	2003	2002
Net income / (expense) from fixed asset disposals	-2,397	-790
Net income/ (expense) from management operations	-2,872	836
Net provision income / (expenses)	-30,340	-1,796
Miscellaneous net extraordinary income/ (expense)	2,292	8,202
Net extraordinary income / (expense)	**-33,317**	**6,452**

The extraordinary income and expense in particular includes:

- provisions for risks on litigation for the amount of €4,503 thousand;
- depreciation of DTS shares and goodwill for €17,502 thousand;
- a provision for tax risk of €8,913 thousand;
- a profit of €834 thousand generated by the cancellation of repurchased convertible bonds.

8.2.4.13.4.. Employee profit sharing (note 4.13.4.)

In compliance with regulation No. 99-02 of the CRC, employee profit sharing is presented in personnel charges as from 2003. The information for the 2002 and 2001 financial years has been restated accordingly.

Impact on the presentation of the income statement may be summarised as follows:

	2003	2002	2001
Personnel charges excluding employee profit sharing	976,643	957,052	771,811
Employee profit sharing	6,209	2,793	15,578
TOTAL	**982,852**	959,845	787,389
Operating income before employee profit sharing	20,887	67,373	233,604
Operating income after employee profit sharing	14,678	64,580	218,026

8.2.4.14. Corporate income tax (note 4.14.)

(in € thousand)

Corporate income tax charged	- 25,183
- reduced by net deferred tax assets	5,894
- carry-back	15,858
- and by training and research tax credits	482
TOTAL	**- 2 949**

Provisions for deferred tax liabilities (€4,882 thousand) and deferred tax assets, recorded in other accounts receivable (€46,461 thousand), relate to deferred taxes calculated with regard to:

- Timing differences, associated mainly with employee profit sharing, social security charges and expenses spread over several years;
- tax loss are carry forward where the offset against future profits is considered likely. These unused tax losses represent a potential tax saving of €14,686 thousand.

The difference between corporate income tax charged and the standard tax calculated by applying the rate of French tax is explained as follows:

(in € thousand)

Theoretical income tax at the parent company rate of (34.33%)	14,545
- Unused tax losses available to be carried forward	- 19,256
- Differences in tax rates in countries other than France	278
- Other permanent differences	1,484
Effective tax charge	- 2,949
Effective tax rate	- 7.0 %

(in € thousand)

Detail of deferred tax	
Temporary timing differences	1,101
Tax deficits and losses of financial year	14,686
Consolidation restatement	- 8,746
Deferred tax	- 1,147
TOTAL	**5,894**

8.2.5. Other financial information (note 5)

8.2.5.1. Stock subscription options (note 5.1.)

The Extraordinary Shareholders' Meeting of 26th June 1996 authorised the Board of Directors to offer stock options to the Group's employees. The main features of the stock option plans operating in 2003 are as follows:

Stock option plans	Plan 1999	Plan 2000	Plan 2001	Plan 2003	Plan 2003
Date of General Meeting	26th June 1996	26th June 1996	17th June 1999	17th June 1999	17th June 1999
Date of Board Meeting	26th April 1999	11th April 2000	10th October 2001	11th March 2003	24th June 2003
Number of shares that may be subscribed	2,405,838	845,792	642,880	3,948,993	336,191
Of which office holders	124,880	67,242	-	186,785	-
Of which number of shares that may be subscribed by the 10 largest recipients	324,899	144,892	85,708	932,855	106,734
Date from which options can be exercised	1st July 2003	1st July 2004	10th October 2005	12th March 2007	25th June 2007
Expiry date	26th April 2004	11th April 2005	10th October 2006	11th March 2011	24th June 2008
Subscription price (in €)	23.95	76.20	39.34	2.97	6.73
Number of shares subscribed	0	0	0	0	0

At 31st December 2003, the number of stock options granted in prior periods and not exercised at this date, after the three-for-one stock split on 2nd January 2001, was 3,894,510, and these give holders the right to the same number of shares. No option was raised in 2003 on a possible subscription of 2,405,838 with regard to the 1999 plan. In 2003, employees of the Altran Technologies group were granted two plans for a total number of 4,285,184 shares.

Following the capital increase in cash with maintenance of the preferential subscription right of 23rd December 2003, the striking prices of the different stock-option plans were adjusted in order to take into account the issue of 20.8 million new shares.

Adjustments to the stock option subscription plans following the increase of capital of 23rd December 2003:

(in euros)

Plan	Strike Price	Adjusted strike price	Number of options	Adjusted number of options
Plan 1999	25.56	23.95	2,254,050	2,405,838
Plan 2000	81.33	76.20	792,429	845,792
Plan 2001	41.99	39.34	602,319	642,880
Plan of 11th March 2003	3.17	2.97	3,699,845	3,948,993
Plan of 24th June 2003	7.18	6.73	314,980	336,191

8.2.5.2. Commitments in relation to the retirement of employees (note 5.2.)

Given the average age of employees (31 years), the calculation of commitments for lump-sum payments on retirement results in an amount that is not considered material.

8.2.5.3. Other off-balance sheet commitments (note 5.3.)

Commercial and bank commitments at 31st December 2003 are summarised in the following table:

(in € thousand)

	Total 31/12/03	Less than 1 year	1 to 5 years	More than 5 years	Total 31.12.02
Commitments given:					
- performance bonds and guarantees	36,735	15,334	13,630	7,772	52,443
- debts guaranteed by tangible securities	4,210	4,210	-	-	0
- discounted notes not yet matured	0	-	-	-	1,102
- capital leasing commitments	156	110	46	0	658
- no-competition clause for former employees	2,830	969	1,861	-	0
- equity holdings: Additional purchase price consideration varying according to acquired companies future earnings usually paid over a five-year period	cf.§ 8.2.5.8				cf.§ 8.2.5.8
Commitments received:					
- performance bonds and guarantees	3,407	-	-	-	303

Purchase and sale options of securities on the following companies were also granted to the group and remained unexercised at 31st December 2003:

- Consultores C.A. (Venezuela), 15% held;
- Little Brasil Participações SC Ltda (Brazil), 15% held;
- Little Acquisition Co. Hong Kong Pte Ltd (Hong Kong), 15% held;
- Little Acquisition Co. Singapore Pte Ltd (Singapore), 15% held.

At 31st December 2002, an off-balance sheet commitment concerned the acquisition of the shares of the Aktiva VIP holding sub-group as part of the acquisition in 2002 of the Arthur D. Little group. The acquisition went through in March 2003. This sub-group was consequently included in the consolidation schedule as from 1st January 2003. At the time of this first consolidation, the group registered a goodwill of €1,566 thousand. This inclusion has no significant impact on the balance sheet or the income statement.

As part of the Group's 100% holding in the capital of Control Solutions International (C.S.I.), the Group held a purchase option which it exercised in September 2003, enabling it acquire 100% of the shares of Control Solutions International of California Inc. The acquisition price for these shares was fixed at 10 Dollar.

8.2.5.4. Information on current litigation (note 5.4.)

Altran Technologies invoices most of its services in function of the time spent by its consultants. In the exercise of its activities the group may be subject to legal action in the social or other spheres. Whenever the group identifies a risk, a prudent provision is made on the advice of its legal advisers.

Significant litigation:

- The group is involved in a dispute with one of its subsidiaries, DTS, on the amount of earn-out to be paid for the 2001 financial year. This legal dispute is currently under arbitration and concerns the sum of $20.9 million (€16.5 million). This amount has been entered in the accounts as payables against fixed assets.
- DCE Holding BV has received tax demands following a tax inspection by the Dutch tax authorities. These demands are being contested by the group.

  A provision has been made for this litigation in the accounts at 31st December 2003.
- Three of the group's companies are also in dispute with Ilyad Value. The group is claiming from Ilyad Value the balance of €3.5 million due in relation to consultancy and training modules sold to Ilyad Value in 2001. The receivable held in the group's books for Ilyad Value has been fully provisioned. Ilyad Value is counter-claiming repayment of amounts it paid to the group, increased by late interest payments. The group considers, on the advice of its advisors, that the claim of Ilyad Value is groundless. It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran Technologies and Ilyad Value at the end of 2001. The group has no knowledge of these proceedings.
- Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the group in 2002 (Altiam), summoned Altran Technologies on a commercial court, claiming the sum of €10 million in damages. This claim is based on the loss of possible earn-out payments over the remaining period. Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the group's claim amounts to €6 million. A provision for this litigation was made in the accounts at 31st December 2003.
- In August 2001, the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court, claiming about €2.3 million in damages. This action was prompted by the group's decision, in June 2001, not to take a stake in the ECG capital. ECG consi-dered this to be an unjustified decision for which Altran Technologies may be held liable.

  The procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

  The procedure is still ongoing and no definitive decision has as yet been made.

  In addition, certain ECG shareholders also brought an action against Altran Technologies in August 2001 in the Paris Commercial Court for the payment of about €3 million in damages. Like the ECG receiver, these shareholders hold against Altran Technologies its decision not to acquire an interest in the ECG capital.

  This separate procedure is still ongoing and no definitive decision has as yet been made.
- In the summer of 2002, the COB opened an enquiry into changes in the Altran Technologies share price, in particularly following a complaint lodged by Altran Technologies in September 2002 concerning the dissemination by third parties of false rumours liable to influence the share price and questions of share price rigging.

  This enquiry is still ongoing.
- In October 2002 Altran Technologies instructed its auditors to conduct a complementary audit on the consolidated accounts for the 2001 financial year and the first half of 2002. This audit led to adjustments in the accounts of the first half of 2002.

  A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into fraudulent dealing, forgery and spreading of false information liable to have an impact on share prices.

  In February 2003 Altran Technologies became a civil plaintiff in this investigation which is still ongoing.

  In February 2003 Altran Technologies also lodged a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the beginning of 2002.

  An examining magistrate was appointed and the investigation is still ongoing.
- In Spain, the group is involved in two legal disputes:

  The group's Spanish holding company is in preliminary litigation with former senior executives of one of its subsidiaries over the amount of earn-out paid to them. They are also accused of diverting business towards satellite companies controlled by them and of the poaching of the group's employees by these satellite companies.

Some of these executives have filed a counter-claim against the subsidiary for wrongful dismissal.

At the same time, the Spanish authorities have launched criminal actions against certain of these executives for fraud and attempted intimidation.

A provision has been made for this litigation in the accounts for the year ending at 31st December 2003.

The Spanish holding company has also brought an action against two former executives of another subsidiary in order to obtain repayment of earn-out, plus damages for fraud when selling their shares. The group's claim amounts to about €4 million.

- In Switzerland, the group is in preliminary litigation with the former senior executives of one of its subsidiaries, seeking repayment in particular of the excess earn-out paid over previous financial years.
- In Portugal, the group is in preliminary litigation with one of the former senior executives of one of its subsidiaries, accused of poaching clients and wrongful solicitation of employees.

At 31st December 2003 the total amount of provision made for all these legal disputes came to €20.2 million.

To the best of the company's knowledge, there is no other litigation, arbitrage or extraordinary fact liable to have, or to have had in the past, a significant impact on the financial situation, results, activity or the holdings of the company and the group.

8.2.5.5. Significant events since 31st December 2003 (note 5.5.)

8.2.5.5.1. Partial sale of the CSR shares held by CCL (note 5.5.1.)

Cambridge Consultants Ltd (CCL), acquired by the Altran group in May 2002, acts as a "nursery garden" for various start-up companies aiming to develop innovative high technology products. One of these start-ups, Cambridge Silicon Radio (CSR), went public on 26th February 2004.

At the time of introduction, CCL sold 42.73% of the CSR shares held, making a gain of about £9 million before tax. By virtue of an internal agreement concluded prior to Altran's acquisition of CCL, the company's employees obtain 20% of this gain.

8.2.5.5.2. Exercising of purchase options on ADL shares (note 5.5.2.)

At 31st December 2003, the group held a purchase option on 85% of the shares of Consultores Venezuela. This option was exercised on 11th March 2004 and the group now owns 100% of this company's shares..

Negotiations are also in progress for the exercise of options on the three remaining companies mentioned in § 8.2.5.3.

8.2.5.6. Remuneration of executive directors (note 5.6.)

The total remuneration for the period to members of the Board of Directors and the Executive Management Committee in the exercise of their functions in the holding company and the businesses that it controls amounts to €3.7 million. Retirement commitments at 31st December 2003 amount to €0.9 million.

8.2.5.7. Average number of employees (note 5.7.)

	2003	2002	2001
Executives, management and consultants	15,346	16,013	15,443
Non-managerial staff	1,511	1,609	1,208
Total number of employees	**16,857**	**17,622**	**16,651**

8.2.5.8. Methodology for calculating the payment of additional instalments (Earn-outs) (note 5.8.)

Reminder of the earn-out principle:

- The group's acquisitions are paid by means of a fixed initial payment and an earn-out programme, usually of 5 years;
- If there is no increase of net income in a given year compared to the highest historical level, there is no earn-out payment for the year in question, except for companies accepting the new earn-out formula;
- In the course of 2003 Altran gave companies under earn-out the opportunity to adapt the earn-out programme to include a dimension relating to the cash generation of these companies. Earn-out beneficiaries were asked to modify the earn-out calculation: the coefficient applied to growth of income is reduced in return for:
  - payment of a fixed percentage of net income,
  - disbursement of earn-out in function of changes in the company's client account. Thus a company with a client account representing 90 days of revenues will receive 75% of the earn-out to which it would be entitled in view of its income, the balance of the earn-out to be paid once the client account is in fact recovered.

For companies still operating under the old earn-out formula, the calculation system is illustrated in the diagram below.


Earn-out
Earn-out
No Earn-out
Earn-out
Net result
N
N+1
N+2
N+3
N+4
Year

In order to estimate the earn-out amounts that could be paid in the years ahead, Altran has evaluated future earn-outs on the basis of the hypotheses listed below.

Altran has used three profit-growth hypotheses of the companies subject to earn-out based on internal projections for 2004:

- Hypothesis of 5% growth in profits each year starting in 2005;
- Hypothesis of 10% growth in profits each year starting in 2005;
- Hypothesis of 15% growth in profits each year starting in 2005.

In building up these scenarios, Altran divided all the companies subject to earn-out into two categories, based on the year 2004 budgets of each of these companies:

- Companies showing a loss in 2003 and likely to show a loss in 2004 according to our hypotheses: It has been considered that these companies would not give rise to any additional instalment payment for the rest of the earn-out programme.

  Two companies fall into this category.
- Companies showing a profit in 2004:

  Using the 2004 projections as the point of departure, we have successively applied each of our growth-hypothesis scenarios as from the 2005 financial year. An earn-out is paid each time that the net income for the year is greater than the highest level previously attained.

  Forty-four companies fall into this category.

Lastly, in all the projections listed above, it should be noted that Arthur D. Little is considered as an ensemble of companies. In 2004, the group also decided to exercise the options held on 3 entities of the Arthur D. Little group, included in the future earn-out evaluation scenarios presented below.

Hypothesis of 5% growth of net income of the companies subject to earn-out:


Accumulated total profit of companies subject to earn-out between 2004 and 2008 = €105.5 million
Accumulated total of earn-out to be paid between 2005 and 2009 = €27.5 million
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
50
45
40
35
30
25
20
15
10
5
0
35.9
46
32.6
37
26.1
29
10.4
13
0.6
1
12.8
9.5
3.3
1.9
2004
2005
2006
2007
2008
Hypothesis of net income of companies subject to earn-out
Hypothesis of earn-out to be paid in n+1
Number of companies under earn-out

Earn-out to be paid in n+1 according to profits of year n.
Example: €12.8 million to be paid in 2005 given a 2004 net income of €35.9 million.

Hypothesis of 10% growth of net income of the companies subject to earn-out:


Accumulated total profit of companies subject to earn-out between 2004 and 2008 = €111.3 million
Accumulated total of earn-out to be paid between 2005 and 2009 = €33.8 million
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
50
45
40
35
30
25
20
15
10
5
0
35.9
46
34.1
37
28.6
29
12.0
13
0.7
1
12.8
12
5.6
3.5
2004
2005
2006
2007
2008
Hypothesis of net income of companies subject to earn-out
Hypothesis of earn-out to be paid in n+1
Number of companies under earn-out

Earn-out to be paid in n+1 according to profits of year n.
Example: €12.8 million to be paid in 2005 given a 2004 net income of €35.9 million.

Hypothesis of 15% growth of net income of the companies subject to earn-out:


Accumulated total profit of companies subject to earn-out between 2004 and 2008 = €117.3 million
Accumulated total of earn-out to be paid between 2005 and 2009 = €41.0 million
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
50
45
40
35
30
25
20
15
10
5
0
35.9
46
12.8
35.7
37
14.5
31.3
29
8.4
13.7
13
5.3
0.8
1
2004
2005
2006
2007
2008
Hypothesis of net income of companies subject to earn-out
Hypothesis of earn-out to be paid in n+1
Number of companies under earn-out

Earn-out to be paid in n+1 according to profits of year n.
Example: €12.8 million to be paid in 2005 given a 2004 net income of €35.9 million.

The purpose of these scenarios is to allow shareholders and investors to construct their disbursement hypotheses over the coming financial years, linked to the acquisitions already made.

It should be noted that 22 companies subject to earn-out agreed to the new formula of earn-out contracts in 2003, and 2 new companies joined the programme in 2004. Thus 24 out of the 46 companies subject to earn-out in 2004 have adopted the new formula.

These adjustments are designed to improve the cover by the cash-flows generated by the companies subject to earn-out of the payments made in their favour.

It should also be noted that the earn-out contracts of 13 companies subject to earn-out were terminated before their expiry, due amongst other things to the departure of these companies' senior executives. The total number of companies eligible to benefit from earn-out for the 2004 financial year is thus 48 compared to 59 companies previously.

8.3 Other information

8.3.1. Fees of Statutory Auditors and members of their networks paid for by the Altran Technologies group

(in euros)

	Ernst & Young Audit				Concorde Européenne Audit France			
	Amount		%		Amount		%	
	2003	2002	2003	2002	2003	2002	2003	2002
Audit								
- Registered auditors' office, certification, examination of individual and consolidated	1,288,800	1,039,847	80%	91%	1,177,573	1,083,208	100%	100%
- Accessory missions	-	90,000	-	8%	-	3,000	-	0%
Sub-total	1,288,800	1,129,847	80%	99%	1,177,573	1,086,208	100%	100%
Other services, where applicable								
- Legal, tax, social - IT - Internal audit - Others (specify if > 10% of audit fees)	371,131	11,000	20%	1 %	-	0	-	-
Sub-total	317,131	11,000	20%	1 %	0	0	0%	0%
TOTAL	1,605,931	1,140,847	100%	100%	1,177,573	1,086,208	100%	100%

8.3.2. First quarter sales figures for 2004 and DTS

The first quarter sales figures published by Altran Technologies on 13th May 2004 comes to €341.1 million, an increase of 1.7% over the previous quarter (€335.6 million).

In the course of the first quarter of the year, the group exercised the options it held on the Arthur D. Little offices in Venezuela and Singapore. These offices contributed €1.5 million to group sales over the first quarter of 2004.
Organic growth(1) stood at 1.2% compared to the last quarter of 2003.
Foreign exchange had a 0.1% negative impact on the quarter.

Sales for the first quarter of 2004 were down 3.3% (total) and 3.8% (organic) on the same period in the previous year. Comparing the average rate for the first quarter of 2003 with the average rate for the first quarter of 2004, the foreign exchange impact worked out at 0.8%.

In France, activity is stable at €172.5 million, a sequential growth of 0.8%, no acquisitions having taken place. Compared to the first quarter of 2003. activity is up 1.8%.

At international level, group activity is stable at €168.6 million, with a sequential sales increase of 2.6% (1.7% organic), compared to the fourth quarter of 2003 (€164.4 million). Compared to the first quarter of 2003 (€183.4 million), the international activities were down 8.1% (total) and 8.9% (organic).

(in € million)

	1st quarter 2004	4th quarter 2003	1st quarter 2003
Sales excluding contribution from acquired companies (A)	339.6	335.6	352.9
Contribution from companies acquired in 2003 (B)	0.0	0.0	0.0
Contribution from companies acquired in 2004 (C)	1.5	-	-
TOTAL SALES (A) + (B) + (C)	341.1	**335.6**	**352.9**

(1) Definition of the "like-for-like basis" used: sales of the financial year minus the contribution of the companies acquired in the course of the financial year and the previous financial year.

At 31st March 2004, the total number of group employees stood at 16,450, a decrease of 83 persons since the beginning of the year.

DTS

All the legal disputes concerning DTS have been brought to a close and the company in question has been sold. Altran will retain no assets or liabilities on DTS. With regard to the first half accounts for 2004, this situation will be expressed by the cancellation of the entries for the assets and liabilities concerned and for which provision was made at 31st December 2003, while an exceptional profit of $3.6 million will be recorded in the profit and loss account.

Outlook

Altran confirms its previously announced objectives for 2004.



CHAPTER 9

Parent Company financial statements at 31st December 2003

In 2003, ALTRAN TECHNOLOGIES generated revenues of €193 million and a negative operating income of €16 million.
Net financial income is negative at €15.5 million.
Net extraordinary income is negative at €8.2 million.
Net income is negative at €31.7 million.

9.1 Financial statements at 31st December 2003

9.1.1. Balance sheet

(in € thousand)

ASSETS	31/12/2003			31/12/2002	31/12/2001
	Gross	Amort. & Prov.	Net	Net	Net
Fixed assets	**198,100**	**16,650**	**181,450**	**170,759**	**136,661**
Intangible fixed assets					
Patents, licences and trademarks	3,083	1,893	1,190	586	493
Intangible fixed assets in progress	202	-	202	919	259
Tangible fixed assets					
Other tangible fixed assets	17,615	8,458	9,157	10,419	9,331
Tangible fixed assets in progress	1	-	1	-	241
Financial fixed assets					
Investments in group companies and related assets	164,114	5,569	158,545	154,582	123,017
Loans and other financial assets	13,085	730	12,355	4,253	3,320
Current assets	**693,967**	**2,430**	**691,537**	**657,630**	**621,079**
Work in progress	120	-	120	112	-
Accounts receivable	43,253	2,430	40,823	94,020	84,694
Other receivables	644,742	-	644,742	529,568	331,847
Cash and marketable securities	5,852	-	5,852	33,930	204,538
Deferred charges	**30,344**	**-**	**30,344**	**14,120**	**4,634**
Prepaid expenses	528	-	528	295	122
Deferred charges	1,176	-	1,176	2,431	3,750
Exchange adjustments on assets	28,640	-	28,640	11,394	762
TOTAL ASSETS	**922,411**	**19,080**	**903,331**	842,509	762,374

(in € thousand)

LIABILITIES	31/12/2003	31/12/2002	31/12/2001
Shareholders' equity	**261,653**	**147,453**	**149,934**
Share capital	57,221	46,817	45,858
Share premium account	155,984	20,462	9,107
Legal reserve	4,682	4,586	3,002
Retained earnings / loss	75,492	72,040	44,368
Profit for the period / loss	-31,726	3,548	47,599
Provisions for losses and charges	**36,028**	**13,002**	**762**
Debt	**605,295**	**680,444**	**609,929**
Convertible bonds	442,932	446,251	464,195
Loans and borrowings from financial institutions	30,132	69,807	25,430
Other loans and borrowings	73,501	92,037	46,488
Trade creditors	23,618	32,871	20,021
Taxes and social charges	33,190	33,458	52,207
Payables related to fixed assets	484	5,235	457
Other liabilities and prepayments received	1,438	785	1,131
Deferred revenues	**355**	**1,610**	**1,749**
Deferred income	81	122	188
Exchange adjustments on liabilities	274	1,488	1,561
TOTAL LIABILITIES	**903,331**	842,509	762,374

9.1.2. Income statement at 31st December 2003

(in € thousand)

INCOME STATEMENT	31/12/2003	31/12/2002	31/12/2001
Revenues	193,061	230,983	231,701
Production held as inventory	7	112	-
Production capitalised	202	373	472
Grant income	4	-	-
Reversal of provisions and transfer of charges	1,299	438	598
Other operating income	184	566	8
Total operating income	**194,757**	**232,472**	**232,779**
Other purchases and external expenses	79,936	95,227	58,742
Income tax and similar	5,664	5,260	6,097
Salaries and benefits	83,634	86,800	86,886
Employee social charges	35,850	36,825	34,646
Depreciation and provisions	4,957	6,080	3,212
Other expenses	790	32	19
Total operating expenses	**210,831**	**230,224**	**189,602**
OPERATING INCOME	**-16,074**	**2,248**	**43,177**
Financial income	39,419	47,902	46,612
Financial expense	54,968	60,647	18,805
NET FINANCIAL INCOME /(LOSS)	**-15,549**	**-12,745**	**27,807**
INCOME BEFORE TAX	**-31,623**	**-10,497**	**70,984**
Extraordinary income	596	8,082	231
Extraordinary expense	8,843	2,038	528
NET EXTRAORDINARY INCOME /(LOSS)	**-8,247**	**6,044**	**-297**
Employee profit sharing	-	-	5,145
Corporate income tax /(tax credit)	-8,144	-8,001	17,943
NET INCOME	**-31,726**	3,548	47,599

9.2 Notes to the parent company financial statements at 31st December 2003

9.2.1. Accounting principles and methods

General accepted accounting principles have been applied respecting the principle of prudence in accordan-ce with the fundamental concepts of:

- going concern basis;
- consistent accounting policies between accounting periods;
- accrual basis;

and in accordance with the general rules for the preparation and presentation of annual financial statements.

The underlying principle for the valuation of items recorded in the accounts is the historical cost principle.

9.2.1.1. Intangible fixed assets

Tangible fixed assets are valued at their acquisition or production cost.

These assets correspond to software bought or created and to trademarks.

Software created and intended for internal or commercial use are principally entered as charges. However, they may be entered as assets when the following conditions are respected:

- The project is clearly identified and monitored on an individual and consistent basis;
- The project is expected to be technically viable;
- The project is expected to be commercially profitable for software destined for rental, sale or distribution;
- The Company has declared its intention to produce, market or use internally the relevant software;
- The expenses that are capitalised are direct expenses, whether internal or external, incurred in the analysis, programming, testing and documentation phases for the software development.

Amortisation is calculated using a straight-line method based on the forecast life of the software from 12 months to 5 years.

Trademarks are not amortised.

9.2.1.2. Tangible fixed assets

Tangible fixed assets are valued at their acquisition cost. Amortisation for depreciation is calculated using the straight-line method over their estimated economic lives:

Furnitures	10 years
Computer and office equipment	4 years
Office furniture	10 years

9.2.1.3. Investments in group shareholdings and other investments

The gross value of group shareholdings and other investments appearing in the balance sheet comprise their acquisition cost.

The acquisition price for investments in group companies is, in most cases, a fixed component settled at the time of acquisition and additional installments varying according to the evolution of future profits of the company over a period, generally 5 years.

The supplementary costs to be paid in year N+1 on the results of year N are entered in assets in counterpart to the "Payables to fixed assets" post.

The supplementary costs for future years constitute off-balance sheet commitments.

The inventory value of shareholdings is their value of use for the business.

This value is calculated by taking into account a valuation of the business carried out on the basis of forecast profitability (revenues, EBIT, cash flows, and growth rates) weighted by the cash situation and the current accounts, that is to say taking into account the value of the revalued shareholders' equity.

An amortisation provision is constituted where the inventory value as defined is less than acquisition value.

9.2.1.4. Work in progress for services provided

Work in progress for services provided was valued at 31st December 2003 at cost price when all the formal conditions required to recognise the percentage of completion were not completely fulfilled.

9.2.1.5. Receivables

Receivables are valued at nominal value.

With regard to advances to the subsidiaries, the inventory value of these receivables follows the depreciation logic adopted for the long-term securities.

A provision for depreciation is made when the inventory value is less than nominal value.

The reduction of the Client receivables post may be explained by the introduction of a factoring contract in 2003.

Information concerning the factoring operations:

Client receivables	€38,634 thousand
Current account and Factoring guarantee	€6,494 thousand
Short-term Factoring advance	€32,140 thousand

9.2.1.6. Transactions in foreign currencies and exchange translation adjustments

Revenues and expenses in foreign currencies are recorded at the exchange rate in force at the date of the relevant transaction. Payables, receivables and cash balances in foreign currencies appear in the balance sheet using the exchange rate applicable at the end of the period.

The differences arising from the adjustment of foreign exchange payables and receivables to the closing rate at the end of the period are recorded in the balance sheet. They appear as foreign exchange adjustments in the case of currencies outside the euro zone and any unrealised losses are provisioned.

9.2.1.7. Long-term contracts and revenue recognition

The turnover corresponds to the amount of the services provided and sales of material linked to the group's usual activities.

In the context of a global contract (where the services provided are spread over at least two periods), the following rules apply:

Turnover and income are accounted for according to the percentage of completion method when the following conditions are met:

- inventory and evaluation of work in progress at the end of the period;
- acceptance by the other contracting party, either as provided for in the contract or observable in practice;
- existence of management or accounting systems capable of ratifying the percentage of completion and the revision of income, expense and profit forecasts as a project progresses.

At the same time, the charges are recorded in function of the state of progress of the services.

Services provided that do not meet the conditions listed above are recorded at cost price in Work in progress.

9.2.1.8. Convertible bond issue

In July 2000, Altran Technologies issued a convertible bond with the option of conversion into new shares and/or exchange for existing shares for the amount of €448,500 thousand, consisting of 1,725,000 bonds with a par value of €260 (giving right to the subscription of 5,175,000 shares at €86.67 following the multiplication by three of the number of shares on 2nd January 2001), and for a duration of 4 years and 158 days.

The bonds bear a coupon of 3.50% per annum, with accrued interest payable on 1st January of each year.

The conversion into shares by the bondholders may be undertaken at any time from 26th July 2000.

No bonds were converted into shares in 2003.

The group has also repurchased 10,000 convertible bonds, the cancellation of which has generated an extraordinary gross profit of €380 thousand.

9.2.1.9. Medium-term credit lines

Altran has reached an agreement with its three bankers to secure complete access to credit lines representing €150.6 million at 31st December 2004 with maturity dates stretching to 2009:

- Crédit Agricole d'Île-de-France agreed to maintain its two existing credit lines scheduled to end in 2009. These two lines globally represented €84.5 million at 31 December 2003 and, taking their depreciation into account, €70.6 million at 31 December 2004;
- BNP Paribas and Société Générale agreed to establish two new credit lines for the amount of €40 million each, in the place of the current lines. These two lines mature in December 2009 and are redeemable by constant six-monthly instalments starting from the first withdrawal. As of 31st December 2003, the group had not had recourse to either of these credit lines.

All of these credit lines would become due if the group failed to respect the maximum financial ratios given in the table below:

	31/12/2004	31/12/2005	31/12/2006	31/12/2007	31/12/2008
Net debt / equity	1.0	1.0	1.0	1.0	1.0
Net debt / Ebitda	4.0	3.5	3	2.5	2.5

It being understood that Ebitda corresponds to Earnings Before Interest, Taxes, Depreciation, and Amortisation.

The Company is not required to respect other significant covenants on its used credit lines.

These credit lines are currently in the process of being finalised, and a possible limitation concerning deconsolidating structures, a cross-default clause, possible limitations on acquisitions before repayment of OCEANE and possible pledges on securities remain to be negotiated with the banks. The Company will disclose the main elements of these loan agreements to the market as soon as they are finalised.

The depreciation of the group's medium-term credit lines is given in the table below:

	June 04	Dec.04	June 05	Dec.05	June 06	Dec.06	June 07	Dec.07	June 08	Dec.08	June 09	Dec.09
Cadif fixed rate	22,614	20,632	18,592	16,493	14,334	12,112	9,826	7,473	5,053	2,563	0	0
Cadif variable	55,000	50,000	45,000	40,000	35,000	30,000	25,000	20,000	15,000	10,000	5,000	0
BBNPP variable	0	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
S.G. variable	0	40,000	36,000	32,000	28,000	24,000	20,000	16,000	12,000	8,000	4,000	0
TOTAL	77,614	150,632	135,592	120,493	105,334	90,112	74,826	59,473	44,053	28,563	13,000	0

9.2.1.10. Marketable securities

Marketable securities are valued at purchase price.

A provision is made for depreciation in case of unrealised capital loss at the date of closure.

All capital gains or losses on marketable securities have been recognised at 31st December 2003.

9.2.1.11. Deferred charges

Deferred charges relating to premises and software are amortised over 3 years.

Expenses relating to the convertible bond issue are amortised over 4 years and 158 days.

(in € thousand)

FIXED ASSETS	Gross value at 1st January 2003	Acquisitions	Disposals, transfers or write-offs	Gross value at 31st December 2003
Intangible fixed assets:				
Patents, licences, trademarks	1,929	1,204	50	3,083
Intangible fixed assets in progress	919	202	919	202
TOTAL 1	2,848	1,406	969	3,285
Tangible fixed assets:				
Other fixed assets	17,417	816	618	17,615
Tangible fixed assets in progress	-	1	-	1
TOTAL 2	17,417	817	618	17,616
Financial fixed assets:				
Investments in group companies and related assets	162,879	3,212	1,977	164,114
Loans and other financial assets	4,973	10,859	2,747	13,085
TOTAL 3	167,852	14,071	4,724	177,199
OVERALL TOTAL (1 + 2 + 3)	188,117	16,294	6,311	198,100

(in € thousand)

AMORTISATION	Amount at 1st January 2003	Increases	Decreases	Amount at 31st December 2003
Intangible fixed assets:				
Patents, licences, trademarks	1,343	550	-	1,893
TOTAL 1	1,343	550	0	1,893
Tangible fixed assets :				
Other tangible fixed assets	6,998	2,038	578	8,458
TOTAL 2	6,998	2,038	578	8,458
OVERALL TOTAL (1 + 2)	8,341	2,588	578	10,351

(in € thousand)

PROVISIONS RECORDED IN THE BALANCE SHEET	Amount at 1st January 2003	Increases	Decreases	Amount at 31st December 2003
Investments in group companies and other investments	8,297	921	3,649	5,569
Other financial fixed assets	720	10	0	730
Accounts receivable	2,805	225	600	2,430
Other receivables	42	0	42	0
Provisions for risks and litigation	1,608	6,109	330	7,387
Provisions for foreign exchange loss	11,394	28,641	11,394	28,641
TOTAL	24,866	35,906	16,015	44,757

(in € thousand)

ACCOUNTS RECEIVABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	More than 1 year and less than 5 years	More than 5 years
Fixed asset receivables				
Receivables related to group shareholdings	11,758	107	-	11,651
Loans	3,835	1,465	398	1,972
Other financial fixed assets	9,250	22	9,228	-
Current asset receivables				
Accounts receivable	43,253	43,253	-	-
Personnel and social charges	557	557	-	-
Government	26,435	5,616	10,767	10,052
Group and associated companies	616,746	616,746	-	-
Other receivables	738	738	-	-
Prepaid expenses	528	528	-	-
TOTAL	713,100	669,032	20,393	23,675

(in € thousand)

ACCOUNTS PAYABLE MATURITY SCHEDULE	Gross amount	Up to 1 year	More than 1 year and less than 5 years	More than 5 years
Convertible bond loans (1)	442,932	14,978	427,954	-
Loans and borrowings from financial institutions	30,132	9,500	18,069	2,563
Other loans and borrowings	68,493	11,081	47,412	10,000
Group and associated companies	5,008	5,008	-	-
Accounts payable	23,618	23,618	-	-
Taxes and social security payroll charges	33,190	33,190	-	-
Payables related to fixed assets	484	484	-	-
Other creditors	1,313	1,313	-	-
Deferred income	81	81	-	-
TOTAL	605,251	99,253	493,435	12,563

(1) The convertible bond loan matures on 2nd January 2005.

(in € thousand)

INVESTMENTS IN RELATED COMPANIES AND BUSINESSES	
Shares in group and related companies	152,344
Receivables related to group shareholdings	11,758
Loans	455
Accounts receivable	30,789
Other receivables and prepaid expenses	617,021
Other loans and borrowings	5,001
Trade creditors	15,450
Other creditors and deferred income	281

(in € thousand)

EXPENSES AND INCOME CONCERNING THE RELATED COMPANIES AND BUSINESSES	
Operating income	38,850
Operating expenses	-42,355
Investment income	23,367
Investment expenses	-3,840
Extraordinary income	94
Extraordinary expenses	-1,975

(in € thousand)

ACCRUED INCOME	
Investments	60
Customer receivables and prepayments	5,478
Other receivables	3,403
TOTAL	8,941

(in € thousand)

ACCRUED EXPENSES	
Convertible bond loans	14,978
Bank loans and credit facilities	250
Other loans and financial creditors	1,139
Trade creditors	9,011
Taxation and social creditors	14,286
Creditors for fixed assets	362
Other creditors	590
TOTAL	40,616

(in € thousand)

PREPAID EXPENSES AND INCOME	Expenses	Income
Operating income and expenses	528	81
TOTAL	528	81

(in € thousand)

EXPENSES TO BE SPREAD OVER SEVERAL FINANCIAL YEARS	Net Amount
Net expenses to be spread (spread over 3 years)	62
Net expenses to be spread (spread over 4 years and 158 days)	1,114
TOTAL	1,176

COMPOSITION OF THE SHARE CAPITAL	Number	Nominal value
Share capital at the beginning of the period	93,634,131	€0.5
Share capital at the end of the period	114,441,715	€0.5

(in € thousand)

BREAKDOWN OF NET EARNINGS	
Breakdown by business sector	
Provision of services	193,061
TOTAL	193,061
Breakdown by geographical market	
Sales in France	181,664
Sales outside France	11,397
TOTAL	193,061

(in € thousand)

BREAKDOWN OF INCOME TAX	Book earnings	Income tax
Net income	-31,623	-16,411
Extraordinary net income	-8,247	-2,115
Corporate income tax	8,144	-
Tax due, Carry Back upper limit	-	10,382
NET INCOME	-31,726	-8,144

(in € thousand)

DETAIL OF TAX ON NET INCOME	Base	Rate	Tax
Net income	-31,623	33.33	-10,541
Reversals: Organic 2003	266	33.33	89
Deferred amortisation 2003	140	33.33	47
Surplus amortisation 2003	122	33.33	41
Taxes/vehicles and fines 2003	155	33.33	52
Asset adjustments 2002 & 2003	40,035	33.33	13,345
Liability adjustments 2003	274	33.33	91
Abandon of debts Altran Avenir 2003	15	33.33	5
Unrealised gains on marketable securities 2003	13	33.33	4
Tax audit ADL rate adjustments	565	33.33	188
Deductions Organic 2002	310	33.33	103
Dividends from subsidiaries 2003	7,572	33.33	2,524
Liability adjustments 2002	1,488	33.33	496
Asset adjustments 2002 and 2003	40,035	33.33	13,345
Income SNC GMTS 2003	735	33.33	245
Unrealised gains on marketable securities 2002	150	33.33	50
Reversal depreciation shares PVLT 2003	2,728	33.33	909
Capital increase costs 2003	6,018	33.33	2,006
Tax audit reversal provisions 2003	161	33.33	54
TOTAL	-49,235	33.33	-16,411

(in € thousand)

DETAIL OF EXTRAORDINARY TAX	Base	Rate	Tax
Extraordinary net income	-8,247	33.33	-2,749
Reversals	-	33.33	-
Tax audit surcharge for late payments 2003	244	33.33	81
Tax audit VAT assessment 2003	1,187	33.33	396
Foundation expenses admitted to credit 2003	91	33.33	30
Audit non-deductible URSSAF provision 2003	380	33.33	127
Sub-total result	**-6,345**	**-**	**-2,115**
Corporate income tax upper limit carry-back tax audit (Annual presumptive assessment, cumulating corporate income tax, foundation tax credit, carry back 2003 upper limit)	-	-	10,382
TOTAL	-	-	8,267

(in € thousand)

LEASING	Office material	Total
Original value		
Amortisation		
Cum. from previous periods	24	24
Charge for the period	11	11
TOTAL		
Rentals paid		
Cum. from previous periods	56	56
Paid in the period	41	41
TOTAL		
Rentals outstanding		
Up to 1 year	30	30
1 to 5 years	12	12
TOTAL	42	42
Residual values		
More than 1 year to 5 years max.	1	1
Total charge for the period	41	41

(in € thousand)

COMMITMENTS GIVEN	
Security and guarantees in favour of subsidiaries and others	24,422
Property lease commitments	43
Factoring commitments	38,634
Pension commitments	2,082
No-competition clause in favour of former employees and executives (excl. social charges)	2,830
Supplementary acquisition costs, variable according to the Company's future results: NC Not costed	NC

(in € thousand)

INCREASES AND DECREASES OF FUTURE TAX DEBT	Amount	Tax
Nature of temporary differences		
Reductions: Organic 2003	266	89
Foreign exchange conversions liabilities 2003	274	91
Long-term loss 2003	5,568	1,856
Unrealised loss marketable securities 2003	13	4
Provision audit URSSAF 2003	380	127
TOTAL	6,501	2,167

REMUNERATION OF EXECUTIVES

The total remuneration for 2003 to members of the Board of Directors and the Executive Management Committee of ALTRAN TECHNOLOGIES amounted to €2,663 thousand.

TOTAL NUMBER OF EMPLOYEES	Salaried workforce
Executives and managerial staff	1,620
Non-managerial staff	120
TOTAL	1,740

RETIREMENT COMMITMENTS

Calculated on the basis of people employed, mortality tables and staff turnover, and using a level contribution method, retirement commitments came to €2,082 thousand at 31st December 2003.

CHANGE IN SHAREHOLDERS' EQUITY (in € thousand)

Details	Value at start of period	Movement on the capital		Income allocation n-1	Other movements	Income year n	Value at end of period
		Increase of capital	Decrease of capital				
Capital	46,817	10,404	-	-	-	-	57,221
Share premiums	20,462	139,411	-	-	-3,889	-	155,984
Legal reserve	4,586	-	-	96	-	-	4,682
Carried forward	72,040	-	-	3,452	-	-	75,492
Income for the period	3,548	-	-	-3,548	-	-31,726	-31,726
SHAREHOLDERS' EQUITY	147,453	149,815	0	0	-3,889	-31,726	261,653

Altran Technologies does not possess securities in its own right.

(in € thousand)

DETAIL OF FINANCIAL EXPENSES AND INCOME AT 31/12/03	Financial expenses	Financial income
Interest on group current account	1,185	-
Interest on bank loans	1,527	-
Interest on bond loan	14,978	-
Interest on employee profit sharing	401	-
Interest on overdraft	3,315	-
Interest on merged scales	349	-
Cancellation of current account	2,306	-
Foreign exchange losses	1,003	-
Financial expenses on factoring	332	-
Provisions on foreign exchange	28,641	-
Provisions on investments	931	-
Dividends	-	8,092
Interest on group current account	-	15,257
Interest on loan	-	32
Foreign exchange gains		502
Income on sale of marketable securities	-	476
Other financial income	-	16
Reversal of provisions on foreign exchange conversions	-	11,394
Reversal of provisions in investments	-	3,650
TOTAL FINANCIAL EXPENSES AND INCOME	54,968	39,419

(in € thousand)

DETAIL OF EXTRAORDINARY EXPENSES AND INCOME AT 31/12/03	Extraordinary expenses	Extraordinary income
Penalties and fines following tax audit	245	-
Other extraordinary expenses on management transaction	106	-
Tax refund following tax audit	1,258	-
Net book value of fixed assets sold	90	-
Capital increase ADL France	1,885	-
Various extraordinary expenses	40	-
Provisions for extraordinary contingencies and losses	5,216	-
Extraordinary depreciation of fixed assets	3	-
Other extraordinary income on management transaction	-	72
Income from sale of fixed assets	-	94
Rebate on bond purchase	-	380
Reversal on provisions for extraordinary contingencies and mosses	-	50
TOTAL EXTRAORDINARY EXPENSES AND INCOME	8,843	596

9.2.3. Significant events

9.2.3.1. Increase of capital by cash contribution

On 23rd December 2003, the group made a capital increase of €149.8 million, represented by 20,807,584 new shares issued at the unit price of €7.20 with maintenance of the shareholders' preferential subscription right.

Following this capital increase, the number of shares making up the authorised capital of Altran Technologies comes to 114,441,715. All of the new shares were admitted for trading on the First Market of Euronext Paris SA as from 23rd December 2003, on the same line as the old shares.

The funds concerning this increase of capital were transferred to GMTS for management.

9.2.3.2. Ongoing litigation

Altran Technologies constitutes provisions for risks on litigation in progress at the closure of the accounts. The sums involved depend on the risks as estimated by the company and its legal advisers.

- Altran Technologies is involved in a dispute with Ilyad Value.

  The group is claiming from Ilyad Value the balance of payments due amounting to €2 million in relation to consultancy and training modules sold to Ilyad Value in 2001. The receivable held in the group's books for Ilyad Value has been fully provisioned.

  Ilyad Value is counter-claiming repayment of amounts it paid to the group, i.e. €0.9 million, increased by late interest payments.

  Altran Technologies considers, on the advice of its advisors, that the claim of Ilyad Value is groundless.

  It would appear that Ilyad Value lodged a complaint in March 2003 and took civil action against Altran Technologies with regard to service provision contracts concluded between Altran Technologies and Ilyad Value at the end of 2001.

  The group has no information on these proceedings.

- Following the revocation of their respective mandates, two former executives of a subsidiary acquired by the group in 2002 (Altiam), brought an action against Altran Technologies in the Commercial Court, claiming the sum of €10 million in earnout complements and damages.

  This claim is based on the loss of possible earnout payments over the remaining period.

  Altran Technologies has initiated a counter-claim against these two former executives for fraud on the occasion of the transfer of the subsidiary's shares, and seeks restitution of the price paid when the subsidiary was acquired plus damages. At the present time, the group's claim amounts to €6 million. A provision for this litigation was made in the accounts at 31st December 2003.

- In August 2001, the e-Consulting Group (ECG) brought an action against Altran Technologies in the Paris Commercial Court, claiming about €2.3 million in damages. This action was prompted by the group's decision, in June 2001, not to take a stake in the ECG capital. ECG considered this to be an unjustified decision for which Altran Technologies may be held liable.

  The procedure was placed in the hands of the ECG receiver following the compulsory liquidation of ECG which took place in September 2001.

  The procedure is still ongoing and no definitive decision has as yet been made.

  In addition, certain ECG shareholders also brought an action against Altran Technologies in August 2001 in the Paris Commercial Court for the payment of about €3 million in damages. Like the ECG receiver, these shareholders hold against Altran Technologies its decision not to acquire an interest in the ECG capital.

  This separate procedure is still ongoing and no definitive decision has as yet been made.

- In the summer of 2002, the COB opened an enquiry into changes in the Altran Technologies share price, in particularly following a complaint lodged by Altran Technologies in September 2002 concerning the dissemination by third parties of false rumours liable to influence the share price and questions of share price rigging.

  This enquiry is ongoing.

- In October 2002 Altran Technologies instructed its auditors to conduct a complementary audit on the consolidated accounts for the 2001 financial year and the first half of 2002. This audit led to adjustments in the accounts of the first half of 2002.

A preliminary enquiry was then opened by the Paris Public Prosecutor's Office, becoming an investigation as from January 2003 into fraudulent dealing, forgery and spreading of false information liable to have an impact on share prices.

In February 2003 Altran Technologies became a civil plaintiff in this investigation which is ongoing.

In February 2003 Altran Technologies also lodged a complaint and took civil action concerning the share price destabilisation and rigging from which it claims to have suffered since the beginning of 2002.

An examining magistrate was appointed and the investigation is ongoing.

9.2.3.3. Tax audit

A tax audit was carried out in 2003 covering the years 2000, 2001 and 2002.

A notification of tax adjustment was entered in the accounts for the amount of €1,301 thousand.

This audit was not challenged.

9.2.3.4. Urssaf audit (Social Security payments)

An URSSAF audit was carried out covering the years 2001 and 2002.

A provision of €1,650 thousand was made for this audit.

The conclusions of this audit were challenged and a legal procedure is now in progress.

9.2.3.5. Assignment of carry back receivables

In 2003 Altran Technologies bought back the Carry Back receivables of Lore, AIT, Altran Avenir, Osys and Orthodrome for the total amount of €2,681 thousand.

9.2.3.6. Tax consolidation

A tax consolidation was established at 1st January 2004 in the overwhelming majority of the French companies of the Altran group, Altran Technologies being the leader parent company.

9.2.3.7. Cancellation of debt

Altran Technologies granted a financial cancellation of debt to Altran Avenir in order to secure its continued operation for the amount of €2,306 thousand.

9.2.3.8. Arthur D. Little France

In 2003 Altran Technologies carried out an increase of capital by account incorporation and then a reduction of capital in favour of Arthur D. Little France. This translated into a loss of €1,885 thousand.

9.24. Table of subsidiaries and holdings

(in € thousand)

Companies	Capital	Equity other than capital	Share of holding (%)	Accounting value of stocks held Gross	Accounting value of stocks held Net	Receivables related to group shareholding loans and other receivables not yet reimbursed	Amount of guarantees given by the company	Sales exl. VAT of the previous year	Net profit or loss of the previous year	Dividends received by the company over the current year
French subsidiaries in which the group's holding is more than 50%										
ALPLOG	153	4,318	100	9,780	9,780	-	-	24,682	1,365	-
ALTIOR	160	15,024	100	10,802	10,802	-	-	56,262	2,268	-
ASI	3,000	23,547	100	2,874	2,874	17,558	-	47,166	9,298	1,413
ACTISYS	40	1,275	100	98	98	-	-	12,806	980	-
ATLANTIDE	183	227	100	1,036	1,036	-	-	4,324	-395	174
AXIEM	200	6,427	99.99	5,823	5,823	-	-	4,574	2,819	3
CIRIEL	100	1,223	100	2,654	2,654	-	-	10,103	5	226
COGIX	200	3,277	100	654	654	-	-	15,955	1,120	-
DP CONSULTING	264	-587	100	2,396	2,396	302	-	1,867	-323	-
EGTM	300	-727	100	5,656	5,656	-	-	5,284	-1,370	-
GERPI	51	999	100	1,433	1,433	-	-	7,676	-151	-
AGO	470	298	100	419	419	-	-	-	5	-
GRENAT	79	624	100	394	394	-	-	5,255	292	29
LORE	500	9,286	100	269	269	-	-	42,962	118	-
OSYS	80	502	100	580	580	-	-	256	-216	-
PSI	98	471	100	91	91	-	-	3 337	446	-
SEGIME	500	16,143	100	13,292	13,292	-	-	78,346	3,919	-
SIVAN	400	4,041	100	991	991	-	-	17,706	816	18
T MIS	200	1,814	100	5,221	5,221	-	-	10,275	512	-
LOGIQUAL	200	1,941	100	1,213	1,213	-	-	14,126	317	-

(in € thousand)

Companies	Capital	Equity other than capital	Share of holding (%)	Accounting value of stocks held – Gross	Accounting value of stocks held – Net	Receivables related to group shareholding loans and other receivables not yet reimbursed	Amount of guarantees given by the company	Sales excl. VAT of the previous year	Net profit or loss of the previous year	Dividends received by the company over the current year
TRININFOR	40	795	100	1,606	1,606	-	-	2,443	-66	-
ETHNOS	8	142	99.60	8	8	-	-	319	23	-
IDEFI	40	163	100	536	536	-	-	948	-147	-
E.E.C.	40	212	100	1,082	1,082	465	-	1,053	-18	-
ORTHODROME	40	-37	100	4,772	4,772	1,231	-	1,781	-257	113
EDIFIS	224	1,687	99.95	10,391	10,391	-	-	8,429	953	1,500
NESS CONSULTING	40	1,561	100	7,398	7,398	-	-	7,127	74	-
DIOREM INTERACTIFS	40	17	100	516	516	1,273	-	3,035	-275	-
CERRI France	38	-951	99.68	921	0	-	-	1,415	-636	-
2AD	51	544	100	577	577	-	-	2,360	164	-
LITTLE FRANCE	40	-1,068	100	2,240	2,240	58	-	21	-49	-
ALTIAM	100	-679	100	4,129	0	-	-	346	-1,482	1,116
GMTS	200	-1,142	80	160	160	47,344	-	-	-1,142	-
International subsidiaries										
ALTRAN ESP	25,000	-6,108	100	25,142	25,142	114,280	-	3,787	1,112	-
ALTRAN EUROPE	62	3,077	100	31	31	-	-	24,727	1,915	1,000
ALTRAN UK	17,736	-13,587	100	20,928	20,928	64,275	-	-	-469	-
ALTRAN GMBH	200	9,368	100	202	202	37,718	13	1,942	7,239	-
ALTRAN ITALIA	98	-3,852	100	305	305	89,455	59	3,913	-4 986	2,500
ALTRAN SCANDINAVIA	11	2,724	100	12	12	13,774	-	414	2,406	-
ALTRAN SWITZERLAND	321	-465	100	298	298	38,580	54	1,198	3,172	-
ALTRAN NETHERLAND	20	10,797	95	18	18	174,165	-		7,056	-
NETARCHITECTS COMMUNICATION	64	1,168	100	5,090	4,571	-	-	4,410	-417	-
Holdings (between 10 and 50%)										
C.G.S.	246	1,754	41	305	305	-	-	1,222	-302	-
BELNEDLUX SA	62	7	20	12	12	-	-	-	7,264	-

9.3 Schedule of financial performance over the last five years

Accounting date Length of accounting period	31/12/99 12 months	31/12/2000 12 months	31/12/2001 12 months	31/12/2002 12 months	31/12/2003 12 months
Capital at end of the period:					
Issued share capital (in € thousand)	30,015	30,015	45,858	46,817	57,220
Number of ordinary shares	30,015,282	30,015,282	91,716,402	93,634,131	114,441,715
Operations and income (in € thousand):					
Revenues (pre-tax)	132,099	177,295	231,701	230,982	193,061
Income before taxes, profit sharing, amortisation and provision charges	31,150	43,443	73,095	22,956	(16,138)
Corporate income tax	8,194	9,566	17,942	(8,000)	(8,144)
Employee profit sharing	2,303	2,653	5,145	0	0
Income after taxes, profit sharing, amortisation and provision charges	18,934	27,307	47,599	3,548	(31,726)
Dividends paid	9,609	12,606	18,343	0	0
Earnings per share (in €):					
Income after tax, employee profit sharing, but before amortisation and provision charges	0.69	1.04	0.55	0.33	-0.07
Income after tax, employee profit sharing, amortisation and provision charges	0.63	0.91	0.52	0.03	-0.277
Dividends paid	0.32	0.14	0.20	0	0
Personnel :					
Average number of employees	1,503	1,946	2,167	1,931	1,740
Total payroll costs (in € thousand)	54,578	70,777	86,885	86,799	83,634
Amount paid as social benefits (Social security, staff welfare benefits, etc.) (in € thousand)	23,451	30,545	34,645	36,824	35,849

9.4 Cash Flow Statement

CASH FLOW STATEMENT	2003
Cash flow related to operations	
Net income	-31,584
Allowance for amortisation and provisions	39,748
Reversals on amortisation and provisions	-16,016
Transfer gains and losses	1,881
Self-financing capacity (1)	-5,968
Change in financial expenses	-805
Net change including operation	46,840
- Change in inventories	-7
- Transfer of deferred charges	-
- Change in trade receivables	55,868
- Change in trade payables	-9,021
Net change excluding operation	-158,168
- Change in non trade receivables	-117,670
- Change in non trade payables	-21,765
- Prepaid expense and deferred income	-273
- Foreign exchange gains and losses	-18,460
Change in working capital requirements (2)	-112,133
Net cash flow generated by operations (1 + 2)	-118,101
Investment transactions	
Disbursement / Acquisition of intangible fixed assets	-487
Disbursement / Acquisition of tangible fixed assets	-1,080
Receipts / Sale of tangible and intangible fixed assets	336
Disbursement / Acquisition of investments	-10,845
Receipts / Sale of investments	2,747
Net cash / Acquisition and sale of subsidiaries	-7,598
Net cash flow related to investment transactions (3)	-16,927
Financing transactions	
Capital increase or contributions	145,927
Change in bank borrowings	-35,966
Receipts from loans	25,000
Loan repayments	-28,009
Net cash flow related to financing transactions (4)	-106,952
Change in cash position (1 + 2 + 3 + 4)	-28,076
CASH AT BEGINNING OF YEAR	33,928
CASH AT END OF YEAR	5,852
NET CHANGE IN CASH 2003	-28,076

9.5 Environmental Report

9.5.1. Staff

The total number of staff employed by Altran Technologies at 31st December 2003 was 1,740, comprising 1,393 consultants, 123 executives and managers, 4 directors and 220 support personnel.

99.3% of employees have permanent employment contracts.

Altran Technologies recruited 299 employees on permanent employment contracts and 22 employees on fixed term employment contracts.

9.5.2. Redundancies

In 2003, the total number of redundancies was 69. None were for economic reasons.

9.5.3. Overtime

Given the managerial status of the majority (93%) of Altran Technologies employees and the fixed number of 217 work days per year provided for by that status group, any significant overtime worked is remunerated under the system of "exceptional time periods worked" (TEA - Tranches Exceptionnelles d'Activité) which entitles staff to leave days in accordance with group policy and the SYNTEC (Institute of research and consulting companies) national agreement on working hours.

Under the French reduced working-time scheme (RTT - Réduction du Temps de Travail), managerial employees receive, depending on the year, 9 to 13 leave days (RTT days) annually.

Non-managerial employees receive 12 RTT days per year.

As a result of the provisions introduced under the RTT scheme, the amount of overtime worked is negligible.

9.5.4. External personnel

For the year ended 31st December 2003, the expenditure of Altran Technologies on external staff (in the form of temporary staff) was €183 thousand.

This relates exclusively to temporary staff in service functions.

The temporary work essentially concerned short-term replacements (three to four weeks on average).

9.5.5. Organisation of working time

The statutory length of the working week is 35 hours.

For the majority of managerial staff, work time is organised on the basis of a fixed number of 217 days worked per year, with a weekly reference rate of 38.5 hours, compensated by the allocation of leave days under the RTT scheme.

Out of a total of 1,740 employees, 36 have part-time employment contracts.

9.5.6. Developments in remuneration policy

In 2003, the management of Altran Technologies confirmed its undertaking not to impose a company-wide freeze of managerial employees' salaries, despite the continuing economic recession.

However, for reasons of prudence in the context of an uncertain future, salary increases have slowed significantly.

Nevertheless, as has always been the case, Altran Technologies seeks to continue to determine remuneration on an individual basis to ensure that employees are rewarded on individual performance and results. Therefore, in order to maintain this policy of consistency linked to individual career paths and remuneration, there were no across-the-board increases. As in 2002, the management paid particular attention to the category of non-managerial employees, setting itself once again the goal of ensuring that salaries continued to progress.

9.5.7 Personnel costs

For the year ended 31st December 2003, the total employment costs incurred by Altran Technologies amounted to €119,484 thousand.

Gross salaries paid to employees amounted to €77,272 thousand.

The associated costs of the company's social protection coverage was €7,542 thousand (of which

€1,155 thousand was for health and employee welfare costs and €6,387 thousand for additional retirement benefits).

Other charges relate to social security contributions to the French Social Security agency URSSAF, unemployment insurance contributions, medical examinations, etc.

In 2003, Altran Technologies continued to negotiate its social security cover contracts (health and employee welfare costs), and, thanks to the diligence and rigour of its employees, it continued to improve health expense guarantees and to reduce welfare contributions by 25%.

9.5.8. Equal opportunities for men and women

The Altran Technologies payroll shows a small disparity in salaries between men and women: between 0 and 12% for managerial staff according to position, and between 0 and 1% for non-managerial staff, depending on position, and in favour of women.

These figures illustrate the company's commitment to maintaining equality between men and women. However, since the proportion of women fell in 2003, their potential to reach positions of high responsibility was reduced, hence a slight increase in salary disparity in favour of managerial male staff.

9.5.9. Internal relations and collective agreements

The elections of staff representatives will take place in 2004.

Eleven meetings with the staff representatives were organised in 2003.
No collective agreements were signed.

9.5.10. Information and communication

Information flows both bottom-up and top-down within the Group, by way of various means of communication - including Intranet and a newsletter published by the Staff Council - and through the scheduling of meetings and conferences at Business Unit level.

Regular individual interviews are also held between consultants and their managers, or between consultants and the representatives of the Individual Development Teams *(EDI - Equipes Développement Individuel)*. The individual interview process also applies to the directors, managers and support teams.

9.5.11. Procedures

There were 28 disputes settled by alternative dispute resolution mechanisms in 2003.

Thirty legal proceedings are still in progress at 31st December 2003.

Altran Technologies received no formal notices or statements from the workplace inspector in 2003.

9.5.12. Health and safety conditions

In 2003, four meetings of the Health, Safety and Working Conditions Committee (CHSCT) were held.

In 2003, the company continued to carry out a large number of actions designed to support to customers in the implementation of security programmes and to monitor staff secondments to countries which carry a high risk due to political instability or medical dangers. Significant initiatives were taken in order to provide information about the SARS epidemic to members of the staff on duty in, or leaving for, high-risk areas. Practical steps were also taken to protect our employees already established in high-risk countries (despatch of masks, etc.).

A total of 23 people received training on subjects such as electrical accreditations, radiation hygiene and first aid in a workplace context.

9.5.13. Work or travel accidents

In the course of 2003, there were nine work accidents leading to sick leave for a total of 156 days working days lost. Of those nine accidents, eight were motor accidents.

The work injury security rate was 3.14.

No permanent dis-abilities or fatal accidents were recorded.

No temporary staff or external service providers were involved in these work-related accidents.

The work-related accident contribution rate for 2003 was 1.10%, with €849 thousand being paid to the French Social Security authorities in this regard.

9.5.14. Occupational illness

In terms of work-related illness, no occupational diseases have been declared to the French Social Security authorities, nor work-related pathological conditions.

9.5.15. Training

In 2003, a total of 852 trainees received training at Altran Technologies, accumulating 26,950 training hours.

This training was organised either internally or externally, and funded either by the French Training Guarantee Fund for Engineering, Computer, Research and Consulting Companies (FAFIEC) or directly by Altran Technologies.

The annual contributions for the year 2003 to FAFIEC and to the French Individual Training Leave Management Fund (FONGECIF) for continuing education, seminars and individual training leave, amounted to €638 thousand.

The total cost of internal and external training was €1,409 thousand, i.e. a total amount committed to training of €2,047 thousand.

9.5.16. Employment and inclusion of disabled persons

In 2003, there were seven disabled employees recognised as such by the French Technical Commission for Career Guidance and Professional Reclassification (COTOREP).

Measures have been taken since 2002 in order to provide better support for current disabled employees and to improve such recruitment in future.

An additional contribution of €286 thousand was made in 2003.

9.5.17. Social initiatives

For 2003, the amount of the "social initiatives" budget allocated to the Altran Technologies staff council was €93 thousand and the operational budget €155 thousand.

9.5.18. Subcontracting

At 31st December 2003, expenditure on subcontracting amounted to €36,619 thousand.

This relates exclusively to service providers of the Altran group in the framework of centralised support agreements.

9.5.19. Territorial impact in terms of employment and regional development

Altran Technologies takes into account the territorial impact of its activities in terms of employment and regional development.

Altran Technologies endeavours to provide assistance to all employees seconded to group companies, particularly through its commitments in relation to health, employee welfare and repatriation. All applications for visas and work permits for Altran Technologies are centralised.

In relation to subcontracting, Altran Technologies centralises technical cooperation agreements within its subsidiaries.

The company's foreign subsidiaries take into account the territorial impact of their activities on regional development and local populations.

9.5.20. Employment policy

Altran Technologies pursues a dynamic employment policy.

Thus, in 2003, the company recruited 321 employees, mainly on permanent employment contracts and with managerial status.

Employees are chosen in particular for their expertise, their personality and their development potential. Consultants and managers are all college graduates (minimum 5 years' higher education).

Consultants have a predominantly scientific background, while managers may have scientific or management bakgrounds.

CHAPTER 10

Statutory auditors' report

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English-speaking readers. The statutory auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this information is presented after the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report, together with the statutory auditors' report addressing financial and accounting information in the President's report on internal control, should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

10.1 Statutory auditors' report on the financial statements

To the shareholders,

In compliance with the assignment entrusted to us by your General meetings of Shareholders, we hereby report to you, for the year ended 31 December 2003, on:

- the audit of the accompanying financial statements of Altran Technologies SA;
- the justification for our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities, as of 31 December 2003, and of the results of its operations for the year then ended in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we wish to draw your attention to the matter discussed in Note 9.2.1.9 to the financial statements relating to medium-term loans for which some conditions are still being negotiated.

II. Justification for our assessments

In accordance with the requirements of article L. 225-235 of the French Commercial Code (Code de commerce) relating to the justification for our assessments, introduced by the Financial Security Act of 1st August 2003 and which came into effect for the first time this year, we bring to your attention the following matters:

- Note 9.2.1.3. *Investments in group shareholdings and other investments* in the Notes to the financial statements presents the accounting standards and methods relating to the recording of the acquisition price of investments, made up in most cases of a fixed portion and possibly additional amounts calculated based on the Company's estimated future earnings. Within the scope of our assessment of the accounting standards and methods used by your Company and the information currently available, we verified that the aforementioned accounting methods were appropriate and that they were applied properly. We also verified the information provided in the Notes to the financial statements.
- Note 9.2.1.7. *Long-term contracts and revenue recognition* in the Notes to the financial statements presents the accounting standards and methods relating to the recording of services spread over at least two financial years. Within the scope of our assessment of the accounting standards and methods used by your Company, we verified that the aforementioned accounting methods were appropriate and that they were applied correctly.
- As stated in Note 9.2.1.3. *Investments in group shareholdings and other investments* and Note 9.2.1.5. *Receivables* in the Notes to the financial statements, the Company calculates the inventory value of equity interests and receivables taking into account a Company valuation carried out based on the prospects for profitability. A provision for impairment is recorded when the inventory value thus calculated is less than the acquisition value. Our work involved reviewing the valuation methodology used by the Company to make these

estimates, assessing the information and assumptions used as a basis for these valuations and reviewing the calculations carried out by the Company. Within the scope of our assessments, we ensured the reasonable nature of the assumptions used and the valuations resulting therefrom.

The assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to issuing the unqualified opinion expressed in the first part of this report.

III. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have nothing to report regarding the fair presentation and the conformity with the financial statements of the information given in the management report of the Board of Directors, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with the law, we verified that all the information relating to shareholdings, controlling interests and the identity of the shareholders has been included in the Directors' Report.

28 May 2004

The Statutory Auditors

Concorde Européenne Audit-France
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

10.2 Statutory auditors' report on the consolidated financial statements

To the shareholders,

In compliance with the assignment entrusted to us by your General Meetings of Shareholders, we have audited the accompanying consolidated financial statements of Altran Technologies for the year ended 31 December 2003.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I. Opinion on the consolidated financial statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion, we wish to draw your attention to the matters discussed in Notes 3.4, 4.10 and 4.13.4 of the Notes to the financial statements relating respectively to a correction of errors and the related pro-forma information, negotiations underway with respect to medium-term credit lines and the change in presentation of employee profit-sharing.

II. Justification for our assessments

In accordance with the requirements of article L. 225-235 of the French Commercial Code (Code de Commerce) relating to the justification for our assessments, introduced by the Financial Security Act of 1st August 2003 and which came into effect for the first time this year, we bring to your attention the following matters:

Accounting methods and standards:

Note 2.2.1., *Goodwill* of the Notes to the financial statements presents the accounting standards and methods relating to the recording of the acquisition price of investments. Within the scope of our assessment of the accounting standards and methods used by your Group and the information available at this time, we verified that the aforementioned accounting methods were appropriate and that they were applied correctly.

Note 2.9., *Revenue recognition* of the Notes to the financial statements presents the accounting standards and methods relating to the recording of services spread over at least two financial years. Within the scope of our assessments of the accounting standards and methods used by your Group, we verified that the aforementioned accounting methods were appropriate and that they were applied correctly.

Accounting estimates:

As stated in Notes 2.2.2., *Amortisation of goodwill* and 2.3.2. *Other intangible assets* of the Notes to the financial statements, the Group carries out an assessment of the current value of the brands acquired and each item of goodwill on the balance sheet when there are indications of impairment. Our work involved reviewing the valuation methodology used by the Group to make these estimates, assessing the information and assumptions used as a basis for these valuations and reviewing the calculations carried out by the Group.

As stated in Note 2.8., *Deferred taxes*, deferred tax assets are recorded on tax loss carryforwards when it is likely that they can be offset against future tax income. Our work involved reviewing the Group's policy with respect to recognition of such assets and reviewing the assumptions of future offsetting of tax loss carryforwards used by the Group and the deferred tax asset calculations resulting therefrom.

Within the scope of our assessments, we verified the reasonable nature of the assumptions used and the valuations resulting therefrom.

The assessments were made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to issuing the unqualified opinion expressed in the first part of this report.

III. Specific verification

In accordance with professional standards applicable in France, we have also verified the information relating to the Group contained in the management report.

We have nothing to report regarding its fair presentation and conformity with the consolidated financial statements.

28 May 2004

The Statutory Auditors

Concorde Européenne Audit-France
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

10.3 Statutory auditors' report on the internal control

For the year ended 31 December 2003.

Statutory auditors' report, prepared in accordance with article L. 225-235 of the French Company Law (Code de Commerce), on the report prepared by the President of the Board of Altran Technologies, on the internal control procedures relating to the preparation and processing of financial and accounting information.

To the shareholders,

In our capacity as statutory auditors of Altran Technologies, and in accordance with article L. 225-235 of the French Company Law (Code de Commerce), we report to you on the report prepared by the President of your company in accordance with article L. 225-37 of the French Company Law (Code de Commerce) for the year ended 31 December 2003.

Under the responsibility of the board, it is for management to determine and implement appropriate and effective internal control procedures. It is for the President to give an account, in his report, notably of the conditions in which the duties of the board of directors are prepared and organized and the internal control procedures in place within the company.

It is our responsibility to report to you our observations on the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the President's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the President's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, contained in the President of the board's report, prepared in accordance with article L. 225-37 of the French Company Law (Code de Commerce).

28 May 2004

The Statutory Auditors

Concorde Européenne Audit-France
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

This is a free translation into English of the statutory auditors' report on the registration document issued in French and is provided solely for the convenience of English-speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the opinion on the financial statements. This information includes explanatory paragraphs discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements. This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

10.4 Report of the Statutory Auditors on the Registration Document *(Document de Référence)*

In our capacity as statutory auditors of Altran Technologies and in compliance with the COB (French Stock Exchange Regulatory Body) Regulation n° 98-01, we have verified, in accordance with French professional standards, the information in respect of the financial position and historic financial statements included in the accompanying Registration Document (Document de Référence).

This Registration Document is the responsibility of the Mr Alexis Kniazeff, Chairman of the Board. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our review in accordance with French professional standards. This review consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also reviewed other financial information contained in the Registration Document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. This Document does not contain prospective information on properly prepared individual components.

We performed an audit of the statutory financial statements and the consolidated financial statements for the periods ended 31 December 2001, 2002 and 2003 approved by the Board of Directors, according to the professional standards applicable in France. The financial statements for the period ended on 31 December 2001 were certified without any qualifications or observations.

The statutory financial statements for the period ended 31 December 2002 were certified without any qualifications; however, the following observations were made:

We wish to draw your attention to the following points:

- the paragraph entitled "Accounting methods and standards", mentions the first-time application of Regulation 2000-06 of the French Accounting Regulations Committee (Comité de réglementation comptable) relating to liabilities;
- the note concerning the medium-term credit lines relating to the covenants that are currently being renegotiated.

The consolidated financial statements for the period ended 31 December 2002 were certified without any qualifications; however, the following observations were made:

- the note on the accounting standards and valuation methods relating to a change in presentation and the first-time application of Regulation 2000-06 of the French Accounting Regulations Committee (Comité de réglementation comptable) relating to liabilities;
- the note relating to the correction of errors found in the consolidated financial statements for the period ended 31 December 2001;
- the note concerning the medium-term credit lines relating to the covenants that are currently being renegotiated.

The statutory financial statements for the period ended 31 December 2003 were certified without any qualifications; however, the following observation was made:
Without qualifying the aforementioned opinion, we wish to draw your attention to the following point presented in Note I. of the notes to the financial statements concerning the medium-term credit lines of which certain conditions are currently being renegotiated.

The consolidated financial statement for the period ended 31 December 2003 were certified without any qualifications; however, the following observations were made:

Without qualifying the aforementioned opinion, we wish to draw your attention to Notes 3.4, 4.10 and 4.13.4 of the Notes to the financial statements relating respectively to a correction of errors and the related pro-forma information, negotiations underway with respect to medium-term credit lines and the change in presentation of employee profit-sharing.

On the basis of the work we performed, we do not have any observations to make as regards the fairness of the information affecting the financial position and the financial statements of the company and the Group that is presented in this registration document.

28 May 2004

The Statutory Auditors

Concorde Européenne Audit-France
French original signed by
Gérard Bienaimé

ERNST & YOUNG Audit
French original signed by
Philippe Hontarrède

This registration document also includes:

The statutory auditors' general report and the statutory auditors' report on the consolidated financial statements as at 31 December 2003 (respectively paragraphs 10.1 et 10.2 of this registration document) including the justification for the assessments of the statutory auditors presented in accordance with the requirements of Article L. 225-235 of the French Commercial Code.

The statutory auditors' report drawn up in accordance with the last paragraph of Article L. 225-235 of the French Commercial Code, on the report of the Chairman of the Board of Directors of Altran Technologies describing the control procedures relating to the preparation and treatment of accounting and financial information (paragraph 10.3 of this registration document).

10.5 Special report of the statutory auditors on certain related-party transactions

To the shareholders,

In our capacity as statutory auditors of your Company, we are required to report on certain contractual agreements with certain related parties.

In accordance with Article L. 225-40 of French Commercial Code (Code de Commerce), we have been advised of certain contractual agreements which were authorized by your Board of Directors.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our responsibility to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the French Decree of 23 March 1967, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

With Altran Technologies

Director concerned: Mr Jean-Michel Martin.

Nature and purpose
Your Company paid Mr Jean Michel Martin, a director and employee of the Company, a one-off gross bonus of € 20,000.

Terms and conditions
Payment of € 20,000 recorded in the financial statements for the 2003 financial year.

28 May 2004

Les Commissaires aux comptes

Concorde Européenne Audit-France French original signed by	ERNST & YOUNG Audit French original signed by
Gérard Bienaimé	Philippe Hontarrède

CHAPTER 11

Checklist

The French version of this annual report has been filed as "Document de Référence" with the AMF. The following checklist shows the main information required under the Authority's regulation and application instructions.

Note

Altran Technologies
French public company (Société Anonyme) with capital stock of 57,220,857.50 euros

Registered address
58, boulevard Gouvion Saint-Cyr - 75017 Paris - France
702 012 956 RCS Paris

Labrador 33 1 53 06 30 80 Photo Credit: A. FARB